As filed with the Securities and Exchange Commission on July 29, 2016        Registration Statement No. 333-212063
__________________________________________________________________________________
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PRE-EFFECTIVE AMENDMENT NO. 2
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Central Valley Community Bancorp
(Exact Name of Registrant as Specified in its Charter)

California	6022	77-0539125

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
James M. Ford
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to:

Bruce F. Dravis, Esq. James K. Dyer, Jr., Esq. Downey Brand LLP 621 Capitol Mall, 18th Floor Sacramento, California 95814 (916) 444-1000 Fax: (916) 444-2100	David Gershon Manatt, Phelps & Phillips, LLP One Embarcadero Center 30th Floor San Francisco, CA 94111 (415) 291-7550 Fax: (415) 291-7515
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the Merger described in the Proxy Statement-Prospectus.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
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Calculation of Registration Fee

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1),(2)
Common Stock, no par value	1,417,191 shares	(1), (2)	$8,945,364.00	$900.8
(1)    This Registration Statement relates to 1,232,340 shares of common stock of the Registrant issuable to holders of common stock of Sierra Vista Bank in the proposed merger of Sierra Vista Bank with and into Central Valley Community Bank, a wholly-owned subsidiary of the Registrant. Assuming exercise, prior to the merger, of those outstanding warrants and options to purchase shares of Sierra Vista Bank common stock whose exercise prices are less than $5.20 per share, Sierra Vista Bank would have outstanding 4,903,210 shares of common stock at the time of the merger. In addition, Central Valley Community Bancorp is registering an additional 184,851shares of its common stock (15% above the expected maximum) to be available for issuance if the trading price of Central Valley Community Bancorp stock materially underperforms immediately prior to the closing of the merger, and the parties proceed with the merger based on Central Valley Community Bancorp including additional shares as merger consideration. Pursuant to SEC Rule 457(f), the registration fee was computed on the basis of the book value of the common stock of Sierra Vista Bank as of the latest practicable date prior to the date of filing this registration statement (including the proceeds from exercise of warrants and options to achieve the maximum 4,903,210 outstanding shares), net of the estimated maximum cash merger consideration of $10,708,611 to be paid by Registrant to Sierra Vista Bank shareholders. So calculated, the aggregate offering price for the maximum 1,417,191 shares of common stock of the Registrant registered hereunder would be $8,945,364.00.
(2)    Estimated for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457, based on a rate of $100.70 per $1,000,000 of the proposed maximum aggregate offering price.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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Proxy Statement-Prospectus

Central Valley Community Bancorp 7100 N. Financial Drive, Suite 101 Fresno, California 93720 (559) 298-1775	Sierra Vista Bank 1710 Prairie City Road, Suite 100 Folsom, California 95630 (916) 850-1500
Sierra Vista Bank, Central Valley Community Bancorp and Central Valley Community Bank (“CVC Bank”), a wholly-owned subsidiary of Central Valley Community Bancorp, entered into a merger agreement on April 28, 2016 (the “Signing Date”). The merger agreement provides that Sierra Vista Bank will merge with and into CVC Bank, with CVC Bank being the surviving bank in the merger. A copy of that agreement is attached as Appendix A to this proxy statement-prospectus.
In the merger, each share of common stock of Sierra Vista Bank will be converted into merger consideration having an estimated value at the Signing Date of $5.20, to be paid in cash, shares of Central Valley Community Bancorp common stock (“CVCY Shares”), or a combination of cash and CVCY Shares. The estimated value of the merger consideration is subject to potential adjustment depending on the average closing prices of CVCY Shares prior to closing and the value of Sierra Vista Bank’s shareholders’ equity account on the final day of the month before the closing. The various potential adjustments to the merger consideration are described in the section of this proxy statement-prospectus entitled “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders. ” In addition, the market value of the merger consideration will fluctuate with the market price of the common stock of Central Valley Community Bancorp and will not be known at the time you vote on the merger. On July 25, 2016, the last practicable trading date before the date of this proxy statement-prospectus, the closing share price of the common stock of Central Valley Community Bancorp was $15.52 per share as reported on the NASDAQ Capital Market, substantially higher than the price used in the merger agreement ($12.00 per CVCY Share).
We are sending you this proxy statement-prospectus to notify you of, and to invite you to, a special shareholders’ meeting for the purpose of approving the merger transaction. The special meeting of Sierra Vista Bank shareholders will be held at 3:30 p.m. on Thursday, September 1, 2016 at the Granite Bay Country Club, 9600 Golf Club Dr., Granite Bay, California.
We cannot complete the merger unless the holders of at least a majority of the outstanding shares of Sierra Vista Bank common stock approve the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to Sierra Vista Bank. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. If you do not return your proxy card, abstain from voting or do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote “AGAINST” such proposal.
The Board of Directors of Sierra Vista Bank recommends that you vote “FOR” approval of the merger and the merger agreement.
Central Valley Community Bancorp’s common stock is quoted on the NASDAQ Capital Market, under the symbol “CVCY.”
Please read the section entitled “Risk Factors” beginning on page 14 for a discussion of certain factors that you should consider when deciding on how to vote on the merger.
None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, California Department of Business Oversight or any state securities regulators or any other banking regulatory agency have approved the Central Valley Community Bancorp common stock to be issued in the merger, nor have they determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The shares of Central Valley Community Bancorp common stock offered through this proxy statement-prospectus are not savings accounts, deposits or other obligations of any financial institution, and are not insured by the Federal Deposit Insurance Corporation. Central Valley Community Bancorp and Sierra Vista Bank do not guarantee the investment value of the transaction described in this proxy statement-prospectus.
The information contained in this proxy statement-prospectus speaks only as of its date unless the information specifically indicates that another date applies. The information contained in this proxy statement-prospectus regarding Sierra Vista Bank has been furnished by Sierra Vista Bank, and the information contained in this proxy statement-prospectus regarding Central Valley Community Bancorp has been furnished by Central Valley Community Bancorp.
This proxy statement-prospectus is dated July 29, 2016 and is first being mailed to shareholders on or about August 4, 2016.

i

Sierra Vista Bank
1710 Prairie City Road, Suite 100
Folsom, California 95630
(916) 850-1500
Notice of Special Meeting of Shareholders
Thursday, September 1, 2016
To:     The Shareholders of Sierra Vista Bank
Notice is hereby given that, pursuant to its bylaws and the call of its Board of Directors, the special meeting of shareholders of Sierra Vista Bank will be held at the Granite Bay Country Club, 9600 Golf Club Dr., Granite Bay, California on Thursday, September 1, 2016 at 3:30 p.m., for the purpose of considering and voting upon the following matters:
1.    Approval of the Merger Agreement and Merger. To approve the Agreement and Plan of Reorganization and Merger dated April 28, 2016 (the “Signing Date”) attached as Appendix A to the proxy statement-prospectus, providing for the merger of Sierra Vista Bank with and into Central Valley Community Bank, a wholly-owned subsidiary of Central Valley Community Bancorp, and the transactions contemplated by that merger agreement.
2.    Adjournment. To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, which is referred to as the adjournment proposal.
The Board of Directors of Sierra Vista Bank has fixed the close of business on July 18, 2016 as the record date for determining the shareholders entitled to notice of, and the right to vote at, the special meeting of shareholders.
The merger is more fully described in this proxy statement-prospectus and in the merger agreement. The affirmative vote of shareholders holding at least a majority of the outstanding common stock of Sierra Vista Bank as of the record date is required to approve the merger and merger agreement. The affirmative vote of shareholders represented in person or by proxy at the special meeting is required to approve the adjournment proposal.
The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock as of July 18, 2016 have agreed to vote their shares in favor of the merger. These shareholders also may exercise warrants or options prior to the record date for the special meeting that would have the result of ensuring approval of the merger.
The merger agreement sets forth the terms of the merger of Sierra Vista Bank into Central Valley Community Bank. Subject to the limitations in the merger agreement, all holders of Sierra Vista Bank common stock will be entitled to elect whether to receive merger consideration in the form of cash, newly issued shares of Central Valley Community Bancorp common stock, or a combination thereof, in exchange for their common shares of Sierra Vista Bank.
You are urged to vote in favor of the merger proposal and adjournment proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors

Dated: August 4, 2016	G. Eric Northman, Corporate Secretary

References to Additional Information
This document incorporates important business and financial information about Central Valley Community Bancorp and Central Valley Community Bank (“CVC Bank”) from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document but not otherwise accompanying this document by requesting them in writing or by telephone from Central Valley Community Bancorp as follows:
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
Attention: Cathy Ponte
You will not be charged for any of these documents that you request. If you would like to request documents, please do so by August 25, 2016, in order to receive them before the special meeting. You can also obtain any of these documents at no cost from the SEC’s website at http://www.sec.gov.
The documents incorporated by reference are listed under the caption “Where You Can Find More Information.” In addition, Central Valley Community Bancorp hereby incorporates by reference of all its subsequent filed reports with the SEC prior to the date of the consummation of the merger.
Sierra Vista Bank does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC.

List of Appendices

Agreement and Plan of Reorganization and Merger dated April 28, 2016, by and among Central Valley Community Bancorp, Central Valley Community Bank and Sierra Vista Bank	Appendix A
Excerpt from Chapter 13 of the California Corporations Code	Appendix B
Fairness Opinion of Sandler O’Neill + Partners, L.P.	Appendix C

v

QUESTIONS AND ANSWERS ABOUT THE MERGER
This question and answer summary highlights selected information contained in other sections of this proxy statement-prospectus. To understand the merger more fully, you should carefully read this entire proxy statement-prospectus, including all appendices and financial statements. References in this Q&A section to “you” and “your” refer to holders of common stock of Sierra Vista Bank who are being asked to cast votes on the matters described herein.
Q:    What am I being asked to vote on?
A:    You are being asked to vote on a merger agreement which provides for the merger of Sierra Vista Bank with and into Central Valley Community Bank (“CVC Bank”), a wholly owned subsidiary of Central Valley Community Bancorp.
You are urged to vote in favor of the merger by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise.
Q:    Who is eligible to vote?
A:    Holders of Sierra Vista Bank common stock are eligible to vote their shares at the Sierra Vista Bank special meeting of shareholders if they were holders of record of those shares at the close of business on July 18, 2016 (the “record date”).
Q:    What is the vote needed for approval of the merger agreement?
A:    Approval of the merger agreement requires the affirmative vote of shareholders holding at least a majority of the outstanding shares of Sierra Vista Bank as of the record date. A majority vote would require the affirmative vote of at least 2,161,335 shares of the 4,322,669 shares of common stock outstanding as of the record date. The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger.
Q:    What is the effect, and vote needed for approval, of the adjournment proposal?
A:    The adjournment proposal would approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal. The affirmative vote of shareholders represented in person or by proxy at the special meeting is required to approve the adjournment proposal.
Q:    What will happen if Sierra Vista Bank shareholders approve the merger?
A:    If the Sierra Vista Bank shareholders approve the merger, and other conditions set forth in the merger agreement are fulfilled, Sierra Vista Bank will merge with and into CVC Bank. Sierra Vista Bank will cease to exist as a separate entity. Branch offices of Sierra Vista Bank will become branch offices of CVC Bank.
The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger. These shareholders also may exercise warrants or options prior to the record date for the special meeting that would have the result of ensuring approval of the merger. Any unexercised warrants or options held by these individuals as of the record date will not be eligible to vote with respect to the merger, but shares of Sierra Vista Bank common stock purchased upon exercise of those warrants or options would be entitled to receive the merger consideration described herein.
Q:    What will I receive in exchange for my Sierra Vista Bank shares in the merger?
A:    Under the merger agreement, each Sierra Vista Bank share will be exchanged for merger consideration with an estimated value at the Signing Date of $5.20, to be paid in the form of cash, newly issued shares of Central Valley Community Bancorp common stock (“CVCY Shares”) or a mix of cash and CVCY Shares. The estimated value of the merger consideration is subject to potential adjustment depending on the average closing prices of CVCY Shares prior to closing and the value of Sierra Vista Bank’s shareholders’ equity account on the final day of the month before the closing.
If the value of Sierra Vista Bank’s shareholders’ equity account is less than $18,050,000 on the final day of the month before the Closing (“Closing SVB shareholders’ equity”), any shortfall will be deducted from the amount of the Total Merger Consideration. On June 30, 2016, the Sierra Vista Bank shareholders’ equity account stood at approximately $18,279,439, after taking into account adjustments under the merger agreement consisting of (a) subtracting $149,250 for the exercise, at $2.00 per share, of 74,625 warrants to purchase Sierra Vista Bank common stock, and $53,318 of Accumulated Other Comprehensive Income, and (b) adding $70,947 of merger expenses. Under the merger agreement, the following will all be excluded in calculating the Closing SVB shareholders’ equity: (1) specified gains or losses in the value of the Sierra Vista Bank securities portfolio occurring after April 28, 2016, (2) specified merger expenses up to $2,350,000, (3) amounts paid to terminate in-the-money warrants and options to purchase Sierra Vista Bank common stock in accordance with the merger agreement, (4) increases in shareholders’ equity arising from the exercise of warrants or options to purchase Sierra Vista Bank common stock that were outstanding on April 28, 2016, and (5) adjustments to Sierra Vista Bank’s account values made at the request of Central Valley Community Bancorp to make accounting for those accounts consistent with the accounting used by Central Valley Community Bancorp. The parties are not currently aware of any additional adjustments that should be made to the SVB shareholders’ equity.
Under the merger agreement, it is also possible that the merger consideration could be adjusted by a date that is within 10 days of the expected Closing date for the merger, if the trading price of the CVCY Shares both materially changes and materially outperforms or underperforms the NASDAQ Bank Index. Such adjustments would be calculated on the later of (a) the date following the date of the special meeting of Sierra Vista Bank shareholders or (b) 10 days prior to the expected Closing date (the “Determination Date”) in the following circumstances:
Material Underperformance, Sierra Vista Bank shall have the right to terminate the merger if (i) the 20-day volume-weighted average trading price of the CVCY Shares (the “Lower Determination Date Price”) is less than $10.20 and (ii) the percentage decline in the price of a CVCY Share from $12.00 exceeds by 15% the percentage decline in the 20-day closing price of the NASDAQ Bank Index between the Signing Date and the Determination Date; provided, however, that Sierra Vista Bank may not terminate the merger agreement if Central Valley Community Bancorp elects to increase the aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) to make up the difference as calculated under the merger agreement.
Material Overperformance, Under the merger agreement, Central Valley Community Bancorp has the right to terminate the merger (an “Over-Performance Termination”) if:
(i) the volume-weighted average price of the CVCY Shares on NASDAQ for the 20 consecutive trading dates ending on and including the Determination Date is greater than $13.80 (which is 115% of the $12.00 negotiated price of a CVCY Share on the Agreement Date), and
(ii) the volume-weighted average price of the CVCY Shares for the 20 consecutive trading dates ending on and including the Determination Date is such that the CVCY Shares have outperformed the NASDAQ Bank Index by more than 15% since the 20 consecutive trading days immediately preceding the date of the merger agreement.
However, Sierra Vista Bank can prevent an Over-Performance Termination by accepting an adjustment to the aggregate merger consideration that reduces the otherwise-payable aggregate merger consideration by an amount equal to number of CVCY Shares included in the aggregate merger consideration (prior to any such adjustment) multiplied by the lesser of (1) the amount by which the volume-weighted average price of the CVCY Shares exceeds $13.80 or (2) the amount by which the volume-weighted average price of the CVCY Shares exceeds the product of 115% of the percentage change in the 20-day average closing price of the NASDAQ Bank Index since the Signing Date multiplied by $12.00. Central Valley Community Bancorp would determine whether the adjusted aggregate merger consideration would be in the form of CVCY Shares, cash, or any combination of CVCY Shares and cash, provided that the adjustment does not result in an aggregate amount of cash that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
On July 25, 2016, the latest practicable date prior to the date of filing this proxy statement-prospectus, the 20-day volume-weighted average price of the CVCY Shares was $14.39, which is greater than $13.80 and represents a 18.6% increase relative to the change in the 20-day average closing price of the NASDAQ Bank Index since the Agreement Date. As a result, Central Valley Community Bancorp would have had the right to terminate the merger agreement if the Determination Date were July 25, 2016. However, Sierra Vista Bank would have had the right under the merger agreement to prevent Central Valley Community Bancorp from terminating the merger agreement, by agreeing to reduce the otherwise payable aggregate merger consideration by approximately $475 thousand. As a result of this adjustment and based on the actual closing price of $15.52 per CVCY Share on July 25, 2016 and without any other adjustments, the implied per share value of the merger consideration received by Sierra Vista Bank shareholders would have been reduced from $6.08 to $5.97, compared to the merger agreement’s negotiated value per share of $5.20, which assumed a value of $12.00 per CVCY Share.
If the merger agreement and merger are approved by the Sierra Vista Bank shareholders at the special shareholders meeting, the Sierra Vista Bank Board would regard such approval as including approval of the board’s authority to accept a reduction in the aggregate merger consideration in order to prevent termination of the merger in accordance with the terms of the merger agreement. The Sierra Vista Bank Board would not re-solicit shareholder approval of the transaction if Central Valley Community Bancorp elected to exercise its termination right in these circumstances. Therefore, by voting to approve the merger agreement and the merger, shareholders will also be authorizing adjustments in the aggregate merger consideration in accordance with the terms of the merger agreement.
Central Valley Community Bancorp has not advised Sierra Vista Bank whether it would terminate the merger agreement under these circumstances. Further, the Sierra Vista Bank board of directors has not decided whether it would elect to allow Central Valley Community Bancorp to terminate the merger agreement or proceed with an adjustment in the aggregate merger consideration in these circumstances. In deciding whether to prevent an Over-Performance Termination, Sierra Vista Bank’s board of directors would be obligated to act in good faith and with due care. In making such a decision, Sierra Vista Bank’s board of directors would consult with its financial advisor and legal counsel. Among other things, Sierra Vista Bank’s board of directors would consider whether the adjusted merger consideration fairly reflects the board of directors’ view of Sierra Vista Bank’s value; the total value of the adjusted merger consideration, including after giving effect to any other adjustments; whether and the extent to which Sierra Vista Bank’s board of directors believed CVCY Shares would increase or decrease in value after the completion of the merger; Central Valley Community Bancorp’s prospects generally; Sierra Vista Bank’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; the likelihood that Sierra Vista Bank could enter into, and consummate, an alternative transaction of equal or superior value within an appropriate period of time; and various macro-economic conditions and factors.
The meeting of Sierra Vista Bank shareholders, at which shareholders will vote to approve the merger and the merger agreement, is set for September 1, 2016. The Closing is expected to occur on or about October 1, 2016.
Additional discussion of factors that may affect the actual value of the merger consideration paid per share to any Sierra Vista Bank shareholder is set out in this proxy statement-prospectus in the section “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders”; “The Merger—Adjustments to Merger Consideration”; and “The Merger—Election of Form of Payment.”
Subject to availability, you will be able to elect to receive (a) cash, (b) CVCY Shares, or (c) a combination of cash and CVCY Shares in exchange for your Sierra Vista Bank shares. The form of merger consideration you receive will depend upon the factors described in the section “The Merger—Merger Consideration—Election of Form of Payment.”
IMPORTANT NOTE: Casting your shareholder vote regarding the merger and making your election on the form of merger consideration you would prefer (cash, CVCY Shares, or a combination) are separate actions. Separate materials and envelopes are provided with this proxy statement-prospectus for taking each action.
Q: How does a Sierra Vista Bank shareholder elect the form of merger consideration he or she prefers to receive?
A:    An election form with instructions for making the election as to the form of consideration has been mailed to all Sierra Vista Bank shareholders as of the record date. To make an election, a Sierra Vista Bank shareholder must submit an election form, to Central Valley Community Bancorp’s exchange agent before 5:00 p.m., Pacific Time, on the later to occur of September 2, 2016, which is the date following Sierra Vista Bank’s shareholder meeting, and the date that that is the 10th business day prior to the completion of the merger. This date is referred to as the “election deadline.” Election choices and election procedures are described under the section entitled “The Merger—Merger Consideration—Election of Form of Payment.”
Q: May a Sierra Vista Bank shareholder change his or her election once it has been submitted?
A:    Yes. An election may be changed so long as the new election is received by the exchange agent prior to the election deadline. To change an election, an Sierra Vista Bank shareholder must send the exchange agent a written notice revoking any election previously submitted.
Q: How will a Sierra Vista Bank shareholder know when the election deadline is?
A:    The actual election deadline is not currently known. Central Valley Community Bancorp and Sierra Vista Bank will issue a press release announcing the date of the election deadline at least five business days before that deadline. See “The Merger—Merger Consideration—Election of Form of Payment.”
Q:    How are outstanding Sierra Vista Bank stock options and warrants addressed in the merger agreement?
A:    The holders of options and warrants to purchase Sierra Vista Bank common stock will have the ability to participate in the merger, whether or not the options or warrants are exercised. If the warrants or options are exercised prior to the record date for the special meeting, the shares that are issued will be eligible to participate in the voting on the merger. Any Sierra Vista Bank common stock issued upon exercise of the warrants or options prior to the completion of the merger will be eligible to receive merger consideration. Immediately prior to the completion of the merger, each outstanding and unexercised Sierra Vista Bank stock option or warrant will be terminated by Sierra Vista Bank and shall entitle the holder to a cash payment at the effective time of the merger equal to the positive difference, if any, between the exercise price and the equivalent dollar value of the merger consideration.
Q:    Should I send in my certificates to Sierra Vista Bank or Central Valley Community Bancorp now?
A:    No. Please do not send in your Sierra Vista Bank stock certificates with your proxy or Election Form to Sierra Vista Bank or Central Valley Community Bancorp. Instructions for sending your certificates are included with the Election Form. In addition, after the merger, an exchange agent designated by Central Valley Community Bancorp will send you instructions for exchanging your Sierra Vista Bank stock certificates for the merger consideration.
Q:    What do I need to do now?
A:    After you have carefully read this proxy statement-prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote at the special meeting will need to obtain a proxy form from the institution that holds their shares.

If you vote for the merger and want to make an election regarding the form of the merger consideration you are to receive, you should also complete and mail the separate Election Form. If you vote against the merger and will seek dissenter’s rights, you should not submit an Election Form.
Q:    What happens if I do not return my proxy card?
A:    If you fail to execute and return your proxy card, it will have the same effect as voting against the merger, unless you vote in person at the meeting.
Q:    What risks should I consider before I vote on the merger?
A:    Certain risks that you should consider in deciding how to vote on the merger are described in the section of this proxy statement-prospectus entitled “Risk Factors.” You are urged to read that section, as well as the rest of this proxy statement-prospectus, before deciding how to vote.
Q:    How do I vote?
A:    Holders of a valid proxy card should indicate on their proxy card how they want to vote. Sign and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the Sierra Vista Bank special shareholders’ meeting. Alternatively, you may attend the meeting and vote in person.
Giving a proxy means that a Sierra Vista Bank shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the special meeting in the manner it directs.

•	If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted in favor of the merger and in favor of the adjournment proposal.

•	If you do not sign and send in your proxy card or you abstain from voting, it will have the same effect as voting your shares against the merger.

•	You may vote by phone using the toll-free number on your proxy card.

•	You may vote on the Internet by visiting the website shown on your proxy card.

•	You may attend the meeting and vote your shares in person, rather than voting by proxy.

•
In addition, you may withdraw your proxy at any time up to and including the taking of the vote at the Sierra Vista Bank special shareholders’ meeting by following the directions on page 20 and either changing your vote by executing another proxy or attending the meeting and voting in person.

Q:    How do Sierra Vista Bank’s directors, executive officers and certain principal shareholders plan to vote on the merger?
A:    The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger.
Q:    What do I do if I do not agree with the merger? Do I have appraisal or dissenter’s rights?
A:    If you do not agree with the merger, and if you do not vote in favor of it, and if you take certain other actions required by California law, you will have dissenter’s rights under California law. Exercise of these rights will result in Sierra Vista Bank purchasing your shares at their “fair market value” as of the date immediately prior to the public announcement of the merger as determined in accordance with California law. Please read the section entitled “The Merger—Dissenters’ Rights of Sierra Vista Bank’s Shareholders” and Appendix B for additional information.
Q:    Who can help answer my other questions?
A:    If you want to ask any additional questions about the merger, you should contact Lesa Fynes, Chief Financial Officer of Sierra Vista Bank, 1710 Prairie City Road, Suite 100, Folsom, California 95630, telephone (916) 850-1500.

SUMMARY
This summary only highlights selected information in this proxy statement-prospectus. It does not contain all the information that may be important to you in deciding how to vote. You should carefully read this entire proxy statement-prospectus, including the appendices. These will give you a more complete description of the merger, the merger agreement and the transactions proposed. You should also refer to the section entitled “Where You Can Find More Information” on pages 62 and 63. References in this Summary section to “you” and “your” refer to holders of common stock of Sierra Vista Bank who are being asked to cast votes on the matters described herein. Shareholders are encouraged, if they deem necessary, to seek the appropriate legal and financial advice necessary prior to deciding how to vote.
General
This proxy statement-prospectus relates to the proposed merger of Sierra Vista Bank with and into CVC Bank, a wholly owned subsidiary of Central Valley Community Bancorp. Unless the context otherwise requires, references to Central Valley Community Bancorp refer to Central Valley Community Bancorp and CVC Bank on a consolidated basis.
After the merger, the combination of Sierra Vista Bank and CVC Bank would result in a community banking operation that would extend through the California Central Valley from Tulare County in the south to Sacramento and the Sierra foothills in the north.
Parties to the Merger (pages 56 and 57)
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
Central Valley Community Bancorp is a bank holding company headquartered in Fresno, California.
Central Valley Community Bancorp has one banking subsidiary, CVC Bank. Central Valley Community Bancorp’s principal business is to provide, through its banking subsidiary, financial services in its primary market area in California. Central Valley Community Bancorp serves Fresno County, Madera County, Sacramento County, San Joaquin County, Tulare County, Merced County, and Stanislaus County and their surrounding areas through CVC Bank. Central Valley Community Bancorp does not currently conduct any operations other than through CVC Bank.
Please read the section entitled “Information Regarding Central Valley Community Bancorp” for additional information about Central Valley Community Bancorp.
Sierra Vista Bank
1710 Prairie City Road, Suite 100
Folsom, California 95630
(916) 850-1500
Sierra Vista Bank is a California state-chartered bank headquartered in Folsom, California, in the Sacramento Valley area. Sierra Vista Bank is authorized to engage in the general commercial banking business and its deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits of the law. At March 31, 2016, Sierra Vista Bank had approximately $156.1million in assets, $117.8 million in net loans and $134.7 million in deposits.
Sierra Vista Bank currently operates three full service branches located in Folsom and Fair Oaks (Sacramento County), and Cameron Park (El Dorado County).
The main office of Sierra Vista Bank is located at 1710 Prairie City Road, Suite 100, Folsom, California 95630. The telephone number of Sierra Vista Bank is (916) 850-1500.
Please read the section entitled “Information Regarding Sierra Vista Bank” for additional information.
Recent Events
For the three months ended March 31, 2016, Central Valley Community Bancorp reported unaudited net income of $3,403,000, and unaudited earnings per share, on a fully diluted basis, were $0.31. For the fiscal year ended December 31, 2015, Central Valley Community Bancorp reported net income of $10,964,000, and earnings per share, on a fully diluted basis, were $1.00. As of March 31, 2016, on an unaudited basis, Central Valley Community Bancorp had total assets and net loans of $1,271,543,000 and $598,864,000, respectively. For more information regarding Central Valley Community Bancorp’s financial results, see Central Valley Community Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, its Quarterly Report on Form 10-Q for the Quarter ended March 31, 2016, and its reports on Form 8-K, which are incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” on pages 62 and 63.

Special Shareholders’ Meeting (Page 18)
Sierra Vista Bank will hold its special shareholders’ meeting at the Granite Bay Country Club, 9600 Golf Club Dr., Granite Bay, California on Thursday, September 1, 2016, at 3:30 p.m. At this meeting, Sierra Vista Bank shareholders will consider and vote upon the approval of the merger. You may vote at the Sierra Vista Bank special shareholders’ meeting if you owned shares of Sierra Vista Bank common stock at the close of business on the record date of July 18, 2016.
Approval of the merger agreement will require the affirmative vote of a majority of the outstanding shares, or 2,161,335 of the 4,322,669 shares of Sierra Vista Bank common stock outstanding at the record date.
The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger. These shareholders also may exercise warrants or options prior to the record date for the special meeting that would have the result of ensuring approval of the merger.
You are urged to vote in favor of the merger by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting of shareholders in person. If you submit a proxy and then decide to attend the meeting in person, you need not vote at the meeting unless you wish to change your proxy voting instructions. The proxy may be revoked at any time prior to its exercise. Under the provisions of the California Corporations Code, Central Valley Community Bancorp’s shareholders are not required to approve the merger. Please read the section entitled “The Sierra Vista Bank Meeting” for additional information.
The Merger (Page 21)
The merger will result in Sierra Vista Bank being merged with and into CVC Bank and is subject to shareholder and regulatory approvals, as well as other closing conditions required in the merger agreement. Please read the sections entitled “The Merger—Structure of the Merger” and “—Certain Effects of the Merger” for additional information.
The Merger Agreement (Page 48)
The merger agreement is the legal document that embodies the merger’s terms and governs Central Valley Community Bancorp’s, CVC Bank’s, and Sierra Vista Bank’s merger process, including the issuance of CVCY Shares and cash to holders of Sierra Vista Bank’s common stock in connection with the merger. Please read the entire merger agreement which is attached to this proxy statement-prospectus as Appendix A. Also, please read the section entitled “The Merger Agreement” for additional information.
Consideration to be Paid to Sierra Vista Bank Shareholders (Pages 26 to 30)
Under the merger agreement, each Sierra Vista Bank share will be exchanged for merger consideration with an estimated value as of the filing date of $5.20, to be paid in the form of cash, CVCY Shares, or a mix of cash and CVCY Shares. The estimated value of the merger consideration is subject to potential adjustment depending on the average closing prices of CVCY Shares prior to closing and the value of Sierra Vista Bank’s shareholders’ equity account on the final day of the month before the closing.
If the value of Sierra Vista Bank’s shareholders’ equity account is less than $18,050,000 on the final day of the month before the Closing (“Closing SVB shareholders’ equity”), any shortfall will be deducted from the amount of the Total Merger Consideration. On June 30, 2016, the Sierra Vista Bank shareholders’ equity account stood at approximately $18,279,439, after taking into account adjustments under the merger agreement consisting of (a) subtracting $149,250 for the exercise, at $2.00 per share, of 74,625 warrants to purchase Sierra Vista Bank common stock and $53,318 of Accumulated Other Comprehensive Income, and (b) adding $70,947 of merger expenses. Under the merger agreement, the following will all be excluded in calculating the Closing SVB shareholders’ equity: (1) specified gains or losses in the value of the Sierra Vista Bank securities portfolio occurring after April 28, 2016, (2) specified merger expenses up to $2,350,000, (3) amounts paid to terminate in-the-money warrants and options to purchase Sierra Vista Bank common stock in accordance with the merger agreement, (4) increases in shareholders’ equity arising from the exercise of warrants or options to purchase Sierra Vista Bank common stock that were outstanding on April 28, 2016, and (5) adjustments to Sierra Vista Bank’s account values made at the request of Central Valley Community Bancorp to make accounting for those accounts consistent with the accounting used by Central Valley Community Bancorp. The parties are not currently aware of any additional adjustments that should be made to the SVB shareholders’ equity.
Under the merger agreement, it is also possible that the merger consideration could be adjusted by a date that is within 10 days of the expected Closing date for the merger, if the trading price of the CVCY Shares both materially changes and materially outperforms or underperforms the NASDAQ Bank Index. Such adjustment would be calculated on the later of (a) the date following the date of the special meeting of Sierra Vista Bank shareholders or (b) the Determination Date in the following circumstances:
Material Underperformance. Sierra Vista Bank shall have the right to terminate the merger if (i) the Lower Determination Date Price is less than $10.20 and (ii) the percentage decline in the price of a CVCY Share from $12.00 exceeds by 15% the percentage decline in the 20-day closing price of the NASDAQ Bank Index between the Signing Date and the Determination Date; provided, however, that Sierra Vista Bank may not terminate the merger agreement if Central Valley Community Bancorp elects to increase the aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) to make up the difference as calculated under the merger agreement.
Material Overperformance. Under the merger agreement, Central Valley Community Bancorp has the right to terminate the merger (an “Over-Performance Termination”) if:
(i) the volume-weighted average price of the CVCY Shares on NASDAQ for the 20 consecutive trading dates ending on and including the Determination Date is greater than $13.80 (which is 115% of the $12.00 negotiated price of a CVCY Share on the Agreement Date), and
(ii) the volume-weighted average price of the CVCY Shares for the 20 consecutive trading dates ending on and including the Determination Date is such that the CVCY Shares have outperformed the NASDAQ Bank Index by more than 15% since the 20 consecutive trading days immediately preceding the date of the merger agreement.
However, Sierra Vista Bank can prevent an Over-Performance Termination by accepting an adjustment to the aggregate merger consideration that reduces the otherwise-payable aggregate merger consideration by an amount equal to number of CVCY Shares included in the aggregate merger consideration (prior to any such adjustment) multiplied by the lesser of (1) the amount by which the volume-weighted average price of the CVCY Shares exceeds $13.80 or (2) the amount by which the volume-weighted average price of the CVCY Shares exceeds the product of 115% of the percentage change in the 20-day average closing price of the NASDAQ Bank Index since the Signing Date multiplied by $12.00. Central Valley Community Bancorp would determine whether the adjusted aggregate merger consideration would be in the form of CVCY Shares, cash, or any combination of CVCY Shares and cash, provided that the adjustment does not result in an aggregate amount of cash that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
On July 25, 2016, the latest practicable date prior to the date of filing this proxy statement-prospectus, the 20-day volume-weighted average price of the CVCY Shares was $14.39, which is greater than $13.80 and represents a 18.6% increase relative to the change in the 20-day average closing price of the NASDAQ Bank Index since the Agreement Date. As a result, Central Valley Community Bancorp would have had the right to terminate the merger agreement if the Determination Date were July 25, 2016. However, Sierra Vista Bank would have had the right under the merger agreement to prevent Central Valley Community Bancorp from terminating the merger agreement, by agreeing to reduce the otherwise payable aggregate merger consideration by approximately $475 thousand. As a result of this adjustment and based on the actual closing price of $15.52 per CVCY Share on July 25, 2016 and without any other adjustments, the implied per share value of the merger consideration received by Sierra Vista Bank shareholders would have been reduced from $6.08 to $5.97, compared to the merger agreement’s negotiated value per share of $5.20.
If the merger agreement and merger are approved by the Sierra Vista Bank shareholders at the special shareholders meeting, the board would regard such approval as including approval of the board’s authority to accept a reduction in the aggregate merger consideration in order to prevent termination of the merger in accordance with the terms of the merger agreement. The Board would not re-solicit shareholder approval of the transaction if Central Valley Community Bancorp elected to exercise its termination right in these circumstances. Therefore, by voting to approve the merger agreement and the merger, shareholders will also be authorizing adjustments in the aggregate merger consideration in accordance with the terms of the merger agreement.
Central Valley Community Bancorp has not advised Sierra Vista Bank whether it would terminate the merger agreement under these circumstances. Further, the Sierra Vista Bank board of directors has not decided whether it would elect to allow Central Valley Community Bancorp to terminate the merger agreement or proceed with an adjustment in the aggregate merger consideration in these circumstances. In deciding whether to prevent an Over-Performance Termination, Sierra Vista Bank’s board of directors would be obligated to act in good faith and with due care. In making such a decision, Sierra Vista Bank’s board of directors would consult with its financial advisor and legal counsel. Among other things, Sierra Vista Bank’s board of directors would consider whether the adjusted merger consideration fairly reflects the board of directors’ view of Sierra Vista Bank’s value; the total value of the adjusted merger consideration, including after giving effect to any other adjustments; whether and the extent to which Sierra Vista Bank’s board of directors believed CVCY Shares would increase or decrease in value after the completion of the merger; Central Valley Community Bancorp’s prospects generally; Sierra Vista Bank’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; the likelihood that Sierra Vista Bank could enter into, and consummate, an alternative transaction of equal or superior value within an appropriate period of time; and various macro-economic conditions and factors.
The meeting of Sierra Vista Bank shareholders, at which shareholders will vote to approve the merger and the merger agreement, is set for September 1, 2016. The Closing is expected to occur on or about October 1, 2016.
Additional discussion of factors that may affect the actual value of the merger consideration paid per share to any Sierra Vista Bank shareholder is set out in this proxy statement-prospectus in the sections “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders”; “The Merger—Adjustments to Merger Consideration”; and “The Merger—Election of Form of Payment.”
Subject to availability, you will be able to elect to receive (a) cash, (b) CVCY Shares, or (c) a combination of cash and CVCY Shares in exchange for your Sierra Vista Bank shares.

IMPORTANT NOTE: Casting your shareholder vote regarding the merger and making your election on the form of consideration you would prefer (cash, CVCY Shares, or a combination) are separate actions.
Please read the sections entitled “Risk Factors—Risks Regarding the Merger” and “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders” for additional information.
Regulatory Approvals (Page 32)
CVC Bank and Sierra Vista Bank must receive approvals from the Federal Deposit Insurance Corporation and the California Department of Business Oversight in order to consummate the merger. FDIC approval was obtained on July 18, 2016, and California Department of Business Oversight approval was received on July 25, 2016. Please read the section entitled “The Merger—Regulatory Approvals” for additional information.
Opinion of Sierra Vista Bank’s Financial Advisor (Pages 38 to 48)
In deciding to recommend approval of the merger, Sierra Vista Bank’s Board of Directors considered, among other things, the April 28, 2016 opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), Sierra Vista Bank’s financial advisor, regarding the fairness, from a financial point of view, of the consideration to be received by Sierra Vista Bank’s shareholders as a result of the merger. A copy of the Sandler O’Neill report is attached as Appendix C to this proxy statement-prospectus. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by the advisor in providing its opinion. Subject to the terms and limitations set forth in their report, Sandler O’Neill concluded that the combination of Central Valley Community Bancorp common stock and cash to be received by holders of Sierra Vista Bank common stock in the merger is fair from a financial point of view.
Recommendation of Sierra Vista Bank’s Board of Directors (Pages 18, 21 and 24)
On April 28, 2016, Sierra Vista Bank’s Board of Directors approved the merger agreement and the transactions contemplated by it. Moreover, they believe that the merger’s terms are fair to you and in your best interests. Accordingly, they recommend a vote “FOR” the proposal to approve the merger agreement and the merger. The conclusions of Sierra Vista Bank’s Board of Directors regarding the merger are based upon a number of factors.
In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, Sierra Vista Bank’s board of directors consulted with Sierra Vista Bank’s management, as well as its legal and financial advisors, and considered a number of positive factors, including, but not limited to, the following:
•    the belief that the combination with Central Valley Community Bancorp would enable Sierra Vista Bank shareholders to participate in a combined company that would have enhanced future prospects as compared to those that Sierra Vista Bank is likely to achieve on a stand-alone basis;
•    the potential of combining with a larger company that will provide additional products and services to better grow and retain Sierra Vista Bank’s customers, that the combined, more diversified, customer base will improve and diversify future revenue sources, and that future earnings prospects will be stronger on a combined basis;
•    the current and prospective economic and competitive environment facing the financial services industry generally, including the continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;
•    the complementary nature of the respective markets, customers and asset/liability mix of Sierra Vista Bank and Central Valley Community Bank;
•    the reports of Sierra Vista Bank’s management to the Sierra Vista Bank board of directors concerning the operations, financial condition and prospects of Central Valley Community Bancorp and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics;
•    the belief of the Sierra Vista Bank board of directors that the two companies share a common vision of the importance of customer service and that management and employees of Sierra Vista Bank and Central Valley Community Bancorp possess complementary skills and expertise;
•    assuming no adjustment to the merger consideration under the merger agreement, Sierra Vista Bank shareholders can elect to receive in exchange for a share of Sierra Vista Bank stock (a) 0.4333 shares of Central Valley Community Bancorp common stock, (b) $5.20 in cash or (c) a mixed consideration equal to approximately 0.2513 shares of Central Valley Community Bancorp common stock and $2.18 in cash;
•while the merger agreement provides for the potential downward adjustment to the merger consideration if the Closing SVB shareholders’ equity is less than $18,050,000, (taking into account the negotiated list of exclusions under the merger agreement for calculating whether the $18,050,000 threshold is met), Sierra Vista Bank shareholders’ equity was $18,053,000 at March 31, 2016;

•    the fact that the contractual value of the merger consideration for holders of Sierra Vista Bank common stock of approximately $5.20, based on the assigned $12.00 per share stock price of Central Valley Community Bancorp common stock, represents a premium of approximately 22% over the $4.25 last reported trading price of Sierra Vista Bank common stock on the Over-the-Counter Bulletin Board trading system on April 27, 2016 (the last trading day prior to the day of the board meeting on which Sierra Vista Bank shares of common stock were traded), as compared to other similar transactions of a comparable nature in the view of the board of director’s financial advisor;
•    the greater market capitalization and trading liquidity of Central Valley Community Bancorp common stock, which is listed on NASDAQ, in the event that Sierra Vista Bank shareholders desire to sell the shares of Central Valley Community Bancorp common stock to be received by them following completion of the merger;
•    the fact that Central Valley Community Bancorp has paid cash dividends on its common stock in every quarter but one since November 13, 2012, and recently increased its quarterly dividend in 2015, and that Sierra Vista Bank shareholders would benefit from the anticipated future cash dividends paid by Central Valley Community Bancorp;
•    the Board’s ability, under certain circumstances, to withdraw its recommendation to Sierra Vista Bank shareholders or terminate the merger agreement and to consider an acquisition proposal superior to the terms of the merger agreement in certain circumstances, subject to the potential payment by Sierra Vista Bank a termination fee of $800,000 to Central Valley Community Bancorp and the reimbursement of up to $100,000 of Central Valley Community Bancorp’s merger-related expenses, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement;
•    Sierra Vista Bank will have the right to terminate the merger agreement if the Central Valley Community Bancorp determination price (as defined in the merger agreement) decreases by more than 15% and underperforms the NASDAQ Bank Index by more than 15%, although Central Valley Community Bancorp could agree to increase the merger consideration and terminate Sierra Vista Bank’s termination right, as contemplated by the merger agreement.
•    the review by the Sierra Vista Bank board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and Central Valley Community Bancorp’s agreement to appoint Gary Gall, who is the President and Chief Executive Officer and a member of Sierra Vista Bank board of directors, to the boards of directors of both Central Valley Community Bancorp and CVC Bank;
•    the opinion, dated April 28, 2016, delivered to the Sierra Vista Bank Board of Directors by Sandler O’Neill that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the merger consideration was fair, from a financial point of view, to holders of Sierra Vista Bank common stock;
•    the likelihood of receiving regulatory approvals in a timely fashion without unacceptable conditions and the likelihood that the merger would be completed;
•    the agreement of Central Valley Community Bancorp to provide indemnification for Sierra Vista Bank’s directors and executive officers and to honor certain existing employee benefits; and
•    the expectation that the merger will constitute a tax-free “reorganization” under Section 368(a) of the Code to Sierra Vista Bank shareholders with respect to the Central Valley Community Bancorp common stock received by them.
Please read the section entitled “The Merger—Background and Reasons for the Merger; Recommendation of the Board of Directors” for additional information.
Please read the sections entitled “The Merger—Background and Reasons for the Merger; Recommendation of the Board of Directors,” and “—Opinion of Sierra Vista Bank’s Financial Advisor” for additional information.
Conditions to the Parties’ Obligations (Pages 53 and 54)
In addition to receipt of regulatory and shareholder approvals, the completion of the merger will depend on fulfillment of certain conditions, unless waived by the parties.
If all required regulatory and shareholder approvals are received as planned, and if the conditions to the merger have either been met or waived, the parties anticipate that the merger will close during the fourth quarter of 2016. However, the parties cannot assure you whether or when the merger will actually close. Please read the section entitled “The Merger Agreement—The Closing” for additional information.
Federal Income Tax Consequences (Pages 30 to 32)
For United States federal income tax purposes, you generally will not recognize any gain or loss with respect to that portion of your shares of Sierra Vista Bank common stock that are converted to CVCY Shares in the merger, but you will recognize gain or loss with respect to any cash received, either as merger consideration or in lieu of a fractional share interest in a CVCY Share.

If you perfect dissenter’s rights and receive payment for your shares, you will be treated as if the shares were redeemed and, if shares are held by you as a capital asset, you will recognize a capital gain or loss measured by the difference between the cash received and your basis in the shares of Sierra Vista Bank stock surrendered.
The tax laws are complex. Therefore, you should consult your individual tax advisor regarding the federal income tax consequences of the merger to you. You should also consult your tax advisor concerning all state, local and foreign tax consequences of the merger.
Accounting Treatment of the Merger (Page 32)
Central Valley Community Bancorp will account for the merger as a purchase under the acquisition method of accounting as required by accounting principles generally accepted in the United States of America. Under this method of accounting, the tangible and identifiable intangible assets and liabilities of the company acquired are recorded at their respective fair value as of completion of the merger, and are added to those of the acquiring company. In addition, any excess or deficiency of the difference between the total acquisition cost as compared to the net sum of these assets and liabilities will result in goodwill or a bargain purchase price being recorded. Financial statements of the acquiring company issued after the merger takes place reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company that was acquired. Please read the section entitled “The Merger—Accounting Treatment” for additional information.
Central Valley Community Bancorp’s and CVC Bank’s Management and Board of Directors After the Merger (Pages 33 and 52)
Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint Gary D. Gall, Sierra Vista Bank’s President and Chief Executive Officer, to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the next annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed. Central Valley Community Bancorp has also agreed, timing of the merger permitting, to nominate Mr. Gall for election to the Central Valley Community Bancorp board at the 2017 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.
Please read the section entitled “The Merger—Certain Effects of the Merger” and “—Interests of Certain Persons in the Merger” for additional information.
Interests of Certain Persons in the Merger That Are Different From Yours (Page 33)
The directors and executive officers of Sierra Vista Bank have financial interests in the merger that are in addition to their interests as Sierra Vista Bank shareholders. You should consider these interests in deciding how to vote. Please read the section entitled “The Merger—Interests of Certain Persons in the Merger” for additional information.
Differences in Your Rights as a Shareholder (Pages 58 to 62)
As a Sierra Vista Bank shareholder, your rights are currently governed by Sierra Vista Bank’s Articles of Incorporation and Bylaws. When you receive Central Valley Community Bancorp common stock in exchange for your Sierra Vista Bank common stock, you will become a Central Valley Community Bancorp shareholder. Consequently, your rights as a Central Valley Community Bancorp shareholder will be governed by Central Valley Community Bancorp’s Articles of Incorporation and Bylaws. Please read the section entitled “Comparison of Shareholder Rights” for additional information.
Dissenters’ Rights (Pages 37 to 38)
In the event Sierra Vista Bank’s shareholders approve the merger and you have not voted in favor of the merger and you do not wish to accept the merger consideration offered for your shares, you have the right to dissent from the merger and receive the fair market value of your shares determined as of the date immediately prior to the public announcement of the merger under the provisions of Chapter 13 of the California Corporations Code. Please read the section entitled “The Merger—Dissenters’ Rights of Sierra Vista Bank’s Shareholders” and Appendix B for additional information.

SELECTED CONSOLIDATED FINANCIAL DATA OF
CENTRAL VALLEY COMMUNITY BANCORP
The following table sets forth certain consolidated financial and other data of Central Valley Community Bancorp and its wholly owned subsidiary, Central Valley Community Bank (“CVC Bank”) at the dates and for the periods indicated. Unless the context otherwise requires, references to Central Valley Community Bancorp refer to Central Valley Community Bancorp and CVC Bank on a consolidated basis. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes in Central Valley Community Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016, and Central Valley Community Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 6, 2016, and incorporated by reference herein. The information presented below as of and for the three months ended March 31, 2016 and 2015 is unaudited and the information presented as of and for the years ended December 31, 2015 through 2011 was derived from the audited annual financial statements.

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Statements of Income
(In thousands, except per share amounts)
Total interest income	$10,853	$9,977	$41,822	$41,039	$34,836	$31,820	$34,299
Total interest expense	250	257	1,047	1,156	1,385	1,883	2,942
Net interest income before provision for credit losses	10,603	9,720	40,775	39,883	33,451	29,937	31,357
Provision for credit losses	(250)	-	600	7,985	-	700	1,050
Net interest income after provision for credit losses	10,853	9,720	40,175	31,898	33,451	29,237	30,307
Non-interest income	2,704	2,691	9,387	8,164	7,831	7,242	6,271
Non-interest expenses	8,976	9,288	36,016	35,338	31,685	27,274	28,240
Income before provision for (benefit from) income taxes	4,581	3,123	13,546	4,724	9,597	9,205	8,338
Provision for (benefit from) income taxes	1,178	657	2,582	(570)	1,347	1,685	1,861
Net income	3,403	2,466	10,964	5,294	8,250	7,520	6,477
Preferred stock dividends and accretion of discount	—	—	—	—	350	350	486
Net income available to common shareholders	$3,403	$2,466	$10,964	$5,294	$7,900	$7,170	$5,991
Basic earnings per share	$0.31	$0.23	$1.00	$0.48	$0.77	$0.75	$0.63
Diluted earnings per share	$0.03	$0.22	$1.00	$0.48	$0.77	$0.75	$0.63
Cash dividends declared per common share	$0.06	$0.00	$0.18	$0.20	$0.20	$0.05	$0.00

	March 31,		December 31,
(In Thousands)	2016	2015	2015	2014	2013	2012	2011
Balances at end of period:
Investment securities, Federal funds sold and deposits in other banks	$558,109	$518,065	$580,544	$520,511	$529,398	$424,516	$353,808
Net loans	598,864	568,594	588,501	564,280	503,149	385,185	415,999
Total deposits	1,103,479	1,041,863	1,116,267	1,039,152	1,004,139	751,432	712,986
Total assets	1,271,543	1,198,409	1,276,736	1,192,183	1,145,635	890,228	849,023
Shareholders’ equity	145,779	134,547	139,323	131,045	120,043	117,665	107,482
Earning assets	1,182,643	1,112,886	1,173,591	1,074,942	1,042,552	801,098	762,654
Average balances:
Investment securities, Federal funds sold and deposits in other banks	$559,544	$513,874	$529,046	$513,866	$445,859	$368,818	$299,935
Net loans	592,159	554,247	577,784	531,382	444,770	394,675	417,273
Total deposits	1,098,595	1,038,244	1,065,798	1,006,560	848,493	719,601	677,789
Total assets	1,263,562	1,192,520	1,222,526	1,157,483	986,924	853,078	800,178
Shareholders’ equity	143,749	133,080	135,062	130,414	119,746	114,561	103,386
Earning assets	1,156,526	1,072,912	1,112,758	1,052,097	895,330	766,937	715,862
Data from 2013 reflects the partial year impact of the acquisition of Visalia Community Bank.

SELECTED FINANCIAL RATIOS OF
CENTRAL VALLEY COMMUNITY BANCORP

	As of and for the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2016	2015	2015	2014	2013
Tangible book value per share	$10.42	$9.41	$9.86	$9.09	$8.1
Net interest margin	3.97%	3.95%	4.01%	4.11%	4.09%
Non-performing loans to total loans	1.30%	3.15%	1.12%	3.29%	2.61%
Non-performing assets to total loans and OREO	1.30%	3.21%	1.12%	3.29%	2.64%
Non-performing assets to total assets	0.29%	1.17%	0.19%	1.18%	0.68%
Allowance for loan losses to total loans	1.66%	1.46%	1.61%	1.45%	1.80%
Allowance for loan losses to non-performing loans	127.71%	46.20%	143.45%	44.13%	68.94%
Other real estate owned (in thousands)	$—	$348	$—	$—	$190
Regulatory Tier 1 leverage capital ratio	8.91%	8.57%	8.65%	8.36%	8.14%
Regulatory Tier 1 risk-based capital ratio	13.91%	13.30%	13.79%	13.67%	13.88%
Regulatory Total risk-based capital ratio	15.17%	14.47%	15.04%	14.88%	15.13%

SELECTED FINANCIAL DATA OF SIERRA VISTA BANK
The following table presents selected historical financial information, including per share information, for Sierra Vista Bank. The selected historical financial data is derived from Sierra Vista Bank’s unaudited financial statements as of and for the three months ended March 31, 2016 and from Sierra Vista Bank’s audited financial statements as of and for the years ended December 31, 2015, 2014 and 2013.

Operations Data (in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2016	2015	2015	2014	2013
Interest income	$1,685	$1,364	$6,110	$5,179	$4,523
Interest expense	103	90	386	353	220
Net interest income before provision for credit losses	1,582	1,274	5,724	4,826	4,303
Provision for credit losses	50	—	45	—	180
Net interest income after provision for credit losses	1,532	1,274	5,679	4,826	4,123
Noninterest income	99	101	525	421	466
Noninterest expense	1,415	1,181	4,955	4,403	3,918
Income before income taxes	216	194	1,249	844	671
Income taxes (benefit)	97	81	519	369	(4,019)
Net income	$119	$113	$730	$475	$4,690
Net income per basic and diluted share	$0.03	$0.03	$0.18	$0.12	$1.25

Financial Condition (in thousands)
Assets
Cash and due from banks	$3,866	$3,580	$3,307	$3,957	$4,093
Federal funds sold	3,745	15,265	11,835	8,620	515
Investment securities, available-for-sale	23,371	19,602	19,756	16,794	15,310
Gross loans	119,342	91,734	113,586	85,583	77,996
Net deferred (fees)	177	51	200	52	4
Allowance for loan losses	(1,691)	(1,412)	(1,629)	(1,400)	(1,447)
Net loans	117,828	90,373	112,157	84,235	76,553
Premises and equipment, net	923	1,003	979	1,001	558
Accrued interest receivable	493	394	469	397	342
Other assets	5,891	6,701	6,419	6,685	4,377
Total Assets	$156,117	$136,918	$154,922	$121,689	$101,748

Liabilities And Stockholders’ Equity
Deposits	$134,746	$119,054	$133,338	$103,549	$83,564
FHLB borrowings	3,000	—	3,000	1,000	2,500
Accrued interest payable	50	53	38	52	28
Accounts payable and other liabilities	268	676	715	664	198
Total Liabilities	138,064	119,783	137,091	105,265	86,290
Total Stockholders’ Equity	18,053	17,135	17,831	16,424	15,458
Total Liabilities And Stockholders’ Equity	$156,117	$136,918	$154,922	$121,689	$101,748

SELECTED FINANCIAL RATIOS OF SIERRA VISTA BANK

	As of and for the Three Months Ended March 31,		As of and For the Years Ended December 31,
	2016	2015	2015	2014	2013
Tangible book value per share	$4.26	$4.09	$4.22	$4.07	$3.94
Net interest margin	4.30%	4.36%	4.37%	4.55%	5.04%
Non-performing loans to total loans	0.18%	1.06%	0.21%	1.16%	1.46%
Non-performing assets to total loans and OREO	0.18%	1.06%	0.21%	1.16%	1.46%
Non-performing assets to total assets	0.14%	0.71%	0.15%	0.82%	1.12%
Allowance for loan losses to total loans	1.42%	1.54%	1.43%	1.64%	1.86%
Allowance for loan losses to non-performing loans	786.51%	145.42%	699.14%	140.70%	126.71%
Other real estate owned	$—	$—	$—	$—	$—
Regulatory Tier 1 leverage capital ratio	9.93%	11.03%	11.61%	13.47%	16.63%
Regulatory Tier 1 risk-based capital ratio	12.28%	13.62%	14.74%	18.59%	19.98%
Regulatory Total risk-based capital ratio	13.55%	14.87%	16.01%	19.85%	21.24%

RISK FACTORS
This proxy statement-prospectus relates to the proposed merger of Sierra Vista Bank with and into CVC Bank, a wholly owned subsidiary of Central Valley Community Bancorp. Unless the context otherwise requires, references to Central Valley Community Bancorp refer to Central Valley Community Bancorp and CVC Bank on a consolidated basis. In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement-prospectus. In addition, you should read and consider the risks associated with each of the businesses of Sierra Vista Bank and Central Valley Community Bancorp because these risks may relate to the combined company and may be different than the risks associated with either Sierra Vista Bank or Central Valley Community Bancorp individually. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by Central Valley Community Bancorp for the year ended December 31, 2015, as updated by other reports filed with the SEC, are incorporated by reference into this proxy statement-prospectus. References in this document to “you” and “your” refer to holders of common stock of Sierra Vista Bank who are being asked to cast votes on the matters described herein. You should also consider the other information in this proxy statement-prospectus and the other documents incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information.”
Sierra Vista Bank shareholders cannot be certain of the market value of the merger consideration they will receive, because (a) the merger consideration is subject to downward adjustment, and (b) the market price of Central Valley Community Bancorp common stock will fluctuate.
Under the merger agreement, each Sierra Vista Bank share will be exchanged for merger consideration with an estimated value as of the Signing Date of $5.20, to be paid in the form of cash, newly issued shares of Central Valley Community Bancorp common stock (“CVCY Shares”), or a mix of cash and CVCY Shares, calculated using the aggregate value of the merger consideration calculated under the merger agreement (the “Total Merger Consideration”).
The merger agreement sets a baseline value for the Total Merger Consideration at $22,127,851, which represents approximately $5.20 for each of the 4,255,356 outstanding Sierra Vista Bank shares outstanding on the Signing Date. The baseline value of the Total Merger Consideration is subject to downward dollar-for-dollar adjustment if the value of the Sierra Vista Bank shareholders’ equity account (excluding items identified in the merger agreement) is less than $18,050,000 as of the end of the month ending prior to closing of the transaction (the “Closing.”). At June 30, 2016, the value of the Sierra Vista Bank shareholders’ equity account (excluding items identified in the merger agreement) was approximately $18,279,439. Certain other adjustments to merger consideration may be made if the trading price of the CVCY Shares both materially changes and materially outperforms or underperforms the NASDAQ Bank Index. See “Merger Consideration—Adjustments to Merger Consideration.”
If no downward adjustment is made to the Total Merger Consideration, the value for each share of Sierra Vista Bank common stock calculated under the merger agreement will be approximately $5.20 based on an assumed value of $12.00 per CVCY Share. In that case, a Sierra Vista Bank shareholder who elected, or received, a payment of merger consideration entirely in cash would receive approximately $5.20 per Sierra Vista Bank share.
Under the merger agreement, 58% of the Total Merger Consideration amount will be comprised of CVCY Shares, based on a fixed per share price of $12.00 per CVCY Share. The merger agreement assigns the $12.00 per CVCY Share solely for the purpose of calculating the number of CVCY Shares to be issued in the merger. Because the stock market price of shares in Central Valley Community Bancorp will fluctuate, a Sierra Vista Bank shareholder who elects, or receives, a payment of merger consideration consisting partially or entirely of CVCY Shares could receive merger consideration with a value that is more or less than $5.20 per Sierra Vista Bank share. As of July 25, 2016, the closing price per share of Central Valley Community Bancorp common stock was $15.52 as reported on the NASDAQ Capital Market, substantially higher than the price used in the merger agreement ($12.00 per CVCY Share).
Further, the aggregate merger consideration is subject to potential adjustment if the trading price of CVCY Shares materially overperforms or underperforms the NASDAQ Bank Index. Please read the sections entitled “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders.”
The market price of Central Valley Community Bancorp common stock after the merger may be affected by factors different from those affecting the shares of Sierra Vista Bank or Central Valley Community Bancorp currently.
Upon completion of the merger, many holders of Sierra Vista Bank common stock will become holders of Central Valley Community Bancorp common stock. Central Valley Community Bancorp’s business differs from that of Sierra Vista Bank, and, accordingly, the results of operations of the combined company and the market price of Central Valley Community Bancorp common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Central Valley Community Bancorp or Sierra Vista Bank.
You may not receive merger consideration in the specific form (cash, CVCY shares, or a combination of cash and CVCY Shares) that you have elected.
Each Sierra Vista Bank shareholder shall be entitled to elect whether he, she or it would prefer to receive payment of merger consideration in the form of cash (a “Cash Election”), CVCY Shares (a “Stock Election”), or a combination of cash and CVCY Shares (a “Mixed Election”).
The Sierra Vista Bank shares held by any Sierra Vista Bank shareholder who does not make an election as to a preferred form of merger consideration, or who does not correctly complete the Election Form within the time specified to make an election, will be deemed “No Election Shares” for purposes of the allocation process described below. It is the individual shareholder’s responsibility to complete and submit the Election Form correctly; the Exchange Agent will not notify a shareholder if an election form is incomplete or missing.
While CVCY will attempt to honor elections regarding the form of consideration paid, no assurances can be given that all elections will be honored. For example, if the value of all Cash Elections exceeds 42% of the Total Merger Consideration, shareholders who wanted all cash would receive a portion of their payments in the form of CVCY Shares. Similarly, if Stock Elections exceed the amount of Stock Merger Consideration, shareholders who wanted all CVCY Shares would receive a portion of their payments in the form of cash. See the section entitled “The Merger—Merger Consideration—Election of Form of Payment.”
Combining the two companies may be more difficult, costly or time consuming than expected.
Central Valley Community Bancorp and Sierra Vista Bank have operated and, until the completion of the merger will continue to operate, independently. The success of the merger, including any anticipated cost savings, will depend, in part, on whether the parties to the merger agreement successfully combine the businesses of Central Valley Community Bancorp and Sierra Vista Bank. To realize these anticipated benefits, after the completion of the merger, Central Valley Community Bancorp expects to integrate Sierra Vista Bank’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Central Valley Community Bancorp’s ability to successfully conduct its business in the markets in which Sierra Vista Bank now operates, which could have an adverse effect on Central Valley Community Bancorp’s financial results and the value of its common stock. If Central Valley Community Bancorp experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Sierra Vista Bank to lose customers or cause customers to remove their accounts from Sierra Vista Bank and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Sierra Vista Bank and Central Valley Community Bancorp during this transition period and for an undetermined period after completion of the merger.
The fairness opinion obtained by Sierra Vista Bank from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.
Sierra Vista Bank has not obtained an updated fairness opinion as of the date of this proxy statement-prospectus from Sandler O’Neill, Sierra Vista Bank’s financial advisor. Changes in the operations and prospects of Sierra Vista Bank or Central Valley Community Bancorp, general market and economic conditions and other factors that may be beyond the control of Sierra Vista Bank and Central Valley Community Bancorp, and on which the fairness opinion was based, may alter the value of Sierra Vista Bank or Central Valley Community Bancorp or the prices of shares of Sierra Vista Bank common stock or Central Valley Community Bancorp common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Sierra Vista Bank does not anticipate asking its financial advisor to update its opinion, the April 28, 2016 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is attached as Appendix C to this proxy statement-prospectus. For a description of the opinion that Sierra Vista Bank received from its financial advisor, see “The Merger—Opinion of Sandler O’Neill + Partners, L.P.” For a description of the other factors considered by Sierra Vista Bank’s board of directors in determining to approve the merger, see “The Merger—Reasons for the Merger and Recommendation of Sierra Vista Bank’s Board of Directors.”
Some of the directors and executive officers of Sierra Vista Bank may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger agreement.
The interests of some of the directors and executive officers of Sierra Vista Bank may be different from those of Sierra Vista Bank shareholders, and directors and officers of Sierra Vista Bank may be participants in arrangements that are different from, or in addition to, those of Sierra Vista Bank shareholders. These interests are described in more detail in the section entitled “The Merger—Interests of Sierra Vista Bank’s Directors and Executive Officers in the Merger.”
Termination of the merger agreement could negatively impact Sierra Vista Bank.
If the merger agreement is terminated, there may be various consequences. For example, Sierra Vista Bank’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and Sierra Vista Bank’s board of directors seeks another merger or business combination, Sierra Vista Bank shareholders cannot be certain that Sierra Vista Bank will be able to find a party willing to pay the equivalent or greater consideration than that which Central Valley Community Bancorp has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Sierra Vista Bank’s board of directors, Sierra Vista Bank may be required to pay Central Valley Community Bancorp a termination fee of $800,000 plus specified merger related expenses incurred by Central Valley Community Bancorp (up to $100,000).
Sierra Vista Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Sierra Vista Bank. These uncertainties may impair Sierra Vista Bank’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Sierra Vista Bank to seek to change existing business relationships with Sierra Vista Bank.
Retention of certain employees by Sierra Vista Bank may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Sierra Vista Bank or Central Valley Community Bank, if any. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Sierra Vista Bank, the combined bank’s business following the merger could be harmed. To mitigate this risk, Sierra Vista Bank has entered into retention agreements with certain key employees, but these agreements do not guarantee continued employment by these individuals continuing through and for a period after the merger. In addition, subject to certain exceptions, Sierra Vista Bank has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Conduct of Business Before the Merger” for a description of the restrictive covenants applicable to Sierra Vista Bank.

A WARNING ABOUT FORWARD LOOKING STATEMENTS
Central Valley Community Bancorp, CVC Bank, and Sierra Vista Bank make forward-looking statements in this proxy statement-prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results after the merger. These forward-looking statements are based on the beliefs and assumptions of the management of each of Central Valley Community Bancorp, CVC Bank, and Sierra Vista Bank, as well as on information currently available to them. While Sierra Vista Bank, CVC Bank, and Central Valley Community Bancorp believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on their beliefs as well as assumptions they have made, those expectations and assumptions may ultimately prove to be incorrect.
When words such as “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends,” “forecasts,” predicts,” “assumes” or similar expressions are used, forward-looking statements are being made.
Many possible events or factors could affect the future results and performance of Central Valley Community Bancorp and Central Valley Community Bank after the merger. The events or factors that could cause results or performance to materially differ from those expressed in the forward-looking statements include:

•	lower than expected consolidated revenues;

•	higher than expected merger related costs;

•	losses of deposit or loan customers resulting from the merger;

•	greater than expected operating costs and/or loan losses;

•	significant increases in competition;

•	unexpected difficulties or delays in complying with regulatory requirements associated with the merger;

•	the inability to achieve expected cost savings from the merger, or the inability to achieve those savings as soon as expected;

•	adverse changes in interest rates and economic or business conditions;

•	adverse legislative or regulatory changes;

•	unexpected costs and difficulties in adapting to technological changes and integrating systems;

•	adverse changes in the securities markets; and

•	the effects of terrorist attacks in the U.S. or abroad or other events affecting world peace or international commerce.
Due to the uncertainties surrounding these events or factors, you should not unduly rely on the forward-looking statements made in this proxy statement-prospectus. Actual results may materially differ from those currently expected or anticipated.
Forward-looking statements are not guarantees of performance. Instead, they involve risks, uncertainties and assumptions. Many of the factors described under the section of this proxy statement-prospectus entitled “Risk Factors” will determine the results and stock prices for Central Valley Community Bancorp, and are beyond Central Valley Community Bancorp’s or Sierra Vista Bank’s ability to control or predict. As a result, Central Valley Community Bancorp, CVC Bank and Sierra Vista Bank claim the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 for the forward-looking statements contained and incorporated by reference in this proxy statement-prospectus.

COMPARATIVE MARKET PRICES AND DIVIDENDS
Central Valley Community Bancorp
Central Valley Community Bancorp common stock is listed for trading on the NASDAQ Capital Market under the symbol CVCY. As of June 10, 2016, there were 11,028,579 shares of Central Valley Community Bancorp common stock outstanding, which were held by approximately 938 holders of record.
The following table shows the high and low sales prices for the common stock for each quarter during calendar 2015 and 2014 as reported by NASDAQ.
Central Valley Community Bancorp Common Stock Prices

	Qtr 1 2016	Qtr 2 2016	Qtr 1 2015	Qtr 2 2015	Qtr 3 2015	Qtr 4 2015	Qtr 1 2014	Qtr 2 2014	Qtr 3 2014	Qtr 4 2014
High	$12.16	$14.35	$12.16	$12.35	$12.50	$12.50	$11.90	$13.90	$13.46	$11.61
Low	$10.92	$10.78	$9.55	$10.25	$10.66	$10.51	$10.67	$10.61	$10.63	$10.45
During 2015 and 2014, respectively, Central Valley Community Bancorp declared and paid cash dividends to its shareholders of $0.18 and $0.20 per common share. Central Valley Community Bancorp’s primary source of income with which to pay cash dividends is dividends from the Bank. The Bank would not pay any dividend that would cause it to be deemed not “well capitalized” under applicable banking laws and regulations.
On July 25, 2016, the closing price of a CVCY Share reported on NASDAQ was $15.52.
Sierra Vista Bank

	Qtr 1 2016	Qtr 2 2016	Qtr 1 2015	Qtr 2 2015	Qtr 3 2015	Qtr 4 2015	Qtr 1 2014	Qtr 2 2014	Qtr 3 2014	Qtr 4 2014
High	$4.40	$5.80	$4.55	$4.40	$3.90	$3.85	$3.65	$4.40	$6.00	$4.75
Low	$3.80	$3.95	$4.30	$3.78	$3.62	$3.60	$2.53	$3.30	$4.44	$4.40
Sierra Vista Bank did not pay any cash dividends during 2016, 2015 or 2014.

Holders
As of July 18, 2016, there were approximately 223 holders of record of the common stock of Sierra Vista Bank.

Dividend Policy of Sierra Vista Bank
Shareholders are entitled to receive dividends when and if declared by the board of directors of Sierra Vista Bank. Sierra Vista Bank has not declared or issued any cash dividends on its common stock since its organization in 2006. The Board of Directors’ policy is to retain capital to support future growth, and therefore the bank does not anticipate paying dividends in the foreseeable future.
Pursuant to the terms of the merger agreement, Sierra Vista Bank has agreed, that prior to the effective time of the merger, without the prior written consent of Central Valley Community Bancorp, that it will not make, declare, pay or set aside for payment any dividend in respect of any shares of its capital stock.
SIERRA VISTA BANK SPECIAL MEETING OF SHAREHOLDERS
Date, Time and Place
The special meeting of Sierra Vista Bank shareholders will be held at the Granite Bay Country Club, 9600 Golf Club Dr., Granite Bay, California at 3:30 p.m., Pacific Time, on Thursday, September 1, 2016. On or about August 4, 2016, Sierra Vista Bank commenced mailing this proxy statement-prospectus and the enclosed form of proxy to its shareholders entitled to vote at the special meeting.
Purpose of the Special Meeting
At the special meeting, Sierra Vista Bank shareholders will be asked to:

•	approve the merger and approve and adopt the merger agreement, a copy of which is attached as Appendix A to this proxy statement-prospectus, which is referred to as the merger proposal; and

•
approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, which is referred to as the adjournment proposal.

Recommendation of the Sierra Vista Bank Board of Directors
The Sierra Vista Bank board of directors recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal (if necessary or appropriate). Please see the section entitled “The Merger—Reasons For the Merger and Recommendation of the Sierra Vista Bank Board of Directors” beginning on page 21.
As of the record date, directors and executive officers of Sierra Vista Bank owned and were entitled to vote 1,066,994 shares of Sierra Vista Bank common stock, representing approximately 24.7% of the shares of Sierra Vista Bank common stock outstanding on that date. The members of the board of directors and executive officers of Sierra Vista Bank have each entered into a cooperation agreement with respect to the merger in which they have agreed to vote their shares of Sierra Vista Bank common stock in favor of the merger proposal and the adjournment proposal. For further information, please see the section entitled “The Merger Agreement—Cooperation Agreements” beginning on page 55. As of the record date, Central Valley Community Bancorp beneficially held no shares of Sierra Vista Bank common stock.
Sierra Vista Bank Record Date and Quorum
The Sierra Vista Bank board of directors has fixed the close of business on July 18, 2016 as the record date for determining the holders of Sierra Vista Bank common stock entitled to receive notice of and to vote at the special meeting.
As of the record date, there were 4,322,669 shares of Sierra Vista Bank common stock outstanding and entitled to vote at the special meeting held by approximately 223 holders of record. Each share of Sierra Vista Bank common stock entitles the holder to one vote at the special meeting on each proposal to be considered at the special meeting.
A majority of the shares entitled to vote, represented either in person or by a properly executed proxy, will constitute a quorum at the special meeting. Votes cast will be counted by the inspectors of election at the special meeting. The inspectors will treat abstentions and “broker non-votes” as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but they are not treated as shares voted on any proposal. Broker non-votes are shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power under applicable rules of the stock exchange or other self-regulatory organization of which the broker or nominee is a member.
Required Vote
Required Vote to Approve the Sierra Vista Bank Merger Proposal
The affirmative vote of a majority of the issued and outstanding shares of Sierra Vista Bank common stock entitled to vote is required to approve the merger proposal.

Required Vote to approve the adjournment proposal
Assuming a quorum is present, the affirmative vote of a majority of the shares of Sierra Vista Bank common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal is required to approve the adjournment proposal.
Treatment of Abstentions; Failure to Vote
For purposes of the special meeting, an abstention occurs when a Sierra Vista Bank shareholder attends the special meeting, either in person or by proxy, but abstains from voting.

•	For the merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

•
For the adjournment proposal, abstentions will have no effect on such proposals, unless there are insufficient votes in favor of these proposals, such that the affirmative votes constitute less than a majority of the required quorum. In such cases, abstentions will have the same effect as a vote “AGAINST” this proposal.

Voting on Proxies; Incomplete Proxies
Giving a proxy means that a Sierra Vista Bank shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the special meeting in the manner it directs. A Sierra Vista Bank shareholder may vote by proxy or in person at the special meeting. If you hold your shares of Sierra Vista Bank common stock in your name as a shareholder of record, to submit a proxy, you, as a Sierra Vista Bank shareholder, may use one of the following methods:

•
By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, seven days a week. Have your proxy card available when you call. You will be prompted to enter your control number, which is located on your proxy card, and then follow the directions given.

•
Through the Internet: Use the Internet to vote your proxy 24 hours a day, seven days a week. Have your proxy card available when you access the website. You will be prompted to enter your control number, which is located on your proxy card, to create and submit an electronic ballot.

•	By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.
Sierra Vista Bank requests that shareholders vote by telephone, over the Internet or by completing, signing and dating the accompanying proxy and returning it to Sierra Vista Bank as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Sierra Vista Bank stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.
If any proxy is returned without indication as to how to vote, the shares of Sierra Vista Bank common stock represented by the proxy will be voted as recommended by the Sierra Vista Bank board of directors, including “FOR” the merger proposal and “FOR” the adjournment proposal, in which case you will be prohibited from asserting dissenters’ rights. Unless a Sierra Vista Bank shareholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on any other matters voted upon at the special meeting.
If a Sierra Vista Bank shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.
Every Sierra Vista Bank shareholder’s vote is important. Accordingly, each Sierra Vista Bank shareholder should complete, sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Sierra Vista Bank shareholder plans to attend the special meeting in person.
Shares Held in Street Name
If you are a Sierra Vista Bank shareholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Sierra Vista Bank or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Sierra Vista Bank common stock on behalf of their customers may not give a proxy to Sierra Vista Bank to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.
Therefore, if you are a Sierra Vista Bank shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal; and

•
your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal, unless there are insufficient votes in favor of this proposal, such that the affirmative votes constitute less than a majority of the required quorum. In such cases, abstentions will have the same effect as a vote “AGAINST” this proposal.

Revocability of Proxies and Changes to a Shareholder’s Vote
You have the power to change your vote at any time before your shares of Sierra Vista Bank common stock are voted at the special meeting by:

•	sending a notice of revocation to Sierra Vista Bank, Attention: Corporate Secretary, 1710 Prairie City Road, Suite 100, Folsom, California 95630, stating that you would like to revoke your proxy;

•
logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the special meeting and voting in person.
If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Sierra Vista Bank common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.
Solicitation of Proxies
The cost of solicitation of proxies from shareholders will be borne by Sierra Vista Bank. Sierra Vista Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, Sierra Vista Bank’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.
Attending the Special Meeting
All Sierra Vista Bank shareholders as of the record date, or their duly appointed proxies, may attend the special meeting.
If you hold your shares of Sierra Vista Bank common stock in your name as a shareholder of record and you wish to attend the special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the special meeting. You must also bring valid photo identification.
If your shares of Sierra Vista Bank common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the record date. You must also bring valid photo identification.
Merger Proposal
As discussed throughout this proxy statement-prospectus, Sierra Vista Bank is asking its shareholders to approve the merger proposal. You should carefully read this proxy statement-prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, you are directed to the merger agreement, a copy of which is attached as Appendix A to this proxy statement-prospectus.
The Sierra Vista Bank board of directors recommends a vote “FOR” the merger proposal.
Each of the directors and executive officers of Sierra Vista Bank has entered into a cooperation agreement with Central Valley Community Bancorp and CVC Bank, pursuant to which they have agreed to vote “FOR” the merger proposal. For more information regarding the cooperation agreements, please see the section entitled “The Merger Agreement—Cooperation Agreements” beginning on page 55.
Adjournment Proposal
The special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.
If, at the special meeting, the number of shares of Sierra Vista Bank common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Sierra Vista Bank intends to move to adjourn the special meeting in order to enable the Sierra Vista Bank board of directors to solicit additional proxies for approval of the proposal. In that event, Sierra Vista Bank will ask its shareholders to vote only upon the adjournment proposal, and not the merger proposal.

In the adjournment proposal, Sierra Vista Bank is asking its shareholders to authorize the holder of any proxy solicited by the Sierra Vista Bank board of directors to vote in favor of granting discretionary authority to the proxy holders, to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the Sierra Vista Bank shareholders approve the adjournment proposal, Sierra Vista Bank could adjourn the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Sierra Vista Bank shareholders who have previously voted.
The Sierra Vista Bank board of directors recommends a vote “FOR” the adjournment proposal.
Each of the directors of Sierra Vista Bank has entered into a cooperation agreement with Central Valley Community Bancorp and CVC Bank, pursuant to which they have agreed to vote “FOR” the adjournment proposal. For more information regarding the cooperation agreements, please see the section entitled “The Merger Agreement—Cooperation Agreements” beginning on page 55.
Other Matters to Come Before the Special Meeting
No other matters are intended to be brought before the special meeting by Sierra Vista Bank, and Sierra Vista Bank does not know of any matters to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

THE MERGER
This section of the proxy statement-prospectus describes certain aspects of the proposed merger. Because this is a summary, it does not contain all the information that may be important to you. You should read this entire proxy statement-prospectus, including the appendices. A copy of the merger agreement is attached as Appendix A to this proxy statement-prospectus. The following discussion, and the discussion under the subsection entitled “The Merger Agreement,” describes important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to Appendix A.

Background and Reasons for the Merger
The terms of the merger agreement were the result of arm’s length negotiations between representatives of Central Valley Community Bancorp and Sierra Vista Bank. The following is a brief description of the events that led to the execution of the merger agreement.
Each of Central Valley Community Bancorp’s and Sierra Vista Bank’s board of directors has from time to time separately engaged with senior management of their respective companies in modeling exercises and discussions of potential strategic alternatives, and has considered ways to enhance their respective companies’ performance and prospects in light of competitive and other relevant developments. For each company, these modeling exercises have included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.
In the normal course of its business the Sierra Vista Bank board of directors has periodically discussed and evaluated strategic planning alternatives and whether they would be in the best interests of shareholders. Discussions have included the possibility of making acquisitions and whether to remain independent or to consider a combination with another financial institution. Discussion of these topics has typically involved a review of current and projected market conditions, the results of operations of Sierra Vista Bank, certain peer group performance comparisons and selected industry information and analysis, including information and analysis provided to the board of directors by its financial advisors. Sierra Vista Bank has from time to time received unsolicited inquiries from other parties regarding possible interest in a business combination transaction. The general policy of the board of directors has been to refer these proposals to its standing Strategic Committee.
In December 2015, Sierra Vista Bank received an unsolicited, nonbinding written indication of interest from a financial institution, which we refer to as Bank A, offering an aggregate of approximately $18.6 million, assuming the exercise of all warrants to purchase Sierra Vista Bank common stock and depending on certain other factors, in the form of approximately 46% cash and 54% Bank A common stock. The Strategic Committee reviewed and considered Bank A’s offer and determined that it was not in the best interests of Sierra Vista Bank or its shareholders to pursue the proposed transaction with Bank A at that time. The committee determined that the proposed pricing was not acceptable.
Also in December 2015, Robert Perry-Smith, the Chair of both the Board of Directors of Sierra Vista Bank and its Strategic Committee, called Daniel J. Doyle, the Chair of the Board of Directors of Central Valley Community Bancorp and CVC Bank, to inquire about the potential for the two organizations to begin discussions about a combination. Mr. Perry-Smith was familiar with the personnel and business of Central Valley Community Bancorp. Mr. Perry-Smith was founder of a Sacramento-based accounting firm that was acquired in 2011 by the national accounting firm Crowe Horwath LLP, which serves as independent auditor for both Central Valley Community Bancorp and Sierra Vista Bank. Until December 2011, Mr. Perry-Smith also provided consulting services to

Central Valley Community Bancorp in connection with its strategic planning process. Mr. Perry-Smith retired from Crowe Horwath in March 2013.
Also in December 2015, the Chief Executive Officer of another financial institution, which we refer to as Bank B, contacted Gary Gall, Sierra Vista Bank’s President and CEO, to discuss their respective banks and a potential merger of equals between Sierra Vista Bank and Bank B. In late December 2015, Mr. Gall also had conversations with the President and CEO of another financial institution, which we refer to as Bank C, regarding their respective banks and discussions toward a merger would be beneficial for both sides.
In early January 2016, Sierra Vista Bank contacted Sandler O’Neill about rendering financial advisory and investment banking services.
Mr. Gall and the President and CEO of Bank C had further conversions about a potential transaction in early 2016. Sierra Vista Bank and Bank C entered into a confidentiality agreement on January 11, 2016 and exchanged information. In mid-January 2016, Bank A again expressed interest in pursuing strategic discussions with Sierra Vista Bank and reiterated its December 2015 proposal.
At a regular meeting on January 25, 2016, the Sierra Vista Bank Board of Directors established a Mergers and Acquisitions Committee entirely comprised of independent directors to evaluate and make recommendations to the full Board of Directors regarding potential merger transactions. A representative of Sandler O’Neill discussed the current market conditions, the stand-alone value of Sierra Vista Bank and various potential strategic alternatives before the Board of Directors, including potential transactions with Central Valley Community Bancorp, Bank A, Bank B, Bank C and a potential acquisition of branch offices from another financial institution. After discussion, the Board of Directors directed Sandler O’Neill, Mr. Gall and Mr. Perry-Smith to pursue further discussions with Central Valley Community Bancorp and Bank C.
On January 29, 2016, Central Valley Community Bancorp President and CEO, James M. Ford, and Mr. Gall met in Stockton to discuss their respective banks and to consider whether discussions toward a merger would be beneficial for both sides.
Following the January discussion, Mr. Ford reviewed the publicly available information he had obtained with the Central Valley Community Bancorp management team and all members of the Board of Directors. On February 4, 2016, Central Valley Community Bancorp and Sierra Vista Bank entered into a non-disclosure agreement under which they agreed to share financial and business information.
In mid-February 2016, Mr. Gall and a representative of Sandler O’Neill met with representatives of Bank C and its financial adviser and discussed a potential merger transaction.
Also during the first half of February 2016, Central Valley Community Bancorp conducted an analysis using the information obtained from Sierra Vista Bank under the non-disclosure arrangement, and developed a preliminary model of a potential transaction. In addition to developing its own analyses of the potential transaction, Central Valley Community Bancorp consulted with an outside adviser and discussed financial and strategic aspects of the potential transaction with the Board of Directors.
On February 18, 2016, Mr. Gall and a representative of Sandler O’Neill met with representatives of Bank C and its financial adviser and discussed a potential transaction involving the companies. Following that meeting, Sierra Vista Bank provided Company C additional information that had been requested. After further discussion, Company C verbally expressed to Sierra Vista Bank that it was prepared to offer $4.50 per share of outstanding Sierra Vista Bank stock, payable 30% in cash and 70% in newly issued shares of Company C common stock.
On February 26, 2016, Central Valley Community Bancorp delivered to Sierra Vista Bank a formal written Expression of Interest with an initial proposal for transaction terms. Thereafter, the management teams of the two institutions continued to engage in discussions on various elements of a potential transaction. On March 2, 2016, at a special meeting, the Sierra Vista Bank Board of Directors discussed the Expression of Interest and analyzed the price, terms, risks and advantages of the proposed transaction with Central Valley Community Bancorp. The Board of Directors also discussed the status of discussions with Bank C. Representatives of Sandler O’Neill and Manatt Phelps attended the meeting. After discussion, the Board directed Messrs. Perry-Smith and Gall to continue discussions with Central Valley Community Bancorp and Bank C.
The parties did not move forward on a transaction based on the terms contained in the initial Expression of Interest, but on March 10, 2016, Messrs. Perry-Smith and Gall met with Messrs. Doyle and Ford to continue discussions. Representatives of Sierra Vista Bank continued to have discussions with the Chief Executive Officer of Bank C about a potential transaction during the first half of March 2016, but ultimately Bank C did not present an offer or written indication of interest.
On March 17, 2016, Central Valley Community Bancorp provided to Sierra Vista Bank an updated written Expression of Interest in which Central Valley Community Bancorp proposed a transaction price of $5.20 per share of outstanding Sierra Vista Bank stock, payable 42% in cash and 58% in newly issued shares of Central Valley Community Bancorp common stock; the appointment of Gary D. Gall to the Board of Directors of Central Valley Community Bancorp; and contemplating that Sierra Vista Bank would redeem for cash any outstanding warrants or options to purchase Sierra Vista Bank common stock that are exercisable at a price less than $5.20 per share.

At a regular meeting on March 23, 2016, the Sierra Vista Bank Board of Directors discussed the status of discussions with Central Valley Community Bancorp and the updated Expression of Interest and directed management to commence due diligence of Central Valley Community Bancorp and to permit Central Valley Community Bancorp to conduct due diligence of Sierra Vista Bank.
On April 5, 2016, Sierra Vista Bank created an electronic data room in which key financial information regarding each bank was made available to the other.
On April 9-10, 2016, personnel from Central Valley Community Bancorp conducted a review of the loans issued by Sierra Vista Bank, to evaluate loan terms, quality of loans, quality of collateral, existence of potential risks and deficiencies, completeness of documentation and other factors that might affect the willingness of CVC Bank to merge with Sierra Vista Bank.
Due diligence continued on both sides through mid-April 2016. At the same time, negotiations on the terms of a definitive merger agreement reflecting the terms of the March 17, 2016 Expression of Interest were commenced between Downey Brand LLP, counsel for Central Valley Community Bancorp, and Manatt, Phelps & Phillips, LLP, which we refer to as Manatt Phelps, counsel for Sierra Vista Bank.
The initial draft of a definitive merger agreement was delivered by Downey Brand LLP to Manatt Phelps on April 15, 2016. Thereafter, the parties negotiated specific elements of the merger agreement. Members of the Boards of Directors of each institution and Sierra Vista Bank’s Mergers and Acquisitions Committee were provided with copies of drafts of the definitive merger agreement and provided comments on drafts to management and legal counsel as negotiations progressed.
On April 26, 2016, the Mergers and Acquisitions Committee of the Sierra Vista Bank Board of Directors reviewed and discussed a draft of the definitive merger agreement and its related agreements with a representative of Manatt Phelps. Negotiations between the parties regarding the definitive merger agreement and its related agreements continued following the meeting.
On April 27, 2016, the Board of Directors of Sierra Vista Bank met at a regular meeting to review and consider the transaction with Central Valley Community Bancorp. Representatives of Sandler O’Neill reviewed the terms and financial aspects of the merger in detail. A representative of Manatt Phelps advised the Board of Directors about its fiduciary duties and reviewed the terms of the draft the definitive merger agreement and the related agreements in detail.
On April 28, 2016 the Central Valley Community Bancorp Board of Directors met with its management, financial advisors and legal counsel, who reviewed with the Board the terms of the merger agreement, the strategic rationale for the transaction, financial considerations that were material to the transaction, and the Board’s fiduciary duties. The Board of Directors then unanimously adopted a joint resolution of the Boards of Directors of Central Valley Community Bancorp and CVC Bank approving the merger and directing Mr. Ford to execute the merger agreement.
On April 28, 2016, the Sierra Vista Bank board of directors convened a special meeting to consider the merger agreement and the merger. A representative of Manatt Phelps reviewed the changes to the merger agreement and related exhibits that had been made as a result of further negotiations since the previous board meeting. A representative of Sandler O’Neill reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of April 28, 2016 and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in its written opinion, the merger consideration to be received by the holders of Sierra Vista Bank common stock in the proposed merger was fair, from a financial point of view, to such holders. The Board of Directors then approved the merger by the unanimous vote of all directors present and directed Mr. Gall to execute the merger agreement.
The parties executed the merger agreement on the afternoon of April 28, 2016, following the closing of trading on the NASDAQ Stock Market.
A press release prepared with the involvement of both parties regarding to the transaction was released on April 29, 2016.

Reasons for the Merger and Recommendation of the Sierra Vista Bank Board of Directors
The Sierra Vista Bank board of directors believes the proposed merger with Central Valley Community Bancorp is fair and in the best interests of the shareholders, as well as its employees and the communities served by Sierra Vista Bank. In reaching this conclusion, the Sierra Vista Bank board of directors discussed the proposed merger with its senior management and with its financial and legal advisors and considered the relative advantages and disadvantages of remaining independent rather than entering into the merger. The directors recommend that Sierra Vista Bank shareholders vote in favor of the merger agreement and consummation of the merger and the other transactions contemplated by the merger agreement.
In approving the merger with Central Valley Community Bancorp, the Sierra Vista Bank board of directors considered a variety of factors, both positive and negative. The primary factors that favor the merger include, but are not limited to, the following:

•
the belief that the combination with Central Valley Community Bancorp would enable Sierra Vista Bank shareholders to participate in a combined company that would have enhanced future prospects as compared to those that Sierra Vista Bank is likely to achieve on a stand-alone basis;

•
the potential of combining with a larger company that will provide additional products and services to better grow and retain Sierra Vista Bank’s customers, that the combined, more diversified, customer base will improve and diversify future revenue sources, and that future earnings prospects will be stronger on a combined basis;

•
the current and prospective economic and competitive environment facing the financial services industry generally, including the continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;

•	the complementary nature of the respective markets, customers and asset/liability mix of Sierra Vista Bank and Central Valley Community Bank;

•
the reports of Sierra Vista Bank’s management to the Sierra Vista Bank board of directors concerning the operations, financial condition and prospects of Central Valley Community Bancorp and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics;

•
the belief of the Sierra Vista Bank board of directors that the two companies share a common vision of the importance of customer service and that management and employees of Sierra Vista Bank and Central Valley Community Bancorp possess complementary skills and expertise;

•
assuming no adjustment to the merger consideration under the merger agreement, Sierra Vista Bank shareholders can elect to receive in exchange for a share of Sierra Vista Bank stock (a) 0.4333 shares of Central Valley Community Bancorp common stock, (b) $5.20 in cash or (c) a mixed consideration equal to approximately 0.2513 shares of Central Valley Community Bancorp common stock and $2.18;

•
in connection with a potential downward adjustment to the merger consideration if the Closing SVB shareholders’ equity is less than $18,050,000 (compared to Sierra Vista Bank’s shareholders’ equity of $18,053,000 at March 31, 2016), the parties negotiated a list of exclusions under the merger agreement for calculating the Closing SVB shareholders’ equity, consisting of: (1) specified gains or losses in the value of the Sierra Vista Bank securities portfolio after April 28, 2016, (2) specified merger expenses up to $2,350,000, (3) amounts paid to terminate in-the-money warrants and options to purchase Sierra Vista Bank common stock in accordance with the merger agreement, (4) increases in shareholders’ equity arising from the exercise of warrants or options to purchase Sierra Vista Bank common stock that were outstanding on April 28, 2016, and (5) adjustments to Sierra Vista Bank account values made at the request of Central Valley Community Bancorp to make accounting for those accounts consistent with the accounting used by Central Valley Community Bancorp.

•
the fact that the contractual value of the merger consideration for holders of Sierra Vista Bank common stock of approximately $5.20 based on the assigned $12.00 per share stock price of Central Valley Community Bancorp common stock, represents a premium of approximately 22% over the $4.25 last reported trading price of Sierra Vista Bank common stock on the Over-the-Counter Bulletin Board trading system on April 27, 2016 (the last trading day prior to the day of the board meeting on which Sierra Vista Bank shares of common stock were traded), as compared to other similar transactions of a comparable nature in the view of the board of director’s financial advisor;

•
the greater market capitalization and trading liquidity of Central Valley Community Bancorp common stock, which is listed on NASDAQ, in the event that Sierra Vista Bank shareholders desire to sell the shares of Central Valley Community Bancorp common stock to be received by them following completion of the merger;

•
the fact that Central Valley Community Bancorp has paid cash dividends on its common stock in every quarter but one since November 13, 2012, and recently increased its quarterly dividend in 2015, and that Sierra Vista Bank shareholders would benefit from the anticipated future cash dividends paid by Central Valley Community Bancorp;

•
the board’s ability, under certain circumstances, to withdraw its recommendation to Sierra Vista Bank shareholders or terminate the merger agreement and to consider an acquisition proposal superior to the terms of the merger agreement in certain circumstances, subject to the potential payment by Sierra Vista Bank a termination fee of $800,000 to Central Valley Community Bancorp and the reimbursement of up to $100,000 of Central Valley Community Bancorp’s merger-related expenses, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement;

•
Sierra Vista Bank will have the right to terminate the merger agreement if the Central Valley Community Bancorp determination price (as defined in the merger agreement) decreases by more than 15% and underperforms the NASDAQ Bank Index by more than 15%, although Central Valley Community Bancorp could agree to increase the merger consideration and terminate Sierra Vista Bank’s termination right, as contemplated by the merger agreement.

•
the review by the Sierra Vista Bank board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and Central Valley Community Bancorp’s agreement to appoint Gary Gall, who is the President and Chief Executive Officer and a member of Sierra Vista Bank board of directors, to the Central Valley Community Bancorp board of directors;

•
the opinion, dated April 28, 2016, delivered to the Sierra Vista Bank board of directors by Sandler O’Neill that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the merger consideration was fair, from a financial point of view, to holders of Sierra Vista Bank common stock;

•	the likelihood of receiving regulatory approvals in a timely fashion without unacceptable conditions and the likelihood that the merger would be completed;

•	the agreement of Central Valley Community Bancorp to provide indemnification for Sierra Vista Bank’s directors and executive officers and to honor certain existing employee benefits; and

•
the expectation that the merger will constitute a tax-free “reorganization” under Section 368(a) of the Code to Sierra Vista Bank shareholders with respect to the Central Valley Community Bancorp common stock received by them.

In the course of its deliberations regarding the merger, the Sierra Vista Bank board of directors also considered the following factors and risks, which the board of directors determined did not outweigh the expected benefits to Sierra Vista Bank and its shareholders:

•
the challenges of combining the businesses, assets and employees of Sierra Vista Bank and Central Valley Community Bancorp, which could affect the post-merger success and the ability to achieve anticipated cost savings and other potential synergies;

•
the fixed exchange ratio component of the merger consideration will not adjust to compensate for potential changes in the price of Central Valley Community Bancorp common stock or Sierra Vista Bank common stock prior to completion of the merger if such prices are within the collar specified in the merger agreement.

•
the possibility that the merger consideration will be decreased dollar-for-dollar by the amount, if any, by which Sierra Vista Bank’s shareholders’ equity (as defined in the merger agreement) is less than $18.05 million as of the end of the month prior to the completion of the merger;

•
the possibility that Central Valley Community Bancorp could terminate the merger agreement if the Central Valley Community Bancorp determination price (as defined in the merger agreement) increases by more than 15% and outperforms the NASDAQ Bank Index by more than 15%, although Sierra Vista Bank could agree to accept a decrease in the merger consideration and terminate Central Valley Community Bancorp’s termination right, as contemplated by the merger agreement;

•
the interests of Sierra Vista Bank executive officers and directors with respect to the merger apart from their interests as holders of Sierra Vista Bank common stock, and the risk that these interests might influence their decision with respect to the merger, as described below in “The Merger—Interests of Sierra Vista Bank Directors and Executive Officers in the Merger”;

•
the risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by Central Valley Community Bancorp as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Sierra Vista Bank from proposing such a transaction;

the restrictions contained in the merger agreement on the operation of Sierra Vista Bank’s business during the period between the signing of the merger agreement and completion of the merger which may delay or prevent Sierra Vista Bank from pursuing business opportunities that could arise before completion of the merger;

the possibility that the merger might not be completed and the impact of a public announcement of the termination of the merger agreement on, among other things, the market price of Sierra Vista Bank common stock and Sierra Vista Bank operating results, particularly in light of the costs incurred in connection with the transaction; and

•	the Sierra Vista Bank board of directors also considered other factors described under the section of this proxy statement-prospectus entitled “Risk Factors.”
The foregoing discussion of the information and factors considered by the Sierra Vista Bank board of directors is not intended to be exhaustive, but includes the material factors, both positive and negative, considered by the Sierra Vista Bank board of directors. In reaching its decision to approve the merger agreement, the Sierra Vista Bank board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Sierra Vista Bank board of directors considered all these factors as a whole, including discussions with, and questioning of, Sierra Vista Bank’s management team, its legal counsel and financial advisor. The Sierra Vista Bank board of directors determined that overall, the totality of information and factors (positive and negative) considered by the Sierra Vista Bank board of directors, was favorable to, and supported, its determination.
This explanation of Sierra Vista Bank’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 of this proxy statement-prospectus.
For the reasons set forth above, the Sierra Vista Bank board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that Sierra Vista Bank shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal (if necessary or appropriate).
Each of the directors of Sierra Vista Bank has entered into a cooperation agreement with Central Valley Community Bancorp, pursuant to which they have agreed to vote “FOR” the merger proposal and “FOR” the adjournment proposal (if necessary or appropriate). For more information regarding the cooperation agreements, please see the section entitled “The Merger Agreement—Cooperation Agreements” beginning on page 55.

Structure of the Merger
The merger agreement provides that Sierra Vista Bank will merge with and into CVC Bank. After the merger, the offices operated by Sierra Vista Bank will become banking offices of CVC Bank. Each share of Sierra Vista Bank common stock issued and outstanding (other than shares with respect to which dissenters’ rights have been perfected) will be converted into the right to receive merger consideration in the form of cash, CVCY Shares, or a combination thereof. Each share of Central Valley Community Bancorp common stock outstanding will remain outstanding after the merger. Please read the sections entitled “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders” and “The Merger—Dissenters’ Rights of Sierra Vista Bank’s Shareholders” for additional information.

Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders
Under the merger agreement, each Sierra Vista Bank share will be exchanged for merger consideration valued under the merger agreement at approximately $5.20 based on an assumed price of $12.00 per CVCY Share, to be paid in the form of cash, CVCY shares or a mix of cash and CVCY Shares. The actual value of the merger consideration paid per share to any Sierra Vista Bank shareholder (the “Per Share Merger Consideration”) may be more or less than $5.20, depending on factors described below.
Each Sierra Vista Bank shareholder will be entitled to make an election regarding the form of merger consideration the shareholder would prefer to receive: (a) cash, (b) CVCY Shares, or (c) a combination of cash and CVCY Shares. See “The Merger—Merger Consideration—Election of Form of Payment.”
Notwithstanding such election, the Sierra Vista Bank shareholder may receive a combination of cash and CVCY Shares, depending on (1) the elections made by other Sierra Vista Bank shareholders and (2) the closing date value of the merger consideration calculated under the merger agreement (the “Total Merger Consideration”).
The merger agreement sets a baseline value for the Total Merger Consideration at $22,127,851 (approximately $5.20 at the Signing Date for each of the 4,255,356 outstanding Sierra Vista Bank shares outstanding at the time the merger agreement was signed). The baseline value of the Total Merger Consideration is subject to downward adjustment if the value of the Sierra Vista Bank shareholders’ equity account falls below the minimum value set out in the merger agreement. The Total Merger Consideration will be adjusted upward by $5.20 for each additional share that Sierra Vista Bank issues prior to Closing pursuant to its outstanding options or warrants. See “The Merger—Merger Consideration—Adjustments to Merger Consideration.”
Once the value of the Total Merger Consideration is established, 42% of the value of the Total Merger Consideration will be paid to Sierra Vista Bank shareholders in cash (the “Cash Merger Consideration”), and 58% of the value of the Total Merger

Consideration will be paid in CVCY Shares (the “Stock Merger Consideration”), with the number of CVCY shares to be issued calculated using an assigned value of $12.00 per CVCY Share. The Per Share Merger Consideration will be calculated by dividing the Total Merger Consideration by the number of Sierra Vista Bank shares outstanding at Closing.
If no downward adjustment is made to the Total Merger Consideration, the Per Share Merger Consideration for each share of Sierra Vista Bank common stock will be approximately $5.20, as calculated under the merger agreement. In that case, a Sierra Vista Bank shareholder who elected, or received, a payment of Merger Consideration entirely in cash would receive approximately $5.20 per Sierra Vista Bank share.
Under the merger agreement, the Stock Merger Consideration amount is divided by $12.00, a fixed per share price assigned to CVCY Shares solely for the purpose of calculating the number of CVCY Shares to be issued in the merger. Because the stock market price of shares in Central Valley Community Bancorp will fluctuate, the actual value of a payment made in CVCY Shares will depend upon the market price.
If the market value of CVCY Shares is greater than $12.00 per share at the Closing, the value of each share of Sierra Vista Bank common stock would be greater than $5.20, for any holder who elected, or received, a payment of Merger Consideration entirely or partly in the form of CVCY Shares. If the market value of CVCY Shares is less than $12.00 per share at the Closing, the value of each share of Sierra Vista Bank common stock would be less than $5.20, for any holder who elected, or received, a payment of Merger Consideration entirely or partly in the form of CVCY Shares.
As of July 25, 2016, the closing price per share of Central Valley Community Bancorp common stock was $15.52 as reported on the NASDAQ Capital Market, substantially higher than the price used in the merger agreement ($12.00 per CVCY Share).
NOTE: If the Total Merger Consideration is adjusted downward because of a shortfall in the Sierra Vista Bank shareholders’ equity amount at Closing, the Per Share Merger Consideration paid in the merger for each share of Sierra Vista Bank stock would be adjusted pro rata. See “The Merger—Merger Consideration—Adjustments to Merger Consideration.”

Merger Consideration—Adjustments to Merger Consideration
The merger agreement sets a baseline value for the Total Merger Consideration at $22,127,851 (approximately $5.20 for each of the 4,255,356 Sierra Vista Bank shares outstanding at the time the merger agreement was signed). The baseline value of the Total Merger Consideration is subject to downward adjustment if the value of the Sierra Vista Bank shareholders’ equity account falls below the minimum value set out in the merger agreement. The Total Merger Consideration will be adjusted upward by $5.20 for each additional share that Sierra Vista Bank issues prior to Closing pursuant to exercises of its outstanding options or warrants. As of July 18, 2016, Sierra Vista Bank had 4,322,669 outstanding shares of common stock, resulting in an adjusted value of the Total Merger Consideration calculated under the merger agreement of $22,477,879.
If the value of Sierra Vista Bank’s shareholders’ equity account is less than $18,050,000 on the final day of the month before the Closing (“Closing SVB shareholders’ equity”), any shortfall will be deducted from the amount of the Total Merger Consideration. On June 30, 2016, the Sierra Vista Bank shareholders’ equity account stood at approximately $18,279,439, after taking into account adjustments under the merger agreement consisting of (a) subtracting $149,250 for the exercise, at $2.00 per share, of 74,625 warrants to purchase Sierra Vista Bank common stock and $53,318 of Accumulated Other Comprehensive Income, and (b) adding $70,947 of merger expenses. Under the merger agreement, the following will all be excluded in calculating the Closing SVB shareholders’ equity: (1) specified gains or losses in the value of the Sierra Vista Bank securities portfolio occurring after April 28, 2016, (2) specified merger expenses up to $2,350,000, (3) amounts paid to terminate in-the-money warrants and options to purchase Sierra Vista Bank common stock in accordance with the merger agreement, (4) increases in shareholders’ equity arising from the exercise of warrants or options to purchase Sierra Vista Bank common stock that were outstanding on April 28, 2016, and (5) adjustments to Sierra Vista Bank’s account values made at the request of Central Valley Community Bancorp to make accounting for those accounts consistent with the accounting used by Central Valley Community Bancorp. The parties are not aware of any additional adjustments that should be made to the SVB shareholders’ equity.
At July 18, 2016, Sierra Vista Bank had outstanding 596,916 outstanding options and warrants (excluding options whose exercise price exceeds the $5.20 estimated value of the Per Share Merger Consideration). Sierra Vista Bank expects to redeem those options and warrants for cash by paying an amount equal to the difference between $5.20 and the exercise price for such options and warrants. The total amount of such redemption payments would be approximately $1.9 million.
Accordingly, if no downward adjustment is made to the Total Merger Consideration as a result of a change in the Sierra Vista Bank shareholders’ equity account, the minimum and maximum values of the Total Merger Consideration, Total Stock Consideration and Total Cash Consideration would be as set forth below (the maximum number assumes exercise of all outstanding Sierra Vista Bank options and warrants exercisable for less than $5.20), based on an assumed value of $12.00 per CVCY Share under the merger agreement:

	Total Merger Consideration	Total Cash Merger Consideration	Total Share Merger Consideration	Number of CVCY Shares
Minimum:	$22,477,879	$9,440,709	$13,037,170	1,086,431
Maximum:	$25,496,692	$10,708,611	$14,788,081	1,232,340
Under the merger agreement, it is also possible that the merger consideration could be adjusted by a date that is within 10 days of the expected Closing date for the merger, if the trading price of the CVCY Shares both materially changes and materially outperforms or underperforms the NASDAQ Bank Index. Such adjustment would be calculated on the later of (a) the date following the date of the special meeting of Sierra Vista Bank shareholders or (b) the Determination Date in the following circumstances:
Material Underperformance. Sierra Vista Bank shall have the right to terminate the merger if (i) the Lower Determination Date Price is less than $10.20 and (ii) the percentage decline in the price of a CVCY Share from $12.00 exceeds by 15% the percentage decline in the 20-day closing price of the NASDAQ Bank Index between the Signing Date and the Determination Date; provided, however, that Sierra Vista Bank may not terminate the merger agreement if Central Valley Community Bancorp elects to increase the aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) to make up the difference as calculated under the merger agreement.
Material Overperformance. Under the merger agreement, Central Valley Community Bancorp has the right to an Over-Performance Termination if:
(i) the volume-weighted average price of the CVCY Shares on NASDAQ for the 20 consecutive trading dates ending on and including the Determination Date is greater than $13.80 (which is 115% of the $12.00 negotiated price of a CVCY Share on the Agreement Date), and
(ii) the volume-weighted average price of the CVCY Shares for the 20 consecutive trading dates ending on and including the Determination Date is such that the CVCY Shares have outperformed the NASDAQ Bank Index by more than 15% since the 20 consecutive trading days immediately preceding the date of the merger agreement.
However, Sierra Vista Bank can prevent an Over-Performance Termination by accepting an adjustment to the aggregate merger consideration that reduces the otherwise-payable aggregate merger consideration by an amount equal to number of CVCY Shares included in the aggregate merger consideration (prior to any such adjustment) multiplied by the lesser of (1) the amount by which the volume-weighted average price of the CVCY Shares exceeds $13.80 or (2) the amount by which the volume-weighted average price of the CVCY Shares exceeds the product of 115% of the percentage change in the 20-day average closing price of the NASDAQ Bank Index since the Signing Date multiplied by $12.00. Central Valley Community Bancorp would determine whether the adjusted aggregate merger consideration would be in the form of CVCY Shares, cash, or any combination of CVCY Shares and cash, provided that the adjustment does not result in an aggregate amount of cash that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
On July 25, 2016, the latest practicable date prior to the date of filing this proxy statement-prospectus, the 20-day volume-weighted average price of the CVCY Shares was $14.39, which is greater than $13.80 and represents a 18.6% increase relative to the change in the 20-day average closing price of the NASDAQ Bank Index since the Agreement Date. As a result, Central Valley Community Bancorp would have had the right to terminate the merger agreement if the Determination Date were July 25, 2016. However, Sierra Vista Bank would have had the right under the merger agreement to prevent Central Valley Community Bancorp from terminating the merger agreement, by agreeing to reduce the otherwise payable aggregate merger consideration by approximately $475 thousand. As a result of this adjustment and based on the actual closing price of $15.52 per CVCY Share on July 25, 2016 and without any other adjustments, the implied per share value of the merger consideration received by Sierra Vista Bank shareholders would have been reduced from $6.08 to $5.97, compared to the merger agreement’s negotiated value per share of $5.20.
If the merger agreement and merger are approved by the Sierra Vista Bank shareholders at the special shareholders meeting, the board would regard such approval as including approval of the board’s authority to accept a reduction in the aggregate merger consideration in order to prevent termination of the merger in accordance with the terms of the merger agreement. The Board would not re-solicit shareholder approval of the transaction if Central Valley Community Bancorp elected to exercise its termination right in these circumstances. Therefore, by voting to approve the merger agreement and the merger, shareholders will also be authorizing adjustments in the aggregate merger consideration in accordance with the terms of the merger agreement.
Central Valley Community Bancorp has not advised Sierra Vista Bank whether it would terminate the merger agreement under these circumstances. Further, the Sierra Vista Bank board of directors has not decided whether it would elect to allow Central Valley Community Bancorp to terminate the merger agreement or proceed with an adjustment in the aggregate merger consideration in these circumstances. In deciding whether to prevent an Over-Performance Termination, Sierra Vista Bank’s board of directors would be obligated to act in good faith and with due care. In making such a decision, Sierra Vista Bank’s board of directors would consult with its financial advisor and legal counsel. Among other things, Sierra Vista Bank’s board of directors would consider whether the adjusted merger consideration fairly reflects the board of directors’ view of Sierra Vista Bank’s value; the total value of the adjusted merger consideration, including after giving effect to any other adjustments; whether and the extent to which Sierra Vista Bank’s board of directors believed CVCY Shares would increase or decrease in value after the completion of the merger; Central

Valley Community Bancorp’s prospects generally; Sierra Vista Bank’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; the likelihood that Sierra Vista Bank could enter into, and consummate, an alternative transaction of equal or superior value within an appropriate period of time; and various macro-economic conditions and factors.
The meeting of Sierra Vista Bank shareholders, at which shareholders will vote to approve the merger and the merger agreement, is set for September 1, 2016. The Closing is expected to occur on or about October 1, 2016.
Central Valley Community Bancorp has registered an additional 184,851 shares of common stock (15% above the maximum number of shares expected to be issued in the merger) to be available for issuance if the parties proceed with the merger (following a termination resulting from a Lower Determination Date Price) based on Central Valley Community Bancorp including additional shares as merger consideration. Registration of such additional shares is for the convenience of the parties only. Any decision by Central Valley Community Bancorp to continue with the merger based on the issuance of additional merger consideration would be made under circumstances prevailing at the time.
See “The Merger Agreement—Termination” for additional information on this possible adjustment to the merger consideration.

Merger Consideration—Election of Form of Payment
Each Sierra Vista Bank shareholder will, as a result of the merger, be entitled to receive cash, CVCY shares, or a combination of cash and CVCY shares in exchange for the shares of Sierra Vista Bank stock outstanding prior to the merger. The merger agreement sets out the value to be exchanged for Sierra Vista Bank shares, and the process for determining how the form of merger consideration (cash, CVCY Shares, or a combination) shall be allocated among Sierra Vista Bank shareholders after the merger.

IMPORTANT NOTE: Casting your shareholder vote regarding the merger and making your election on the form of merger consideration you would prefer (cash, CVCY Shares, or a combination) are separate actions. Separate materials and envelopes are provided herein for taking each action.

The Total Merger Consideration to be paid to Sierra Vista Bank shareholders shall be determined at the time of the merger as described under the heading “The Merger—Merger Consideration—Adjustments to Merger Consideration.” The Cash Merger Consideration will represent 42% of the Total Merger Consideration. The Stock Merger Consideration will represent 58% of the Total Merger Consideration, with the number of CVCY Shares to be issued in the merger calculated by dividing the value of the Stock Merger Consideration by $12.00.
Each Sierra Vista Bank shareholder shall be entitled to elect whether he, she or it would prefer to receive payment of merger consideration in the form of cash (a “Cash Election”), CVCY Shares (a “Stock Election”), or a combination of cash and CVCY Shares (a “Mixed Election”).
If a Sierra Vista Bank shareholder does not make an election as to a preferred form of merger consideration, or if the Sierra Vista Bank shareholder does not correctly complete the Election Form within the time specified to make an election, that shareholder’s shares will be deemed “No Election Shares” for purposes of the allocation process described below. It is the individual shareholder’s responsibility to complete and submit the Election Form correctly; the Exchange Agent will not notify a shareholder if an election form is incomplete or missing. To make an election, a Sierra Vista Bank shareholder must submit an election form to Central Valley Community Bancorp’s exchange agent before 5:00 p.m., Pacific Time, on the later to occur of August 31, 2016, which is the date following Sierra Vista Bank’s shareholder meeting, and the date that that is the 10th business day prior to the completion of the merger.
While CVCY will attempt to honor elections regarding the form of consideration paid, no assurances can be given that all elections will be honored. For example, if the value of all Cash Elections exceeds the Cash Merger Consideration, shareholders who wanted all cash would receive a portion of their payments in the form of CVCY Shares.
Similarly, if Stock Elections exceed the amount of Stock Merger Consideration, shareholders who wanted all CVCY Shares would receive a portion of their payments in the form of cash.
Once the merger is approved, the Exchange Agent will tabulate all elections respecting the form of merger consideration that Sierra Vista Bank shareholders would prefer to receive. If the total elections (including the respective cash and stock payment components of Mixed Elections) for cash either exceed or fall below the Cash Merger Consideration amount, the allocation procedures described below will be used to determine which elections as to specific form of payment will be honored.

If Cash Elections exceed Cash Merger Consideration
If the total dollar amount to be paid out to honor all Cash Elections and Mixed Elections would exceed the Cash Merger Consideration, the Exchange Agent shall:

•	Pay cash to any dissenting shares;

•	Treat all Stock Elections, Mixed Elections and No Election Shares as being converted to CVCY Shares (subject to the Stock Merger Consideration limit); and

•
Pay cash pro rata to the maximum extent possible with respect to the Sierra Vista Bank shares that were subject to Cash Elections, with the balance of the Per Share Merger Consideration to be paid to such shareholders in the form of CVCY Shares.

If Cash Elections are less than the Cash Merger Consideration
If the total dollar amount to be paid out to honor all Cash Elections and Mixed Elections would be less than the Cash Merger Consideration, the Exchange Agent shall:

•	Pay cash to any dissenting shares;

•	Treat all Cash Elections, and the cash portion of all Mixed Elections, as filled;

•	Select from among the No Election Shares to be paid in cash (and if necessary, calculate pro rata among Stock Elections the amount to be paid in cash).

Fractional Shares
It is very likely that most of Sierra Vista Bank’s shareholders will be entitled to receive a fractional interest of a share of Central Valley Community Bancorp common stock in addition to a whole number of shares of Central Valley Community Bancorp common stock. The merger agreement provides that, in lieu of receiving a fractional share, Sierra Vista Bank’s shareholders entitled to a fractional share will receive cash equal to the value of the fractional interest, calculated by reference to the merger agreement price.

Material United States Federal Income Tax Consequences
Completion of the merger is conditioned on, among other things, the receipt by Sierra Vista Bank and Central Valley Community Bancorp of a tax opinion from Downey Brand LLP, or “Downey Brand,” that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Central Valley Community Bancorp and Sierra Vista Bank, including those contained in representation letters of officers of Central Valley Community Bancorp and Sierra Vista Bank. If any of those representations, covenants or assumptions is inaccurate or is not complied with, these opinions may not be relied upon, and the U.S. federal income tax consequences of the merger could differ from those discussed here and in the tax opinion. In addition, the tax opinions will not be binding on the Internal Revenue Service, and neither Central Valley Community Bancorp nor Sierra Vista Bank intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.
The following is a summary of the material U.S. federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. The actual tax consequences of the merger to you will depend on your specific situation and on factors that are not within the control of Central Valley Community Bancorp, Central Valley Community Bank, or Sierra Vista Bank. You should consult with your own tax advisors as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.
This discussion addresses only those shareholders of Sierra Vista Bank who are U.S. holders and who hold their Sierra Vista Bank common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. It does not address all the U.S. federal income tax consequences that may be relevant to particular shareholders of Sierra Vista Bank in light of their individual circumstances or to shareholders of Sierra Vista Bank who are subject to special rules, such as financial institutions; investors in pass-through entities; regulated investment companies; real estate investment companies; insurance companies; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold

Sierra Vista Bank common stock as part of a straddle, hedge, constructive sale or conversion transaction; certain expatriates or persons that have a functional currency other than the U.S. dollar; persons who are not U.S. holders; shareholders who acquired their shares of Sierra Vista Bank common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; persons liable for the alternative minimum tax; and partnerships or other pass-through entities for U.S. federal income tax purposes.
If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, holds Sierra Vista Bank common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Sierra Vista Bank common stock, you should consult your tax advisor.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Sierra Vista Bank common stock who for U.S. federal income tax purposes is an individual who is a citizen or resident of the United States; a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof; a trust that (i) is subject to (a) the primary supervision of a court within the U.S. and (b) the authority of one or more U.S. persons to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income taxation regardless of its source.
The Merger. Based upon the foregoing, and subject to the limitations, assumptions and qualifications described herein, it is the opinion of Downey Brand that the material U.S. federal income tax consequences of the merger applicable to U.S. holders of Sierra Vista Bank common stock who exchange their shares of Sierra Vista Bank common stock in the merger, will be as follows:
•the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•none of Sierra Vista Bank, Central Valley Community Bancorp or Central Valley Community Bank will recognize gain or loss as a result of the merger;
•a shareholder of Sierra Vista Bank generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of the holder’s Sierra Vista Bank shares solely for Central Valley Community Bancorp common stock pursuant to the merger, and will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (except with respect to any cash received in lieu of a fractional share of Central Valley Community Bancorp common stock, as discussed below under “Cash Received in Lieu of a Fractional Share of Central Valley Community Bancorp Common Stock”);
•gain (but not loss) will be recognized by shareholders of Sierra Vista Bank who receive shares of Central Valley Community Bancorp common stock and cash in exchange for shares of Sierra Vista Bank common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Central Valley Community Bancorp common stock and cash received by a shareholder of Sierra Vista Bank exceeds such shareholder’s basis in its Sierra Vista Bank common stock, and (ii) the amount of cash received by such shareholder (except with respect to any cash received in lieu of fractional share interests in Central Valley Community Bancorp common stock, as discussed below under “Cash Received In Lieu of a Fractional Share of Central Valley Community Bancorp Common Stock”);
•the aggregate basis of the Central Valley Community Bancorp common stock received in the merger will be the same as the aggregate basis of the Sierra Vista Bank common stock for which it is exchanged, decreased by the amount of cash received in the merger and decreased by any basis attributable to fractional share interests in Central Valley Community Bancorp common stock for which cash is received, and increased by the amount of gain recognized on the exchange other than in respect of fractional shares (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed below under “Additional Considerations-Recharacterization of Gain as a Dividend”); and
•the holding period for the shares of Central Valley Community Bancorp common stock received in exchange for shares of Sierra Vista Bank common stock in the merger by a shareholder of Sierra Vista Bank (including fractional shares deemed received) will include the holding period of the shares of Sierra Vista Bank common stock exchanged therefor.
Taxation as Capital Gain. Except as described under “Additional Considerations-Recharacterization of Gain as a Dividend” below, gain that Sierra Vista Bank shareholders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such shareholders have held (or are treated as having held) their Sierra Vista Bank common stock for more than one year as of the date of the merger. For Sierra Vista Bank shareholders that are non-corporate holders of Sierra Vista Bank common stock, long-term capital gain generally will be taxed at preferential rates.
Additional Considerations-Recharacterization of Gain as a Dividend. All or part of the gain that a particular shareholder recognizes could be treated as dividend income rather than capital gain if (i) such shareholder is a significant shareholder of Central Valley Community Bancorp or (ii) such Sierra Vista Bank shareholder’s percentage ownership, taking into account constructive ownership rules, in Central Valley Community Bancorp after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Central Valley Community Bancorp common stock rather than a combination of cash and shares of Central Valley Community Bancorp common stock in the merger. This could happen, for example, because of ownership of additional shares of Central Valley Community Bancorp common stock by such Sierra Vista Bank shareholder or ownership of shares of Central Valley Community Bancorp common stock by a person related to such Sierra Vista Bank shareholder. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon such Sierra Vista Bank shareholder’s particular circumstances, including the application of certain constructive ownership rules, Sierra Vista Bank shareholders should consult their own tax advisors regarding the potential tax consequences of the merger to them.
Cash Received in Lieu of a Fractional Share of Central Valley Community Bancorp Common Stock. A U.S. holder that receives cash in lieu of a fractional share of Central Valley Community Bancorp common stock in the merger generally will be treated as if the fractional share of Central Valley Community Bancorp common stock had been distributed to them as part of the merger, and then redeemed by Central Valley Community Bancorp in exchange for the cash actually distributed in lieu of the fractional share, with the redemption generally qualifying as an “exchange” under Section 302 of the Internal Revenue Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares, and such gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, the holding period of such shares is greater than one year. The deductibility of capital losses is subject to limitation under the Internal Revenue Code.
Miscellaneous. If a holder of Sierra Vista Bank common stock receives Central Valley Community Bancorp common stock in the merger and owned immediately before the merger (i) 5% or more, by vote or value, of the common stock of Sierra Vista Bank or (ii) securities of Sierra Vista Bank with a tax basis of $1 million or more, the holder will be required to file a statement with its U.S. federal income tax return for the year of the merger. The statement must set forth such holder’s adjusted tax basis in, and the fair market value of, the shares of Sierra Vista Bank common stock it surrendered in the merger, the date of the merger, and the name and employer identification numbers of Central Valley Community Bancorp and Sierra Vista Bank, and such holder will be required to retain permanent records of these facts.
Backup Withholding and Information Reporting. Any cash proceeds received by a holder of Sierra Vista Bank common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding. Backup withholding will not apply if the holder provides proof of an applicable exemption or furnishes its taxpayer identification number on an Internal Revenue Service Form W-9 (or substitute), and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. The backup withholding tax rate is currently 28%.
This discussion of the material U.S. federal income tax consequences does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Sierra Vista Bank common stock. Further, it is not intended to be, and should not be construed as, tax advice. Holders of Sierra Vista Bank common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Regulatory Approvals
The merger of CVC Bank and Sierra Vista Bank is subject to receipt of certain regulatory approvals and the filing of certain related notices, including the following:

•	The merger requires the approval of the Federal Deposit Insurance Corporation under the Bank Merger Act pursuant to 12 U.S.C. Section 1828(c).

•	The merger requires the approval of the California Department of Business Oversight pursuant to Section 4880 et seq. of the California Financial Code.
The required applications were initially mailed on May 27, 2016. FDIC approval was received on July 18, 2016. California Department of Business Oversight approval was received on July 25, 2016.
See “The Merger Agreement—Conditions to the Parties’ Obligations.”

Accounting Treatment
Central Valley Community Bancorp will account for the merger as a purchase under the acquisition method of accounting as required by accounting principles generally accepted in the United States of America. Under this method of accounting, the tangible and identifiable intangible assets and liabilities of the company acquired are recorded at their respective fair value as of completion of the merger, and are added to those of the acquiring company. In addition, any excess or deficiency of the difference between the total acquisition cost as compared to the net sum of these assets and liabilities will result in goodwill or a bargain purchase price being recorded Central Valley Community Bancorp’s financial statements issued after completion of the merger will reflect these values, but historical data are not restated retroactively to reflect the combined historical financial position or results of operations of Central Valley Community Bancorp and Sierra Vista Bank.

Resale of Central Valley Community Bancorp Common Stock
The shares of Central Valley Community Bancorp common stock that you receive as a result of the merger will be registered under the Securities Act of 1933 as amended, or the Securities Act. You may freely trade these shares of Central Valley Community Bancorp common stock if you are not considered an “affiliate” of Central Valley Community Bancorp, as that term is defined in the federal securities laws. Generally, an “affiliate” of Central Valley Community Bancorp is any person or entity directly or indirectly controlling or who is controlled by Central Valley Community Bancorp. Central Valley Community Bancorp’s affiliates generally include directors, certain executive officers and holders of 10% or more of Central Valley Community Bancorp’s common stock.

Certain Effects of the Merger
The merger agreement requires Sierra Vista Bank to merge into CVC Bank, with CVC Bank as the surviving entity. After the merger, the offices operated by Sierra Vista Bank will become banking offices of CVC Bank.
Central Valley Community Bancorp has agreed, contingent upon the closing of the merger, to increase the authorized number of its directors by one director and to appoint Gary D. Gall, the current President and Chief Executive Officer of Sierra Vista Bank, to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp. Central Valley Community Bancorp has also agreed to nominate Mr. Gall for election to the Central Valley Community Bancorp board at the 2017 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.
After the merger, each Sierra Vista Bank shareholder will receive instructions from Central Valley Community Bancorp’s exchange agent regarding the exchange of Sierra Vista Bank stock certificates for the merger consideration.

Interests of Sierra Vista Bank Directors and Executive Officers in the Merger
In considering the recommendation of the Sierra Vista Bank board of directors with respect to the merger, Sierra Vista Bank shareholders should be aware that the executive officers and directors of Sierra Vista Bank have certain interests in the merger that may be different from, or in addition to, the interests of Sierra Vista Bank shareholders generally. The Sierra Vista Bank board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Sierra Vista Bank shareholders vote to approve the merger proposal. These interests are described in further detail below.
Sierra Vista Bank’s President and Chief Executive Officer to be Appointed to Central Valley Community Bancorp Board
Under the terms of the merger agreement, Gary Gall, who is the President and Chief Executive Officer of Sierra Vista Bank and a member of its board of directors, will be appointed to the boards of directors Central Valley Community Bancorp and CVC Bank. Central Valley Community Bancorp has agreed that, as a director, Mr. Gall will receive the same benefits as other similarly situated Central Valley Community Bancorp directors. Central Valley Community Bancorp has agreed to nominate Mr. Gall for reelection at its first annual meeting following the merger, subject to the Central Valley Community Bancorp’s board of directors’ fiduciary duties.
Stock Ownership
The directors and executive officers of Sierra Vista Bank beneficially owned (excluding options and warrants) as of the record date, a total of 1,066,994 shares of Sierra Vista Bank common stock, representing approximately 24.7% of the total outstanding shares of Sierra Vista Bank common stock. Each of the directors of Sierra Vista Bank has entered into a cooperation agreement with Central Valley Community Bancorp pursuant to which, among other things, the directors have agreed to vote any shares they beneficially own in favor of the merger proposal and the adjournment proposal. The directors and executive officers of Sierra Vista Bank will receive the same per share merger consideration as the other shareholders of Sierra Vista Bank.
The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger. These shareholders also may exercise warrants or options prior to the record date for the special meeting that would have the result of ensuring approval of the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF
SIERRA VISTA BANK
The following table sets forth as of July 18, 2016 information with respect to the beneficial ownership of the common stock of Sierra Vista Bank by (i) each person who is known to Sierra Vista Bank to be the beneficial owner of more than five percent of the common stock of Sierra Vista Bank, (ii) each director of Sierra Vista Bank, (iii) each executive officer of Sierra Vista Bank and (iv) all directors and executive officers of Sierra Vista Bank as a group. Applicable percentage ownership in the table is based on 4,322,669 shares of common stock of Sierra Vista Bank outstanding as of July 18, 2016.

Name and Address of Beneficial Owner(1)	Relationship with Bank	Amount and Nature of Beneficial Ownership(2)	Exercisable Options and Warrants(3)	Percent of Class(2)
Craig Brinitzer	Director	36,748	14,996	0.8%
Beth Carlsen	Director and Co-Vice Chairman	254,068	13,746	5.9%
Susan Cordonnier	Director	325	325	*
J. Patrick Dunbar	Director	57,193	12,496	1.3%
Lesa Fynes	Executive Vice President and Chief Financial Officer	43,099	27,599	1.0%
Gary Gall	President, Chief Executive Officer and Director	257,321	77,946	5.9%
Scott Jimison	Director	104,748	23,121	2.4%
Jeffrey Maher	Director	1,588	1,588	*
G. Eric Northman	Director and Secretary	47,446	13,746	1.1%
Robert Perry-Smith	Chairman of the Board	100,813	813	2.3%
Ken Sheffer	Executive Vice President and Chief Credit Officer	16,600	16,000	0.4%
Lori Warden	Director	165,088	1,588	3.8%
Brady Whitlow	Director and Co-Vice Chairman	199,667	13,746	4.6%
All directors and executive officers as a group (13 in number)		1,284,704	217,710	29.7%
* Less than 0.1% of Class

(1)	The address for all persons is c/o Sierra Vista Bank, 1710 Prairie City Road, Suite 100, Folsom, California, 95630.

(2)
Includes shares beneficially owned (including options exercisable within 60 days of July 18, 2016, as shown in the “Exercisable Options” column), both directly and indirectly together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted.

(3)	Indicates the number of shares subject to options and warrants that are currently exercisable or exercisable within 60 days.
The following table sets forth as of July 18, 2016 information with respect to the beneficial ownership of the common stock of Sierra Vista Bank by each person know by Sierra Vista Bank to own beneficially own five percent or more of Sierra Vista Bank’s outstanding common stock. Percentage ownership in the table is based on 4,313,606 shares of common stock of Sierra Vista Bank outstanding as of July 18, 2016.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class (%)
Carol Anderson Ward 7200 Lone Pine Drive Rancho Murieta, California 95683	275,000 (1)	6.4
James E. Carter c/o Sierra Vista Bank 1710 Prairie City Road, Suite 100 Folsom, California 95630	246,910 (2)	5.8
Taylor International Fund, Ltd. 714 South Dearborn Street 2nd Floor Chicago, Illinois 60605	1,017,575 (3)	22.9

(1)	Includes 200,000 shares held by a corporation owned in part by Ms. Ward and 25,000 shares purchasable pursuant to warrants within 60 days of July 18, 2016.

(2)	Includes 12,750 shares purchasable pursuant to warrants within 60 days of July 18, 2016.

(3)	Includes 197,767 shares purchasable pursuant to warrants within 60 days of July 18, 2016.

Stock Options and Warrants
Immediately prior to the effective time of the merger, each outstanding option and warrant to purchase shares of Sierra Vista Bank common stock, including options and warrants held by executive officers and directors, whether or not then vested and whether or not then exercisable, will be canceled and the holder of the option will be entitled to receive, subject to any required tax withholding, an amount in cash, without interest, from Sierra Vista Bank equal to the product of the total number of shares of Sierra Vista Bank common stock subject to the option or warrant, times the excess, if any, of the per share merger consideration value over the exercise price per share under such option or warrant, which we refer to as the stock rights consideration.
The directors and executive officers of Sierra Vista Bank hold options and warrants to purchase an aggregate of 217,710 shares of common stock of Sierra Vista Bank. To the extent not yet exercisable, all stock options will become exercisable at the effective time of the merger. The warrants, which were issued to certain officers, directors and other shareholders in connection with their investments in Sierra Vista Bank common stock, are currently fully exercisable.
The following table sets forth the stock rights consideration to be received for the in-the-money options and warrants held by the executive officers of Sierra Vista Bank assuming that value of the per share merger consideration will be $5.20 per share, which was the value of the per share merger consideration as of April 28, 2016 (assuming that the Total Merger Consideration is not adjusted pursuant to the merger agreement; see “The Merger—Merger Consideration—Adjustments to Merger Consideration”). Although certain of the options listed below may vest prior to the expected date of the merger, they are included in the amount listed in the column labeled “Options that Will Vest as a Result of Merger.”

Executive Officer	Options Vested at July 18, 2016	Options that Will Vest as a Result of Merger	Warrants Exercisable at July 18, 2016	Total Options and Warrants	Total Cash Payment Upon Merger
Gary Gall	46,696	41,554	31,250	119,500	$301,338
Lesa Fynes	25,099	14,901	2,500	42,500	$102,096
Ken Sheffer	15,850	13,150	150	29,150	$65,670
The following table sets forth the stock rights consideration to be received for the in-the-money options and warrants held by the non-employee directors of Sierra Vista Bank assuming that value of the per share merger consideration will be $5.20 per share, which was the value of the per share merger consideration as of July 18, 2016 (assuming that the Total Merger Consideration is not adjusted pursuant to the merger agreement; see “The Merger—Merger Consideration—Adjustments to Merger Consideration”).

Director	Options Vested at July 18, 2016	Options that Will Vest as a Result of Merger	Warrants Exercisable at July 18, 2016	Total Options and Warrants	Total Cash Payment Upon Merger
Craig Brinitzer	13,746	3,004	1,250	18,000	$27,018
Beth Carlsen	13,746	3,004	0	16,750	$23,018
Susan Cordonnier	325	2,925	0	3,250	$4,550
J. Patrick Dunbar	6,246	3,004	6,250	15,500	$43,018
Scott Jimison	13,746	3,004	9,375	26,125	$53,018
Jeffrey Maher	1,588	1,662	0	3,250	$6,605
G. Eric Northman	13,746	3,004	0	16,750	$23,018
Robert Perry-Smith	813	2,437	0	3,250	$2,600
Lori Warden	1,588	1,662	0	3,250	$6,605
Brady Whitlow	13,746	3,004	0	16,750	$23,018
Change in Control Payments under Employment Agreements
Sierra Vista Bank is party to an employment agreement with each of its executive officers. Each employment agreement provides for severance benefits in the event of certain qualifying terminations of employment, including a termination due to a change in control.
Pursuant to the employment agreement dated as of October 30, 2014, between Sierra Vista Bank and Gary Gall, President and Chief Executive Officer of Sierra Vista Bank, upon his termination without cause within 12 months after a change in control, Mr.

Gall is entitled to receive (i) a lump sum payment equal to 18 months of his current base salary, (ii) an amount equal to his target bonus, and (iii) COBRA payments for 18 months.
Pursuant to the employment agreement dated as of October 30, 2014, between Sierra Vista Bank and Lesa Fynes, Executive Vice President and Chief Financial Officer of Sierra Vista Bank, upon her termination without cause within 12 months after a change in control, Ms. Fynes is entitled to receive (i) a lump sum payment equal to 12 months of her current base salary, (ii) an amount equal to her target bonus, and (iii) COBRA payments for 12 months.
Pursuant to the employment agreement dated as of October 30, 2014, between Sierra Vista Bank and Ken Sheffer, the Executive Vice President and Chief Credit Officer of Sierra Vista Bank, upon his termination without cause within 12 months after a change of control, Mr. Sheffer is entitled to receive (i) a lump sum payment equal to 12 months of his current base salary, (ii) an amount equal to his target bonus, and (iii) COBRA payments for 12 months.
Summary of Payments to Certain Executive Officers
The following table summarizes certain payments to be received by the executive officers of Sierra Vista Bank as a result of the consummation of the transactions under the merger agreement. The amounts are calculated as of April 27, 2016, the day before the merger was publicly announced. These estimated amounts are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement-prospectus. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ from the amounts set forth below.

	Cash(1)	Equity(2)	Perquisites/Benefits(3)	Tax Reimburse-ment (4)	Total
Gary Gall	$420,000	$301,338	$30,348	$16,342	$768,028
Lesa Fynes	$200,000	$102,096	$9,670	$5,205	$316,971
Ken Sheffer	$200,000	$65,670	$9,403	$5,072	$280,145
(1) Represents amount payable under employment agreements with respect to termination of employee following a change in control.
(2) Represents amount payable to the officer with respect to options and warrants, including options that will be accelerated in their vesting as a result of the merger.
(3) Represents estimated amount payable on behalf of employee with respect to COBRA payments under employment agreement in connection with a change of control.
(4) Represents estimated amount payable on behalf of employee with respect to state and federal taxes with respect to COBRA payments.
Summary of Payments of Merger-Related Compensation
The cash amounts to be paid to the executive officers described in the table and footnotes above will be paid in lump sum by Sierra Vista Bank immediately prior to the effective time of the merger.
The amounts of payments for stock options and warrants to the executive officers described in the table and footnotes above will be paid in lump sum by Sierra Vista Bank immediately prior to the effective time of the merger conditioned upon the cancellation of option agreements and warrants held by the executive officers.
Insurance
Pursuant to the merger agreement, Central Valley Community Bancorp is required to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Sierra Vista Bank (or comparable coverage) for a period of six years from the effective date of the merger with respect to possible claims against directors and/or executive officers of Sierra Vista Bank arising from facts or events which occurred prior the effective time of the merger.
Indemnification
Central Valley Community Bancorp agreed to indemnify the directors and officers of Sierra Vista Bank, against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the effective time of the merger, whether asserted or claimed before, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of Sierra Vista Bank or a subsidiary thereof to the fullest extent that the indemnified party would be entitled under the articles of incorporation and bylaws of Sierra Vista Bank as in effect on the date of the merger agreement and to the extent permitted by applicable law.
Cooperation Agreements
As a condition to consummation of the merger, each of the directors and executive officers of Sierra Vista Bank has signed and delivered to Central Valley Community Bancorp a cooperation agreement that may not be revoked prior to the effective time of the merger. Each cooperation agreement includes provisions concerning noncompetition, nonsolicitation and confidentiality, except for those signed by Ms. Fynes, Mr. Sheffer and Mr. Maher, which do not include the noncompetition provisions. The agreement will remain in effect for twenty-four months following the effective time of the merger. The agreement includes provisions permitting Central Valley Community Bancorp to seek remedies for breach, including injunctive relief and specific performance.

Dissenters’ Rights of Sierra Vista Bank’s Shareholders
Dissenters’ rights will be available to the Sierra Vista Bank shareholders in accordance with Chapter 13 of the California Corporations Code. The required procedure set forth in Chapter 13 of the California Corporations Code must be followed exactly or any dissenters’ rights may be lost.
The information set forth below is a general summary of dissenters’ rights as they apply to Sierra Vista Bank shareholders and is qualified in its entirety by reference to Chapter 13 of the California Corporations Code which is attached to this proxy statement-prospectus as Appendix B.
Fair Market Value of Shares
If the merger is approved, Sierra Vista Bank shareholders who dissent from the merger by complying with the procedures set forth in Chapter 13 of the California Corporations Code will be entitled to receive an amount equal to the fair market value of their shares as of April 28, 2016, the last business day before the public announcement of the merger.
Voting Procedure
In order to be entitled to exercise dissenters’ rights, the shares of Sierra Vista Bank capital stock which are outstanding on the record date and entitled to vote at the special shareholders’ meeting must not have been voted “FOR” the merger by the holder of such shares. Thus, any Sierra Vista Bank shareholder who wishes to dissent and executes and returns a proxy in the accompanying form or votes at the special shareholders’ meeting must not vote “FOR” the merger. If the shareholder returns a proxy without voting instructions or with instructions to vote “FOR” the merger, or votes in person at the special shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.
Written Demand
Furthermore, in order to preserve his or her dissenters’ rights, a Sierra Vista Bank shareholder must make a written demand upon Sierra Vista Bank for the purchase of dissenting shares and payment to the shareholder of their fair market value, specifying the number of shares held of record by the shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of April 28, 2016. The demand must be addressed to Sierra Vista Bank, 1710 Prairie City Road, Suite 100, Folsom, California 95630; Attention: G. Eric Northman, Corporate Secretary, and the demand must be received by Sierra Vista Bank not later than 30 days after the date on which the written notice of approval, described below, is sent to shareholders who have not voted “FOR” approval of the merger. A vote “AGAINST” the merger does not constitute the written demand.
Notice of Approval
If the merger is approved by the Sierra Vista Bank shareholders, Sierra Vista Bank will have 10 days after the approval to send to those shareholders who have not voted “FOR” approval of the merger a written notice of the approval accompanied by a copy of sections 1300 through 1312 of the California Corporations Code, a statement of the price determined by Sierra Vista Bank to represent the fair market value of the dissenting shares as of April 28, 2016, and a brief description of the procedure to be followed if a shareholder desires to exercise dissenters’ rights. The statement of price determined by Sierra Vista Bank to represent the fair market value of dissenting shares, as set forth in the notice of approval, will constitute an offer by Sierra Vista Bank to purchase the dissenting shares at the stated price if the merger becomes effective and the dissenting shares do not otherwise lose their status as such.
Surrender of Certificates
Within 30 days after the date on which the notice of the approval of the merger is mailed, the dissenting shareholder must surrender to Sierra Vista Bank, at the office designated in the notice of approval, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Sierra Vista Bank capital stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.
Agreement on Price and Payment
If Sierra Vista Bank and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement between Sierra Vista Bank and the dissenting shareholder. Payment of the fair market value of the dissenting shares will be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

Disagreement on Price and Court Determination
If Sierra Vista Bank denies that the shares surrendered are dissenting shares, or Sierra Vista Bank and the dissenting shareholder fail to agree upon a fair market value of the shares of Sierra Vista Bank capital stock, then the dissenting shareholder of Sierra Vista Bank must, within six months after the notice of approval is mailed, file a complaint at the Superior Court of the proper county requesting the court to make the determination or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters’ rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, the fair market value.
Withdrawal of Demand
A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Sierra Vista Bank consents to the withdrawal.

Opinion of Sierra Vista Bank’s Financial Advisor

Opinion of Sandler O’Neill & Partners, L.P.
By letter dated March 16, 2016, Sierra Vista Bank retained Sandler O’Neill, to act as financial advisor to Sierra Vista Bank’s board of directors in connection with Sierra Vista Bank’s consideration of its strategic alternatives including a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Sandler O’Neill acted as financial advisor in connection with the proposed Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the April 28, 2016 meeting at which Sierra Vista Bank’s board of directors considered and discussed the terms of the Merger Agreement and the Merger, Sandler O’Neill delivered to Sierra Vista Bank’s board of directors its oral opinion, which was subsequently confirmed in writing, that, as of such date, the Merger Consideration was fair to the holders of Sierra Vista Bank common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Sierra Vista Bank’s common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger.
Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, regulatory, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to Sierra Vista Bank’s board of directors in connection with its consideration of the Merger and is directed only to the fairness of the Merger Consideration to the holders of Sierra Vista Bank common stock from a financial point of view. It does not address the underlying business decision of Sierra Vista Bank to engage in the Merger or any other aspect of the Merger and is not a recommendation to any holder of Sierra Vista Bank’s common stock as to how such shareholder should vote at the special meeting with respect to the Merger or any other matter. Sandler O’Neill’s opinion does not address the underlying business decision of Sierra Vista Bank to engage in the Merger or any other aspect of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Sierra Vista Bank or the effect of any other transaction in which Sierra Vista Bank might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Sierra Vista Bank’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Sierra Vista Bank’s shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.
In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the Merger Agreement, dated April 26, 2016;

•	certain publicly available financial statements and other historical financial information of Sierra Vista Bank that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Central Valley Community Bancorp that Sandler O’Neill deemed relevant;

•	internal financial projections for Sierra Vista Bank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of Sierra Vista Bank;

•
publicly available mean analyst earnings per share estimates for Central Valley Community Bancorp for the years ending December 31, 2016 and December 31, 2017 as well as an estimated long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Central Valley Community Bancorp;

•
the pro forma financial impact of the Merger on Central Valley Community Bancorp based on assumptions relating to transaction expenses, purchase accounting adjustments, adjustments to the cost of deposits at Sierra Vista Bank and cost savings, as well as financial projections for Sierra Vista Bank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of Central Valley Community Bancorp;

•
the publicly reported historical price and trading activity for Sierra Vista Bank and Central Valley Community Bancorp common stock, including a comparison of certain stock market information for Sierra Vista Bank and Central Valley Community Bancorp common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Sierra Vista Bank and Central Valley Community Bancorp with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and in the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.
Sandler O’Neill also discussed with certain members of senior management of Sierra Vista Bank the business, financial condition, results of operations and prospects of Sierra Vista Bank and held similar discussions with the senior management of Central Valley Community Bancorp regarding the business, financial condition, results of operations and prospects of Central Valley Community Bancorp.
Sandler O’Neill, in performing its review, has relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Sierra Vista Bank or Central Valley Community Bancorp or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill has further relied on the assurances of the respective managements of Sierra Vista Bank and Central Valley Community Bancorp that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sierra Vista Bank or Central Valley Community Bancorp or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Sierra Vista Bank or Central Valley Community Bancorp. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Sierra Vista Bank or Central Valley Community Bancorp, or the combined entity after the Merger and has not reviewed any individual credit files relating to Sierra Vista Bank or Central Valley Community Bancorp. Sandler O’Neill has assumed, with Sierra Vista Bank’s consent, that the respective allowances for loan losses for both Sierra Vista Bank and Central Valley Community Bancorp were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Sandler O’Neill used internal financial projections for Sierra Vista Bank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of Sierra Vista Bank. In addition, in preparing its analyses Sandler O’Neill used publicly available mean analyst earnings per share estimates for Central Valley Community Bancorp for the years ending December 31, 2016 and December 31, 2017 as well as an estimated long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Central Valley Community Bancorp. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, adjustments to the cost of deposits at Sierra Vista Bank and cost savings, as well as financial projections for Sierra Vista Bank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of Central Valley Community Bancorp. With respect to the foregoing information, the respective managements of Sierra Vista Bank and Central Valley Community Bancorp confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available mean analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements of the future financial performance of Sierra Vista Bank and Central Valley Community Bancorp and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they were based. Sandler O'Neill assumed that there had been no material change in Sierra

Vista Bank’s or Central Valley Community Bancorp’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O'Neill assumed in all respects material to its analysis that Sierra Vista Bank and Central Valley Community Bancorp would remain as going concerns for all periods relevant to its analyses.
Sandler O’Neill also assumed, with Sierra Vista Bank’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms and conditions of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Sierra Vista Bank, Central Valley Community Bancorp or the Merger or any related transaction, (iii) the Merger and any related transaction would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, (iv) the Merger would be consummated without Sierra Vista Bank’s rights under Section 7.1(g)(i) of the Merger Agreement having been triggered, (v) the Merger would be consummated without Central Valley Community Bancorp’s rights under Section 7.1(g)(iii) of the Merger Agreement having been triggered, and (vi) the Merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with Sierra Vista Bank’s consent, Sandler O’Neill relied upon the advice that Sierra Vista Bank received from its legal, and financial advisors as to all legal, and financial matters relating to the Merger and the other transactions contemplated by the Merger Agreement.
Sandler O’Neill’s analyses were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of Sierra Vista Bank common stock or Central Valley Community Bancorp common stock at any time or what the value of Central Valley Community Bancorp common stock would be once it is actually received by the holders of Sierra Vista Bank common stock.
In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Sierra Vista Bank’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Sierra Vista Bank or Central Valley Community Bancorp and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Sierra Vista Bank or Central Valley Community Bancorp and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the Merger Consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Sierra Vista Bank, Central Valley Community Bancorp and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Sierra Vista Bank’s board of directors at its April 28, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Sierra Vista Bank’s common stock or the prices at which Sierra Vista Bank’s common stock or Central Valley Community Bancorp’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Sierra Vista Bank’s board of directors in making its determination to approve the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of Sierra Vista Bank’s board of directors or management with respect to the fairness of the Merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed Merger. As described in the Merger Agreement, each share of Sierra Vista Bank common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, at the election of the holder thereof and in accordance with the procedures set forth in the Merger Agreement, either (i) the number of shares of Central Valley Community Bancorp common stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), (ii) cash in an amount equal to the Per Share Consideration Value (the “Per Share Cash Consideration”), or (iii) the Per Share Stock Consideration in respect of that portion of such holder’s Sierra Vista Bank Common Stock equal to 58%, rounded to the nearest whole share, and the Per Share Cash Consideration in respect of that portion of such holder’s Sierra Vista Bank Common Stock equal to 42%, rounded to the nearest whole share. Using Central Valley Community Bancorp’s closing stock price as of April 27, 2016 of $12.45, and based upon 4,255,356 shares of Sierra Vista Bank common stock outstanding and including redemption of certain outstanding Sierra Vista Bank securities immediately prior to closing, Sandler O’Neill calculated an implied transaction price per share of $5.31 and aggregate transaction value of approximately $24.5 million. Based upon financial information for Sierra Vista Bank as of, or for the period of the last-twelve-months ended March 31, 2016 (“LTM”), Sandler O’Neill calculated the following implied transaction metrics:

Transaction price/ Book value per share:	125%
Transaction price/ Tangible book value per share:	125%
Transaction price/ LTM Earnings per share:	31.3x
Tangible book premium/ Core deposits[1]:	7.6%
One day market premium[2]:	25.0%

1)
Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

2)	Based upon the closing price for a share of Sierra Vista Bank’s common stock on April 27, 2016.
Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Sierra Vista Bank’s common stock and Central Valley Community Bancorp’s common stock for the one-year period ended April 27, 2016. Sandler O’Neill then compared the relationship between the movements in the price of Sierra Vista Bank’s common stock and Central Valley Community Bancorp’s common stock, respectively, to movements in the median stock prices of their respective peer groups (as described on pages 43 and 44) as well as certain stock indices.
Sierra Vista Bank’s One-Year Stock Performance

	Beginning Value April 27, 2015	Ending Value April 27, 2016
Sierra Vista Bank	100%	101.2%
Sierra Vista Bank Peer Group Median	100%	106.6%
NASDAQ Bank Index	100%	106.2%
S&P 500 Index	100%	99.3%
Central Valley Community Bancorp’s One-Year Stock Performance

	Beginning Value April 27, 2015	Ending Value April 27, 2016
Central Valley Community Bancorp	100%	115.5%
Central Valley Community Bancorp Peer Group Median	100%	103.9%
NASDAQ Bank Index	100%	106.2%
S&P 500 Index	100%	99.3%
Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Sierra Vista Bank with a group of financial institutions selected by Sandler O’Neill. The Sierra Vista Bank peer group consisted of publicly traded banks headquartered in Northern California whose securities are publicly traded and with total assets between $100 million and $250 million, LTM ROAA greater than 0.0% and Nonperforming Assets/Total Assets less than 2.0%, excluding announced merger targets (the “Sierra Vista Bank Peer Group”). The Sierra Vista Bank Peer Group consisted of the following companies:

Bank of Napa, N.A.	MNB Holdings Corporation
Community Bank of the Bay	Northern California National Bank
Cornerstone Community Bancorp	River Valley Community Bank
Folsom Lake Bank	Summit Bancshares, Inc.
Golden Valley Bank	Tri-Valley Bank
Lighthouse Bank
The analysis compared publicly available financial information for Sierra Vista Bank with the corresponding data for the Sierra Vista Bank Peer Group as of or for the LTM period (unless otherwise noted), with market pricing data as of April 27, 2016. The table below sets forth the data for Sierra Vista Bank and the high, low, median and mean data for the Sierra Vista Bank Peer Group.

Sierra Vista Bank Comparable Company Analysis
	Sierra Vista Bank	Sierra Vista Bank Peer Group High	Sierra Vista Bank Peer Group Low	Sierra Vista Bank Peer Group Median	Sierra Vista Bank Peer Group Mean
Total assets (in millions)	$156	$246	$123	$201	$199
Tangible common equity/Tangible assets	11.6%	15.6%	7.7%	10.3%	10.4%
LTM Return on average assets	0.50%	1.33%	0.13%	0.66%	0.70%
LTM Return on avg. equity	4.8%	9.1%	1.2%	6.2%	6.4%
LTM Net interest margin	4.36%	4.75%	2.27%	3.67%	3.75%
LTM Efficiency ratio	80%	95%	52%	70%	69%
Nonperforming assets1/Total assets	0.71%	1.50%	0.00%	0.07%	0.44%
Loan loss reserves/Gross loans	1.4%	2.7%	1.2%	1.6%	1.7%
Net chargeoffs/Average loans	0.0%	1.8%	(0.1)%	0.0%	0.3%
Price/Tangible book value	100%	168%	70%	96%	102%
Price/LTM Earnings per share²	24.8x	18.4x	10.4x	14.3x	14.2x
Current dividend yield	0.0%	2.1%	0.0%	0.0%	0.6%
Market value (in millions)	$18	$33	$10	$21	$21

1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

2)	Excludes LTM EPS multiple for Tri-Valley Bank which was considered not meaningful because the multiple was 157.6.
Note: Financial data for Bank of Napa, N.A., Community Bank of the Bay, MNB Holdings Corporation and Summit Bancshares, Inc. as of or for the period ending December 31, 2015.
Sandler O’Neill used publicly available information to perform a similar analysis for Central Valley Community Bancorp and a group of financial institutions as selected by Sandler O’Neill. The Central Valley Community Bancorp peer group consisted of publicly traded banks headquartered in California with total assets between $750 million and $2,500 million, excluding announced merger targets (the “Central Valley Community Bancorp Peer Group”). The Central Valley Community Bancorp Peer Group consisted of the following companies:

American Business Bank	FNB Bancorp
Bank of Commerce Holdings	Heritage Commerce Corp
Bank of Marin Bancorp	Heritage Oaks Bancorp
California First National Bancorp	Oak Valley Bancorp
California Republic Bancorp	Pacific City Financial Corporation
Commonwealth Business Bank	Pacific Mercantile Bancorp
Exchange Bank	Plaza Bancorp
First Choice Bank	River City Bank
First Northern Community Bancorp	Sierra Bancorp
The analysis compared publicly available financial information for Central Valley Community Bancorp with the corresponding data for the Central Valley Community Bancorp Peer Group as of or for the LTM period (unless otherwise noted), with market pricing data as of April 27, 2016. The table below sets forth the data for Central Valley Community Bancorp and the high, low, median and mean data for the Central Valley Community Bancorp Peer Group.

Central Valley Community Bancorp Comparable Company Analysis
	Central Valley Community Bancorp	CVCY Peer Group High	CVCY Peer Group Low	CVCY Peer Group Median	CVCY Peer Group Mean
Total assets (in millions)	$1,272	$2,362	$786	$1,113	$1,375
Tangible common equity/Tangible assets	9.3%	22.8%	7.4%	9.4%	10.3%
LTM Return on average assets	0.82%	1.63%	0.09%	0.85%	0.86%
LTM Return on avg. equity	7.4%	14.1%	0.7%	8.4%	8.2%
LTM Net interest margin	3.94%	5.51%	2.87%	3.77%	3.78%
LTM Efficiency ratio	68%	94%	48%	65%	65%
Nonperforming assets1/Total assets	0.29%	2.00%	0.05%	0.76%	0.81%
Loan loss reserves/Gross loans	1.7%	3.0%	0.8%	1.4%	1.5%
Net chargeoffs/Average loans	(0.5)%	0.7%	(0.3)%	0.0%	0.1%
Price/Tangible book value	120%	198%	81%	117%	121%
Price/LTM Earnings per share	13.4x	25.0x	7.6x	14.6x	14.6x
Price / 2016 Consensus Mean Earnings per share	10.1x	16.8x	8.4x	14.6x	13.7x
Current dividend yield	1.9%	3.4%	0.0%	1.5%	1.4%
Market value (in millions)	$137	$341	$76	$148	$166

1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

2)	Based on publicly available mean analyst estimates for five institutions. Excludes multiple for Pacific Mercantile Bancorp which was considered not meaningful because the multiple was 82.9.
Note: Financial data for the institutions in the peer group not pro forma for any publicly announced and pending transactions. Financial data for California First National Bancorp, California Republic Bancorp, Commonwealth Business Bank, First Northern Community Bancorp, FNB Bancorp, Heritage Commerce Corp, Heritage Oaks Bancorp and Plaza Bancorp as of or for the period ending December 31, 2015.
Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a national group and a regional group of merger and acquisition transactions. The national group consisted of transactions with U.S. headquartered targets announced between January 1, 2015 and April 27, 2016, involving target banks with assets between $100 million and $250 million, LTM ROAA greater than 0%, Tangible Common Equity/Tangible Assets greater than 10% and Nonperforming Assets/Total Assets less than 2% (the “National Precedent Transactions”). The National Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Cascade Bancorp	Prime Pacific Financial Services
Community Bancshares Corp.	IT&S of Iowa, Inc.
EIB Capital Corporation	Eastern International Bank
Summit Financial Group, Inc.	Highland County Bankshares, Inc.
State Bank Corp.	Country Bank
Horizon Bancorp	Kosciusko Financial, Inc.
Wintrust Financial Corporation	Generations Bancorp, Inc.
Pacific Commerce Bancorp	ProAmérica Bank
Franklin Financial Network, Inc.	Civic Bank & Trust
HomeStreet, Inc.	Orange County Business Bank
First Midwest Bancorp, Inc.	Peoples Bancorp, Inc.
California Bank of Commerce	Pan Pacific Bank
ESSA Bancorp, Inc.	Eagle National Bancorp, Inc.
Southern States Bancshares, Inc.	Columbus Community Bank
Hamilton State Bancshares, Inc.	Highland Financial Services, Inc.
FNB Bancorp	America California Bank
Carolina Alliance Bank	PBSC Financial Corporation
Overton Financial Corporation	Vision Bank – Texas
LINCO Bancshares, Inc.	Community First Bank
Community & Southern Holdings, Inc.	Community Business Bank
Using then latest publicly available financial information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and, in the case of transactions with publicly traded targets, 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the Merger to the high, low, median and mean metrics of the National Precedent Transactions group.

	Sierra Vista Bank / Central Valley Community Bancorp	National Precedent Transactions Group High	National Precedent Transactions Group Low	National Precedent Transactions Group Median	National Precedent Transactions Group Mean
Transaction price/ LTM Earnings per share	31.3x	50.0x	6.7x	24.3x	24.8x
Transaction price/ Tangible book value per share:	125%	180%	112%	136%	136%
Tangible book premium/ Core deposits[1]:	7.6%	19.8%	2.1%	6.2%	7.9%
One day market premium²:	25%	78%	32%	53%	54%

1)
Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

2)	Excludes one day market premium of FNB Bancorp’s acquisition of American California Bank which was considered not meaningful (132%).
The regional group consisted of transactions with targets headquartered in the Western United States, announced between January 1, 2013 and April 27, 2016, involving banks with assets between $100 million and $250 million, LTM ROAA greater than 0%, Tangible Common Equity/Tangible Assets greater than 10% and Nonperforming Assets/Total Assets less than 2% (the “Regional Precedent Transactions”). The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Cascade Bancorp	Prime Pacific Financial Services
EIB Capital Corporation	Eastern International Bank
State Bank Corp.	Country Bank
Pacific Commerce Bancorp	ProAmérica Bank
HomeStreet, Inc.	Orange County Business Bank
California Bank of Commerce	Pan Pacific Bank
FNB Bancorp	America California Bank
Sturm Financial Group, Inc.	First Capital West Bankshares, Inc.
Sterling Financial Corporation	Commerce National Bank
Heritage Financial Corporation	Valley Community Bancshares, Inc.
Pacific Premier Bancorp, Inc.	San Diego Trust Bank
Using then latest publicly available financial information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and, in the case of transactions with publicly traded targets, 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the Merger to the high, low, median and mean metrics of the Regional Precedent Transactions group.

	Sierra Vista Bank / Central Valley Community Bancorp	Regional Precedent Transactions Group High	Regional Precedent Transactions Group Low	Regional Precedent Transactions Group Median	Regional Precedent Transactions Group Mean
Transaction price/ LTM Earnings per share	31.3x	50.0x	6.7x	21.7x	23.2x
Transaction price/ Tangible book value per share:	125%	177%	89%	121%	129%
Tangible book premium/ Core deposits [1]:	7.6%	19.8%	(1.2)%	4.8%	6.5%
One day market premium²:	25%	78%	(7)%	32%	38%

1)
Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

2)	Excludes one day market premium of FNB Bancorp’s acquisition of American California Bank which was considered not meaningful (132%).
Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Sierra Vista Bank common stock assuming Sierra Vista Bank performed in accordance with internal financial projections for Sierra Vista Bank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of Sierra Vista Bank. As discussed with senior management of Sierra Vista Bank, the analysis assumed that no dividends are paid to shareholders.
To approximate the terminal value of a share of Sierra Vista Bank common stock at December 31, 2020, Sandler O’Neill applied price to 2020 earnings multiples ranging from 10.0x to 18.0x and multiples of December 31, 2020 tangible book value ranging from 75% to 125%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Sierra Vista Bank common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Sierra Vista Bank common stock of $2.38 to $5.52 when applying multiples of earnings and $2.10 to $4.51 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x
10.0%	$3.07	$3.68	$4.29	$4.90	$5.52
11.0%	$2.94	$3.52	$4.11	$4.70	$5.29
12.0%	$2.81	$3.38	$3.94	$4.50	$5.06
13.0%	$2.70	$3.24	$3.78	$4.32	$4.86
14.0%	$2.59	$3.10	$3.62	$4.14	$4.66
15.0%	$2.48	$2.98	$3.47	$3.97	$4.47
16.0%	$2.38	$2.86	$3.33	$3.81	$4.29
Tangible Book Value Multiples

Discount Rate	75%	85%	95%	105%	115%	125%
10.0%	$2.71	$3.07	$3.43	$3.79	$4.15	$4.51
11.0%	$2.59	$2.94	$3.28	$3.63	$3.97	$4.32
12.0%	$2.48	$2.81	$3.15	$3.48	$3.81	$4.14
13.0%	$2.38	$2.70	$3.02	$3.33	$3.65	$3.97
14.0%	$2.28	$2.59	$2.89	$3.20	$3.50	$3.81
15.0%	$2.19	$2.48	$2.77	$3.07	$3.36	$3.65
16.0%	$2.10	$2.38	$2.66	$2.94	$3.22	$3.50
Sandler O’Neill also considered and discussed with the Sierra Vista Bank board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Sierra Vista Bank’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Sierra Vista Bank common stock, applying the price to 2020 earnings multiples range of 10.0x to 18.0x referred to above and a discount rate of 13.99%.
Earnings Per Share Multiples

Projection Variance	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0)%	$1.94	$2.33	$2.72	$3.11	$3.49
(15.0)%	$2.20	$2.64	$3.08	$3.52	$3.96
(5.0)%	$2.46	$2.95	$3.44	$3.93	$4.43
0.0%	$2.59	$3.11	$3.62	$4.14	$4.66
5.0%	$2.72	$3.26	$3.80	$4.35	$4.89
15.0%	$2.98	$3.57	$4.17	$4.76	$5.36
25.0%	$3.23	$3.88	$4.53	$5.18	$5.82
Sandler O’Neill also performed an analysis that estimated the net present value per share of Central Valley Community Bancorp common stock assuming that Central Valley Community Bancorp performed in accordance with publicly available mean analyst earnings per share estimates for Central Valley Community Bancorp for the years ending December 31, 2016 and December 31, 2017 as well as an estimated long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Central Valley Community Bancorp. The analysis also assumes the regular cash dividend of $0.24 in 2016 and regular cash dividends increasing by $0.02 per share each year through 2020. To approximate the terminal value of Central Valley Community Bancorp common stock at December 31, 2020, Sandler O’Neill applied price to 2020 earnings multiples ranging from 10.0x to 20.0x and multiples of December 31, 2020 tangible book value ranging from 90% to 160%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Central Valley Community Bancorp’s common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Central Valley Community Bancorp common stock of $8.26 to $19.21 when applying earnings multiples and $7.98 to $16.57 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$10.11	$11.93	$13.75	$15.57	$17.39	$19.21
11.0%	$9.70	$11.44	$13.19	$14.93	$16.68	$18.42
12.0%	$9.31	$10.98	$12.65	$14.33	$16.00	$17.67
13.0%	$8.94	$10.54	$12.15	$13.75	$15.35	$16.95
14.0%	$8.59	$10.13	$11.67	$13.20	$14.74	$16.28
15.0%	$8.26	$9.73	$11.21	$12.68	$14.16	$15.63

Tangible Book Value Multiples

Discount Rate	90%	105%	120%	135%	150%	160%
10.0%	$9.77	$11.22	$12.68	$14.14	$15.60	$16.57
11.0%	$9.37	$10.77	$12.17	$13.56	$14.96	$15.89
12.0%	$9.00	$10.34	$11.68	$13.02	$14.35	$15.25
13.0%	$8.64	$9.93	$11.21	$12.49	$13.78	$14.63
14.0%	$8.31	$9.54	$10.77	$12.00	$13.23	$14.05
15.0%	$7.98	$9.16	$10.34	$11.53	$12.71	$13.49
Sandler O’Neill also considered and discussed with the Sierra Vista Bank board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Central Valley Community Bancorp’s net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for Central Valley Community Bancorp common stock, applying the price to 2020 earnings multiples range of 10.0x to 20.0x referred to above and a discount rate of 13.99%.
Earnings Per Share Multiples

Projection Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0)%	$6.94	$8.14	$9.34	$10.54	$11.75	$12.95
(15.0)%	$7.74	$9.10	$10.46	$11.83	$13.19	$14.55
(5.0)%	$8.54	$10.06	$11.59	$13.11	$14.63	$16.15
0.0%	$8.94	$10.54	$12.15	$13.75	$15.35	$16.95
5.0%	$9.34	$11.03	$12.71	$14.39	$16.07	$17.76
15.0%	$10.14	$11.99	$13.83	$15.67	$17.52	$19.36
25.0%	$10.95	$12.95	$14.95	$16.95	$18.96	$20.96
In connection with its analyses, Sandler O’Neill considered and discussed with the Sierra Vista Bank board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the Merger, based on the following assumptions: (i) the Merger closes in the third calendar quarter of 2016, and; (ii) 59% of the value of the outstanding Sierra Vista Bank common stock is converted into the number of shares of Central Valley Community Bancorp stock equal to the Exchange Ratio and 41% of the value of the outstanding Sierra Vista Bank common stockholders receive the Per Share Cash Consideration. Sandler O’Neill also incorporated the following assumptions, as provided by Central Valley Community Bancorp’s senior management and its representatives: (a) internal financial projections for Sierra Vista Bank for the years ending December 31, 2106 through December 31, 2020 as provided by the senior management of Central Valley Community Bancorp; (b) purchase accounting adjustments consisting of (i) a credit mark on loans, (ii) an interest rate mark on loans, (iii) a core deposit intangible; (c) estimated annual cost savings; (d) estimated, pre-tax, one-time transaction costs; (e) an annual pre-tax opportunity cost of cash; and (f) a reduction in the cost of deposits for Sierra Vista Bank. The analysis indicated that the Merger could be accretive to Central Valley Community Bancorp’s estimated earnings per share in 2017 (excluding transaction expenses) and dilutive to estimated tangible book value per share at close.
In connection with this analyses, Sandler O’Neill considered and discussed with the Sierra Vista Bank board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Sandler O’Neill’s Relationship. Sandler O’Neill is acting as financial advisor to Sierra Vista Bank’s board of directors in connection with the Merger and will receive a transaction fee of $375,000, which fee is contingent upon closing of the Merger. Sandler O’Neill also received a fee in an amount equal to $75,000 upon rendering its fairness opinion, which opinion fee will be credited in full towards the transaction fee that will become due and payable to Sandler O'Neill on the day of closing of the Merger. Sierra Vista Bank has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain claims and liabilities arising out of Sandler O’Neill’s engagement.
Sandler O’Neill did not provide any other investment banking services to Sierra Vista Bank in the two years preceding the date of its opinion nor did Sandler O’Neill provided any investment banking services to Central Valley Community Bancorp in the two years preceding the date of its opinion. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from or sell securities to Sierra Vista Bank, Central Valley Community Bancorp or their respective affiliates. Sandler O’Neill may also actively trade the securities of Sierra Vista Bank or Central Valley Community Bancorp for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

THE MERGER AGREEMENT

Summary of the Merger
Central Valley Community Bancorp, CVC Bank, and Sierra Vista Bank entered into the merger agreement on April 28, 2016, which is incorporated into this prospectus by reference to Appendix A hereto. Under the merger agreement’s terms, Sierra Vista Bank will merge with and into Central Valley Community Bancorp’s sole subsidiary, CVC Bank. The separate corporate existence of Sierra Vista Bank will cease, and CVC Bank will be the survivor. Each share of Sierra Vista Bank common stock issued and outstanding (other than shares with respect to which dissenters’ rights have been perfected) will be converted into the right to receive merger consideration consisting of Central Valley Community Bancorp common stock and cash. Please read the sections entitled “The Merger—Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders” and “The Merger—Dissenters’ Rights of Sierra Vista Bank’s Shareholders” for additional information.
Each share of Central Valley Community Bancorp common stock outstanding immediately before the effectiveness of the merger closes will remain outstanding after the effectiveness of the merger.
Central Valley Community Bancorp and Sierra Vista Bank have structured the merger with the intent to qualify it as a tax-free reorganization under Section 368 of the Internal Revenue Code. However, under Section 368, the tax-free designation would apply only to the stock consideration that Sierra Vista Bank shareholders would receive in connection with the merger and, accordingly, they are expected to have taxable income depending on the actual amount of cash consideration they receive in the merger and their individual tax situations. For more information, you are urged to read the section entitled “The Merger—Material United States Federal Income Tax Consequences” for additional information.
Prior to the Effective Time, the vesting of outstanding options to purchase shares of Sierra Vista Bank stock (“SVB Options”) shall accelerate and all SVB Options shall become immediately exercisable. Immediately prior to the Effective Time, Sierra Vista Bank shall redeem each unexercised SVB Option for cash in an amount equal to the difference between the exercise price of the SVB Option and the Per Share Merger Price. Any SVB Option that is exercisable at a price higher than the Per Share Merger Price shall not be redeemed, and such SVB Options shall be canceled without payment at the Effective Time. The 261,875 SVB Options outstanding on the Signing Date that had exercise prices lower than the Per Share Merger Price of $5.20 had a weighted average exercise price of $2.88. If none of those SVB Options are exercised prior to the Effective Time, Sierra Vista Bank would pay an aggregate $607,550 immediately prior to the Effective Time to redeem them.
Prior to the Effective Time, Sierra Vista Bank shall obtain amendments to all outstanding warrants to purchase shares of Sierra Vista Bank stock (“SVB Warrants), to permit Sierra Vista Bank to purchase each unexercised SVB Warrant immediately prior to the Effective Time for cash in an amount equal to the difference between the exercise price of the SVB Warrant and the Per Share Merger Price. The amendments to the SVB Warrants shall further provide that no SVB Warrant shall remain exercisable after the earlier of the Closing Date or December 31, 2016 (with an automatic extension to February 28, 2017, if regulatory approvals for the merger have not been obtained by December 31, 2016). The 385,979 SVB Warrants outstanding on the Signing Date had an exercise price of $2.00 per share. If none of those SVB Warrants are exercised prior to the Effective Time, Sierra Vista Bank would pay an estimated aggregate $1,252,890 immediately prior to the Effective Time to redeem them.

The Closing
The merger will be effective at the date and time an agreement of merger (substantially in the form attached to the merger agreement as Appendix B) is filed with the California Department of Business Oversight following its prior certification by the California Secretary of State. At the closing the parties will exchange various documents, including officers’ certificates, as required by the merger agreement. The merger agreement provides that the merger shall be effective within ten calendar days after each of the closing conditions in the merger agreement (described in greater detail below) have been satisfied or waived, including the receipt of all regulatory approvals and the expiration of all applicable waiting periods in connection with the regulatory approvals, or such other date as the parties shall mutually agree.
Based upon the timing for Sierra Vista Bank’s special shareholders’ meeting and the present and anticipated timing of the regulatory approvals, it is presently anticipated that the merger will close on or about October 1, 2016. Neither Central Valley Community Bancorp, CVC Bank, nor Sierra Vista Bank can assure you that the merger will close when anticipated.

Letter of Transmittal; Exchange Agent; and Exchange Procedure
Following the effectiveness of the merger, a letter of transmittal form will be sent by an exchange agent containing instructions for endorsing and surrendering the Sierra Vista Bank stock certificates to those shareholders who have not previously returned a letter of transmittal with their form or election. Under the merger agreement, Central Valley Community Bancorp has appointed Computershare Shareholder Services, Inc. as exchange agent for the purpose of exchanging the merger consideration for Sierra Vista Bank stock certificates. Sierra Vista Bank shareholders must follow the instructions on the letter of transmittal to send in the Sierra Vista Bank stock certificates for exchange.
For information on the amount and nature of the consideration Sierra Vista Bank shareholders would be entitled to receive in exchange for his, her or its shares of Sierra Vista Bank stock, including the shareholder’s election of the form of merger consideration, and the process for determining whether the election of some shareholders will not be honored, please see “The Merger – Calculation of Consideration to be Paid to Sierra Vista Bank Shareholders.” IMPORTANT NOTE: Despite an election to receive a particular form of merger consideration, any individual Sierra Vista Bank shareholder may receive merger consideration in a different form, depending on the number and kind of elections made by other shareholders of Sierra Vista Bank Shares.
Sierra Vista Bank Shareholders will not receive any dividends or other distributions of any kind which are declared payable to shareholders of record of Central Valley Community Bancorp common stock after the effective time of the merger until such shareholder properly surrenders his, her or its Sierra Vista Bank stock certificates. Upon proper surrender, such shareholder will be paid, without interest, any dividends or other distributions with respect to the shares of Central Valley Community Bancorp common stock as to which the record date and payment date occurred on or after the effective time of the merger and on or before the date on which the shareholder surrendered his, her or its Sierra Vista Bank stock certificates.
Neither Sierra Vista Bank nor Central Valley Community Bancorp will be liable to Sierra Vista Bank shareholders for such shares (or dividends or distributions thereon) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
In order for Sierra Vista Bank shareholder stock certificate surrender to be accepted by the exchange agent, the letter of transmittal must be properly completed and signed and accompanied by the applicable Sierra Vista Bank stock certificates or instruments of transfer as described in the letter of transmittal. If a shareholder is unable to locate his, her or its stock certificate, the shareholder must follow instructions in the letter of transmittal regarding lost stock certificates.
Following the completion of the merger and upon surrender of all of the certificates representing former shares of Sierra Vista Bank common stock registered in the shareholder’s name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal form, the exchange agent will mail to the shareholder the cash and/or Central Valley Community Bancorp Shares to which such shareholder is entitled, less the amount of any required withholding taxes. Sierra Vista Bank shareholders will not receive interest on any cash.

Representations and Warranties
The merger agreement contains various customary representations and warranties that Central Valley Community Bancorp, CVC Bank, and Sierra Vista Bank make for each other’s benefit. The representations and warranties relate to, among other things:

•	corporate organization, standing and authority;

•	corporate power;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

•	capital structure;

•	regulatory approvals, consents and compliance;

•	financial statements and condition;

•	absence of certain material adverse events, defaults on material agreements, changes, effects or undisclosed liabilities;

•	litigation and claims;

•	conflicts under charter documents, required consents or approvals;

•	material contracts and obligations, including compliance and enforceability;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended;

•	labor matters;

•	compliance with laws, including environmental laws;

•	tax payments, tax liabilities, tax returns and audits;

•	derivative instruments, loans and non-performing assets;

•	ownership of real, personal and intellectual property;

•	transactions with affiliates; and

•	the accuracy of documents supplied under the merger agreement or filed with the Securities and Exchange Commission and bank regulatory agencies, including financial statements.

Conduct of Business Before the Merger
In the merger agreement, the parties agree to undertake, and in some cases to refrain from, certain actions prior to the merger that would affect the merger or the value of the businesses involved. Some of these obligations are mutual, and others are specific to one party or the other. The following discussion is intended to summarize the covenants contained in the merger agreement, but investors should consult the merger agreement at Appendix A for complete details.
Actions by Sierra Vista Bank
The merger agreement places significant restrictions on Sierra Vista Bank regarding the conduct of its businesses between the date of the merger agreement and the Closing. In addition, Sierra Vista Bank has agreed that until the Closing and subject to certain exceptions, including Central Valley Community Bancorp’s prior approval, Sierra Vista Bank will not, other than in the ordinary and usual course of business:

•	issue any capital stock, or options or convertible securities (except for the issuance of common stock upon exercise of SVB Options or SVB Warrants outstanding as of the Signing Date);

•	declare or pay any dividend, or issue, repurchase or split its stock;

•
enter into or amend any employment, consulting, severance, change in control, bonus, salary continuation or similar compensation agreement, or raise employee salaries, except as required by law or an existing contract;

•	hire any new employees, except to fulfill existing obligations or to hire at-will employees to fill vacancies arising after the Signing Date;

•	enter into, amend or terminate any employee benefit plan, except as required by law or agreed in the merger agreement;

•
sell or transfer any assets, rights, deposits, business or properties (a) to any affiliate of Sierra Vista Bank, or (b) other than in the ordinary course of business in a transaction that individually has a value greater than $35,000, or in transactions that cumulative have a value greater than $75,000;

•
acquire, other than in the ordinary course of business consistent with past practice, any assets, business, deposits, or property of another party, or any securities except in accordance with the merger agreement;

•	make capital expenditures in excess of $25,000 individually, or $50,000 in the aggregate;

•	amend its Articles of Incorporation or Bylaws;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or generally accepted accounting principles;

•	enter into, fail to renew, amend or terminate, any material contract;

•	settle claims or actions which would exceed $50,000 more than applicable insurance coverage or would impose any material restriction on the business;

•
change its banking operations (including raising interest rates paid on deposits), by introducing new products or services or change its lending, investment, underwriting, pricing, servicing, risk and assessment liability management and other material banking and operating policies, except as required by law, or introduce new marketing campaigns or sales or incentive programs except in the ordinary course of business consistent with past practice;

•	enter into contracts for derivative instruments or incur or guarantee any debt other than in the ordinary course of business consistent with prior practice;

•
make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit, in a manner inconsistent with past practices, and, in the case of any new credit in excess of $500,000 (or a modification of existing credit in excess of $150,000) consult with Central Valley Community Bancorp prior to committing to the new or modified credit;

•	invest, or commit to invest, in real estate or a real estate development;

•	take any action that would cause a representation or warranty to become untrue in any material respect;

•	make or change any applicable tax election, settlement or compromise;

•	take any action that would cause the merger to be subject to the provisions of any state antitakeover law;

•	enter into a related party transaction;

•
advise Central Valley Community Bancorp promptly in writing of any change that would have a Material Adverse Effect, as defined in the merger agreement, on its financial condition, results of operations, business or prospects; or

•
solicit, initiate or knowingly encourage or take actions designed to facilitate another acquisition proposal to acquire Sierra Vista Bank, or participate in any discussions or negotiations regarding such an acquisition proposal, or approve or recommend or enter into any letter of intent or similar definitive agreement with respect to such an acquisition proposal, unless the board of directors of Sierra Vista Bank has determined that the proposal is more favorable to Sierra Vista Bank’s shareholders and that the action is necessary for Sierra Vista Bank to comply with its fiduciary duties to shareholders under applicable law.

Sierra Vista Bank has also agreed to use its commercially reasonable efforts to obtain and deliver to Central Valley Community Bancorp at the closing of the merger, the waivers, approvals and consents to assignment for all material contracts identified as requiring such waivers, approvals and consents, and, after receipt of all regulatory approvals required to consummate the merger, to permit Central Valley Community Bancorp to provide notice to the customers of Sierra Vista Bank to describe the merger, the effect on customers and planned transition procedures.
Prior to the merger Sierra Vista Bank shall, as requested by Central Valley Community Bancorp, modify certain of its accounting practices so as to make such practices consistent with those of Central Valley Community Bancorp.
Actions by Central Valley Community Bancorp
Central Valley Community Bancorp and CVC Bank have each agreed to take no action that would reasonably be expected to materially impair or delay consummation of the merger, or prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, each of Central Valley Community Bancorp and CVC Bank agrees not to declare or pay any distributions on or in respect of any of its capital stock, other than ordinary quarterly cash dividends in conformity with past practice, and except for dividends made by Central Valley Community Bank to Central Valley Community Bancorp to fund consummation of the merger. Central Valley Community Bancorp and CVC Bank each agrees not to take any action that is intended to, or reasonably likely to result in, any closing condition to the merger being delayed or unsatisfied, except as may be required by law. Central Valley Community Bancorp will cause the Central Valley Community Bancorp Shares to be authorized for listing on The NASDAQ Capital Market.
Actions by Both Parties
Both Central Valley Community Bancorp and Sierra Vista Bank have agreed to use commercially reasonable good faith efforts to prepare and file the necessary regulatory applications and to obtain the requisite permits, consents and approvals from regulatory agencies in order to complete the merger, and to work together for the purpose of preparing this proxy statement-prospectus. Also, both Central Valley Community Bancorp and Sierra Vista Bank have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and do all things necessary and proper or desirable to permit and enable the consummation of the merger and the satisfaction of the closing conditions.
Both CVC Bank and Sierra Vista Bank have agreed to cooperate in the filing with the SEC of the registration statement that includes this proxy statement-prospectus, and by which the shares of Central Valley Community Bancorp Shares shall be registered for issuance in connection with the merger. The parties also made representations and warranties relating to the accuracy and completeness of the information that is provided to one another in connection the preparation of the registration statement and the exhibits thereto. The parties have agreed to consult with one another regarding the preparation and distribution of any press releases relating to the merger.
The parties have agreed to exchange information relating to each of their respective financial statements and the preparation thereof, including advising one another as to the existence and content of any management letters provided by their respective auditors.
In addition to the actions describe above, prior to the Closing Sierra Vista Bank has agreed to:

•
provide Central Valley Community Bancorp with notice of all meetings of the board of directors of Sierra Vista Bank as well as copies of board reports and agendas (and, subject to certain exceptions, to allow a representative from Central Valley Community Bancorp to attend such meetings);

•	make its books and records available to Central Valley Community Bancorp for ongoing review;

•
cooperate, and cause its independent auditor to cooperate, with Central Valley Community Bancorp regarding the inclusion of financial information and other correspondence that may be required in connection with applicable regulatory filings; and

•	use its commercially reasonable efforts, and cooperate with others, to expeditiously bring about the satisfaction of the closing conditions.

Director Appointment and Indemnification After the Merger
Central Valley Community Bancorp has agreed to, contingent upon the closing of the merger, increase the authorized number of directors by one director and appoint Gary D. Gall to fill the newly-created vacancy on the board of directors of Central Valley Community Bancorp, to hold office until the first annual meeting of shareholders of Central Valley Community Bancorp, until his successor is elected and qualified or until otherwise removed. Central Valley Community Bancorp has also agreed to nominate Mr. Gall for election to the Central Valley Community Bancorp board at the 2017 annual shareholder meeting, provided that he satisfies the standards of the Central Valley Community Bancorp nominating committee and subject to the fiduciary duties of the Central Valley Community Bancorp board and nominating committee.
To provide Mr. Gall with an opportunity to make resales of Central Valley Community Bancorp Shares following the merger without incurring liability under Section 16 of the Securities Exchange Act, Central Valley Community Bancorp has agreed to adopt resolutions to include any CVCY Shares issued to Mr. Gall in connection with the merger within the exemption under SEC Rule 16b-3.
CVC Bank has agreed to indemnify and hold harmless (and to advance expenses as incurred), to the fullest extent permitted by law, each present and former director and officer of Sierra Vista Bank (when acting in such capacity) from and against any costs, expenses, judgments, fines, losses, and similar damages arising out of matters existing or occurring prior to the merger. Subject to maximum premium expenditures under the merger agreement, Central Valley Community Bancorp has agreed to maintain in effect a directors’ and officers’ liability insurance policy for a period of six years after the merger on terms equivalent to those currently in force for Sierra Vista Bank, for claims arising from facts or events which occurred prior to the merger.
The foregoing is a summary of some of the negative and affirmative covenants of the merger agreement. Each shareholder is encouraged to carefully read the terms of the merger agreement attached as Appendix A, including the specific covenants contained in Article III and Article V.

Sierra Vista Bank’s Ability to Solicit or Accept Competing Proposals
The merger agreement provides that Sierra Vista Bank shall immediately cease any written or oral discussions, negotiations or communication with any other parties that may be ongoing with respect to the possibility or consideration of an acquisition proposal (any inquiry, proposal or offer related to the acquisition or purchase of the material assets or deposits of Sierra Vista Bank, or more than five percent of any class of equity securities of Sierra Vista Bank, or merger, consolidation, business combination, recapitalization, tender offer, stock purchase, liquidation, dissolution or similar transaction involving Sierra Vista Bank). Sierra Vista Bank has also agreed not to solicit, encourage or facilitate third party acquisition proposals which would reasonably be expected to lead to an acquisition proposal, and requires that if such a proposal is received, notification must be given to Central Valley

Community Bancorp. Notwithstanding the prohibition on soliciting or encouraging such proposals, the merger agreement recognizes that an unsolicited third party proposal might be received. Moreover, the merger agreement permits Sierra Vista Bank to engage in discussions or negotiations with the third party to the extent necessary to prevent a violation of the fiduciary duties of the board of directors of Sierra Vista Bank, if the proposal is determined, after consultation with counsel and a financial advisor, to be superior, from the shareholders’ perspective, to the merger. Sierra Vista Bank has agreed to keep Central Valley Community Bancorp apprised of any developments, discussions and negotiations related to such superior proposal.
In the event the merger agreement is terminated by Sierra Vista Bank in connection with a superior proposal or if the board of directors of Sierra Vista Bank approves, or if Sierra Vista Bank authorizes, recommends, publicly proposes or publicly announces its intention to authorize, recommend or approve an acquisition proposal from any third party, Sierra Vista Bank will be obligated to pay a termination fee to Central Valley Community Bancorp in the amount of $800,000 plus the out of pocket costs incurred by Central Valley Bancorp in working on the merger (up to a total of $100,000).
The foregoing is a summary of the provisions of the merger agreement regarding discussions with third parties. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Sections 5.7 and 7.2 of the merger agreement.

Employee Benefits
Sierra Vista Bank has agreed to take commercially reasonable efforts to terminate the 401(k) Profit Sharing Plan in which Sierra Vista Bank employees participate immediately prior to the closing of the merger, including a resolution by the board of directors of Sierra Vista Bank providing that the plan be terminated effective immediately prior to the closing, that no person will be permitted to become a participant in the plan after the closing, and that no contributions are to be made with respect to service or compensation after the plan termination date.

Conditions to the Parties’ Obligations
The obligations of Central Valley Community Bancorp, CVC Bank and Sierra Vista Bank to complete the merger are subject to certain mutual conditions, including, but not limited to the following:

•
receipt of the regulatory approvals (without the imposition of burdensome conditions, including the continuation of the memorandum of understanding to which Sierra Vista Bank is subject) required in connection with the merger;

•	absence of any statute, rule, regulation or order, being in effect and prohibiting completion of the merger;

•	approval of the merger agreement and the merger by a majority of the issued and outstanding shares of Sierra Vista Bank common stock entitled to vote; and

•	the registration statement having become effective regarding the shares of Central Valley Community Bancorp common stock to be issued upon completion of the merger.
The obligations of Central Valley Community Bancorp and CVC Bank to complete the merger are also subject to the fulfillment or waiver by Central Valley Community Bancorp and CVC Bank of certain conditions, including but not limited to the following:

•	Sierra Vista Bank’s representations and warranties being and remaining true and correct;

•	Sierra Vista Bank performing, in all material respects, all of its required obligations contained in the merger agreement which are required to be performed before the closing;

•	delivery of all required third party estoppel letters and consents;

•	delivery of employee benefits summary acknowledgments for certain key employees of Sierra Vista Bank;

•	delivery of cooperation agreements from certain key shareholders and directors of Sierra Vista Bank;

•	delivery of a tax certificate by the Chief Financial Officer of Sierra Vista Bank;

•
delivery of an executed statement that Sierra Vista Bank meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.1897-2(h)(1), relating to the Foreign Investment in Real Property Tax Act of 1980;

•
approval of the merger agreement and the merger by a majority of the issued and outstanding shares of Sierra Vista Bank common stock entitled to vote, and shareholders holding not more than ten percent of the outstanding shares of Sierra Vista Bank common stock shall have exercised or shall have continuing right to exercise dissenters’ rights under the California General Corporation Law;

•	receipt of CLTA/ALTA title insurance policies insuring Central Valley Community Bancorp and CVC Bank with respect to each real property interest owned or leased by Sierra Vista Bank;

•	receipt of non-disturbance agreements for all properties leased by Sierra Vista Bank;

•	receipt of director resignations from all of the directors of Sierra Vista Bank;

•	the absence of any regulatory order or action affecting Sierra Vista Bank, or to which Central Valley Community Bancorp would be subject as a result of the merger; and

•	non-occurrence of an event or circumstance that would have a material adverse effect on Sierra Vista Bank.
In addition, Sierra Vista Bank’s obligation to complete the merger is also subject to the fulfillment or waiver by Sierra Vista Bank of certain conditions, including but not limited to the following:

•	Central Valley Community Bancorp’s and CVC Bank’s representations and warranties being and remaining true and correct;

•
Central Valley Community Bancorp and CVC Bank performing, in all material respects, all of their respective required obligations contained in the merger agreement which are required to be performed before the closing;

•	non-occurrence of an event or circumstance that would have a material adverse effect on Central Valley Community Bancorp;

•	the shares of Central Valley Community Bancorp common stock to be issued to Sierra Vista Bank shareholders in the merger shall have been authorized for listing on the NASDAQ; and

•	delivery of a tax certificate by an executive officer of Central Valley Community Bancorp.
The foregoing is a summary of the conditions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article VI of the merger agreement.

Termination
Central Valley Community Bancorp, CVC Bank and Sierra Vista Bank can mutually agree to terminate the merger agreement and abandon the merger at any time.
Under certain circumstances, either Central Valley Community Bancorp or CVC Bank on the one hand or Sierra Vista Bank on the other, can terminate the merger agreement, including:

•	by mutual consent of the boards of both parties;

•	by a non-breaching party, if the other party materially breaches any representation, warranty, covenant, or agreement contained in the merger agreement that is not timely cured;

•
by either party, if the merger has failed to occur by February 28, 2017, except to the extent such failure shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

•
by either party if the approval of any governmental authority required for the consummation of the merger has been denied by final nonappealable action or withdrawal, except to the extent such denial or withdrawal shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

•
by Central Valley Community Bancorp or CVC Bank if Sierra Vista Bank breaches its covenants and obligations related to the non-solicitation of third-party acquisition proposals, set forth in Section 5.7 of the merger agreement;

•
by Central Valley Community Bancorp or CVC Bank if Sierra Vista Bank’s board of directors alters or modifies its favorable recommendation of the merger and the merger agreement in a manner adverse to Central Valley Community Bancorp or CVC Bank or recommends, endorses, accepts or agrees to an acquisition proposal by any other party; and

•	by Central Valley Community Bancorp or CVC Bank if Sierra Vista Bank enters into a written agreement to effect an acquisition transaction with a third party in connection with a superior proposal.
In addition to the termination provisions described above, under the merger agreement, it is also possible that the merger consideration could be adjusted by a date that is within 10 days of the expected Closing date for the merger, if the trading price of the CVCY Shares both materially changes and materially outperforms or underperforms the NASDAQ Bank Index. Such adjustment would be calculated on the later of (a) the date following the date of the special meeting of Sierra Vista Bank shareholders or (b) the Determination Date in the following circumstances:
Material Underperformance. Sierra Vista Bank shall have the right to terminate the merger if (i) the Lower Determination Date Price is less than $10.20 and (ii) the percentage decline in the price of a CVCY Share from $12.00 exceeds by 15% the percentage decline in the 20-day closing price of the NASDAQ Bank Index between the Signing Date and the Determination Date; provided, however, that Sierra Vista Bank may not terminate the merger agreement if Central Valley Community Bancorp elects to increase the aggregate merger consideration (in cash and/or stock as determined by Central Valley Community Bancorp) to make up the difference as calculated under the merger agreement.
Material Overperformance. Under the merger agreement, Central Valley Community Bancorp has the right to an Over-Performance Termination if:
(i) the volume-weighted average price of the CVCY Shares on NASDAQ for the 20 consecutive trading dates ending on and including the Determination Date is greater than $13.80 (which is 115% of the $12.00 negotiated price of a CVCY Share on the Agreement Date), and
(ii) the volume-weighted average price of the CVCY Shares for the 20 consecutive trading dates ending on and including the Determination Date is such that the CVCY Shares have outperformed the NASDAQ Bank Index by more than 15% since the 20 consecutive trading days immediately preceding the date of the merger agreement.
However, Sierra Vista Bank can prevent an Over-Performance Termination by accepting an adjustment to the aggregate merger consideration that reduces the otherwise-payable aggregate merger consideration by an amount equal to number of CVCY Shares included in the aggregate merger consideration (prior to any such adjustment) multiplied by the lesser of (1) the amount by which the volume-weighted average price of the CVCY Shares exceeds $13.80 or (2) the amount by which the volume-weighted average price of the CVCY Shares exceeds the product of 115% of the percentage change in the 20-day average closing price of the NASDAQ Bank Index since the Signing Date multiplied by $12.00. Central Valley Community Bancorp would determine whether the adjusted aggregate merger consideration would be in the form of CVCY Shares, cash, or any combination of CVCY Shares and cash, provided that the adjustment does not result in an aggregate amount of cash that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
On July 25, 2016, the latest practicable date prior to the date of filing this proxy statement-prospectus, the 20-day volume-weighted average price of the CVCY Shares was $14.39, which is greater than $13.80 and represents a 18.6% increase relative to the change in the 20-day average closing price of the NASDAQ Bank Index since the Agreement Date. As a result, Central Valley Community Bancorp would have had the right to terminate the merger agreement if the Determination Date were July 25, 2016. However, Sierra Vista Bank would have had the right under the merger agreement to prevent Central Valley Community Bancorp from terminating the merger agreement, by agreeing to reduce the otherwise payable aggregate merger consideration by approximately $475 thousand. As a result of this adjustment and based on the actual closing price of $15.52 per CVCY Share on July 25, 2016 and without any other adjustments, the implied per share value of the merger consideration received by Sierra Vista Bank shareholders would have been reduced from $6.08 to $5.97, compared to the merger agreement’s negotiated value per share of $5.20.
Central Valley Community Bancorp has registered an additional 184,851 shares of common stock (15% above the maximum number of shares expected to be issued in the merger) to be available for issuance if the parties proceed with the merger (following a termination resulting from a Lower Determination Date Price) based on Central Valley Community Bancorp including additional shares as merger consideration. Registration of such additional shares is for the convenience of the parties only. Any decision by Central Valley Community Bancorp to continue with the merger based on the issuance of additional merger consideration would be made under circumstances prevailing at the time.
In the event the merger agreement is terminated by Sierra Vista Bank in connection with a superior proposal or if the board of directors of Sierra Vista Bank approves, or if Sierra Vista Bank authorizes, recommends, publicly proposes or publicly announces its intention to authorize, recommend or approve an acquisition proposal from any third party, Sierra Vista Bank will be obligated to pay a termination fee to Central Valley Community Bancorp in the amount of $800,000 plus the out of pocket costs incurred by Central Valley Bancorp in working on the merger (up to a total of $100,000).
The foregoing is a summary of the termination provisions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article VII of the merger agreement.

Expenses
The merger agreement provides that Central Valley Community Bancorp, CVC Bank, and Sierra Vista Bank shall bear their own costs and expenses incurred in connection with the merger agreement and the merger.

Cooperation Agreements
Central Valley Community Bancorp has entered into cooperation agreements with each of Sierra Vista Bank’s directors, executive officers and certain principal shareholders who hold shares of Sierra Vista Bank’s common stock. The cooperation agreements require each of those shareholders to vote in favor of the merger at Sierra Vista Bank’s shareholders’ meeting or consent to the merger with CVC Bank in any applicable action by written consent of the shareholders. The cooperation agreements signed by executives and directors of Sierra Vista Bank contain non-material variations with respect to non-competition and non-solicitation terms; under the cooperation agreement for Taylor International Fund, Ltd., the shareholder has modified rights under a prior securities purchase agreement.
The directors and executive officers of Sierra Vista Bank and certain principal shareholders owning an aggregate of 43.7% of the common stock outstanding as of July 18, 2016 have agreed to vote their shares in favor of the merger.
The cooperation agreements also require each of those shareholders to vote against any merger agreement, share exchange, or merger (other than the proposed merger with CVC Bank), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by Sierra Vista Bank or any amendment of Sierra Vista Bank’s Articles of Incorporation or Bylaws or other proposal or transaction involving Sierra Vista Bank, which would impede or prevent the merger with CVC Bank.
Each cooperation agreement also provides that the shareholder will not take any action that will alter or affect in any way the shareholder’s right to vote his or her shares of Sierra Vista Bank common stock.
The cooperation agreements bind the actions of the directors only in their capacities as Sierra Vista Bank shareholders. The directors are not and could not be contractually bound to abrogate their fiduciary duties as directors of Sierra Vista Bank. Accordingly, while the directors are contractually bound to vote as a Sierra Vista Bank shareholder in favor of the merger, their fiduciary duties as directors nevertheless require them to act in their capacities as directors in the best interests of Sierra Vista Bank when they consider the merger. In addition, the directors will continue to be bound by their fiduciary duties as Sierra Vista Bank’s directors with respect to any further decisions they make in connection with the merger.

INFORMATION REGARDING CENTRAL VALLEY COMMUNITY BANCORP

General
Central Valley Community Bancorp was incorporated on February 7, 2000 as a California corporation, for the purpose of becoming the holding company for CVC Bank, formerly known as Clovis Community Bank, a California state chartered bank, through a corporate reorganization. In the reorganization, CVC Bank became the wholly-owned subsidiary of Central Valley Community Bancorp, and the shareholders of CVC Bank became the shareholders of Central Valley Community Bancorp. Central Valley Community Bancorp is registered as a bank holding company under CVC Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Board of Governors”).
At December 31, 2015, Central Valley Community Bancorp had one banking subsidiary, CVC Bank. Central Valley Community Bancorp’s principal business is to provide, through its banking subsidiary, financial services in its primary market area in California. Central Valley Community Bancorp serves seven contiguous counties in California’s central valley including Fresno County, Madera County, Merced County, Sacramento County, San Joaquin County, Stanislaus County, and Tulare County, and their surrounding areas through CVC Bank. Central Valley Community Bancorp does not currently conduct any operations other than through CVC Bank. At December 31, 2015, Central Valley Community Bancorp and CVC Bank had consolidated total assets of approximately $1,276,736,000.
Effective July 1, 2013, Central Valley Community Bancorp and Visalia Community Bank completed a merger under which Visalia Community Bank, with three full-service offices in Visalia and one in Exeter, merged with and into CVC Bank.
On August 18, 2011, Central Valley Community Bancorp entered into a Securities Purchase Agreement (“SPA”) with the Small Business Lending Fund of the United States Department of the Treasury (the “Treasury”), under which Central Valley Community Bancorp issued 7,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred”) to the Treasury for an aggregate purchase price of $7,000,000. Simultaneously, Central Valley Community Bancorp agreed with Treasury under a Letter Agreement to redeem, for an aggregate price of $7,000,000, the 7,000 shares of Central Valley Community Bancorp’s Series A Fixed Rate Cumulative Preferred Stock (“Series A Stock”) originally issued pursuant to the Treasury’s Capital Purchase Program (“CPP”) in 2009. In connection with the repurchase of the Series A Stock, Central Valley Community Bancorp also repurchased the warrant to purchase 79,037 shares of Central Valley Community Bancorp’s common stock that was originally issued to Treasury in connection with the CPP transaction for total consideration of $185,000.
On December 31, 2013, Central Valley Community Bancorp redeemed all 7,000 outstanding shares of its Series C Preferred from the Treasury, in exercise of its optional redemption rights pursuant to the terms of the Series C Preferred under Central Valley Community Bancorp’s charter and the SPA. Central Valley Community Bancorp paid the Treasury $7,087,500 in connection with the redemption, representing $1,000 per share of the Series C Preferred plus all accrued and unpaid dividends through the date of the redemption. The obligations of Central Valley Community Bancorp under the SPA are terminated as a result of the redemption. No shares of Series A Stock or Series C Preferred remain outstanding.

As of March 31, 2016, Central Valley Community Bancorp had a total of 282 employees and 272 full time equivalent employees, including the employees of CVC Bank.
CVC Bank was organized in 1979 and commenced business as a California state chartered bank in 1980. The deposits of CVC Bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. CVC Bank is not a member of the Federal Reserve System.
CVC Bank operates 20 full-service banking offices in Clovis, Exeter, Fresno, Kerman, Lodi, Madera, Merced, Modesto, Oakhurst, Prather, Sacramento, Stockton, Tracy, and Visalia. The Oakhurst and Madera branches were added through a merger with Bank of Madera County in 2004. The Tracy, Stockton and Lodi offices were added through the merger with Service 1st Bank in November of 2008. The Exeter and Visalia offices were added through the Visalia Community Bank merger in 2013.

Management and Additional Information
Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Central Valley Community Bancorp is set forth in Central Valley Community Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016. Each of these reports is incorporated in this proxy statement-prospectus by reference. See also “Where You Can Find More Information.”

INFORMATION REGARDING SIERRA VISTA BANK
Business of Sierra Vista Bank
General
Sierra Vista Bank commenced operations in 2007. Sierra Vista Bank is a California state-chartered commercial bank and its deposits are insured by the FDIC up to applicable limits. Sierra Vista Bank engages in the general commercial banking business with an emphasis on serving the needs of small businesses, professionals, and the general public primarily in the Sacramento, El Dorado and Placer counties of Northern California. Sierra Vista Bank assesses and attempts to meet the credit needs of all members of the communities served by it in fulfillment of its responsibilities under the Community Reinvestment Act. Sierra Vista Bank strives to provide customers with a high level of personalized service, while at the same time offering a full range of commercial banking services combined with the convenience of banking by appointment (before or after normal business hours on weekdays and on weekends), remote item deposit capture, and automated banking systems, including access to ATM services, and Internet banking and electronic cash management.
Service and Financial Products
Sierra Vista Bank offers a variety of deposit accounts designed to attract commercial businesses, professionals, and residents in its primary service areas. These accounts include personal and business checking accounts, money market accounts, time certificates of deposit, and specialized deposit accounts, including professional accounts, small business “packaged” accounts, and tiered accounts designed to attract larger deposits.
Sierra Vista Bank offers a full complement of lending products designed to meet the specialized needs of its customers, including commercial and industrial lines of credit and term loans, credit lines to individuals, equipment loans, real estate and construction loans and small business loans guaranteed by the U.S. Small Business Administration. Sierra Vista Bank offers consumer loans, home improvement loans and home equity lines of credit. On a selective basis, Sierra Vista Bank offers loans for accounts receivable and inventory financing, and equipment and expansion financing programs.
Sierra Vista Bank offers other services, including banking by appointment, online banking services, direct payroll and social security deposits, letters of credit, access to national automated teller machine networks, courier services, safe deposit boxes, night depository facilities, notary services, cashiers checks, debit cards, lockbox, remote item deposit capture and banking by mail. Sierra Vista Bank offers a computerized Internet banking system that enables its customers to view account information, make transfers between accounts, pay bills, make loan payments, pre-schedule deposit transfers and loan payments, and view both the front and back of cleared items.
Branches
Sierra Vista Bank operates through its headquarters and two branch offices. The following table details total deposits by branch at March 31, 2016:

Branch Location	Deposit Balance (in thousands)	Year Opened
Folsom	$63,146	2007
Cameron Park	37,299	2008
Fair Oaks	34,301	2014
Total	$134,746
Sources of Business
In marketing its services, Sierra Vista Bank emphasizes its identity as a local, community bank, with officers, directors and shareholders who have business and personal ties to the community. Small and medium-size businesses are targeted, as well as accounting, insurance, legal and medical professionals.
Sierra Vista Bank competes with other financial institutions in its service areas through localized promotional activities, personalized service, and personal contact with potential customers by its officers, directors, employees and shareholders. Promotional activities include direct mail, media advertising, community advisory groups and its officers’ participation in community business and civic groups. Sierra Vista Bank’s executive officers and directors are active members of the community who call personally on their business contacts and acquaintances in the Greater Sacramento, El Dorado and Placer County areas to become customers of the bank.
Competition
The banking business in California generally, and the areas of the Greater Sacramento, El Dorado and Placer Counties in particular, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks which have offices operating over wide geographic areas. The bank competes for deposits and loans with these banks as well as with savings and loan associations, credit unions, mortgage companies, money market funds, stock brokerage firms, insurance companies, and other traditional and non-traditional financial institutions.
The major banks and some of the other institutions have the ability to finance extensive advertising campaigns and to shift their resources to regions or activities of greater potential profitability. Many of the competing banks and other institutions offer diversified financial services that the bank may not offer. The major banks also have substantially more capital and higher lending limits than the bank.
The bank competes for customers’ funds with governmental and private entities issuing debt or equity securities or other forms of investments which may offer different or higher yields than those available through bank deposits. Based upon statistics published by the FDIC, management estimates that as of June 30, 2015, there were 226 banking offices, including offices of major banks, regional and independent banks, and savings and loan associations in the in Sacramento County, 43 in El Dorado County and 109 in Placer County.

COMPARISON OF SHAREHOLDERS’ RIGHTS
General
Sierra Vista Bank is incorporated under the laws of the State of California and the rights of Sierra Vista Bank shareholders are governed by the laws of the State of California, Sierra Vista Bank’s articles of incorporation, including applicable certificates of determination, and Sierra Vista Bank’s bylaws. As a result of the merger, Sierra Vista Bank shareholders will receive shares of Central Valley Community Bancorp common stock and will become Central Valley Community Bancorp shareholders. Central Valley Community Bancorp is incorporated under the laws of the State of California and the rights of Central Valley Community Bancorp shareholders are governed by the laws of the State of California, Central Valley Community Bancorp’s articles of incorporation, including applicable certificates of determination, and Central Valley Community Bancorp’s bylaws. Thus, following the merger, the rights of Sierra Vista Bank shareholders who become Central Valley Community Bancorp shareholders in the merger will continue to be governed by the laws of the State of California, but will no longer be governed by Sierra Vista Bank’s articles of incorporation and bylaws and instead will be governed by the Central Valley Community Bancorp articles of incorporation and bylaws.
Comparison of Shareholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Central Valley Community Bancorp shareholders under the Central Valley Community Bancorp articles of incorporation and the Central Valley Community Bancorp bylaws (right column), and the rights of Sierra Vista Bank shareholders under the Sierra Vista Bank articles of incorporation and Sierra Vista Bank bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Central Valley Community Bancorp articles of incorporation, including certificates of determination thereto, and Central Valley Community Bancorp bylaws currently in effect, and the Sierra Vista Bank articles of incorporation, including certificates of determination thereto, and

Sierra Vista Bank bylaws currently in effect, copies of which are available, without charge, by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 62.

Sierra Vista Bank	Central Valley Community Bancorp
Authorized Capital Stock
The authorized capital stock of Sierra Vista Bank consists of 40,000,000 shares of Common Stock, no par value, and 10,000,000 shares of preferred stock. Shares of Sierra Vista Bank preferred stock may be divided into series from time to time by the board of directors of Sierra Vista Bank, and the board of directors may determine or alter the number, rights, preferences, privileges and restrictions granted to and imposed upon any unissued shares of preferred stock.

The authorized capital stock of Central Valley Community Bancorp consists of 80,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock. The board of directors is entitled to designate series of preferred stock and to establish the rights, preferences and privileges of such series. Central Valley Community Bancorp has previously designated and issued 7,000 shares are designated Series A Fixed Rate Cumulative Perpetual Preferred Stock, 1,359 shares of Series B Adjustable Rate Non-Cumulative Perpetual Preferred Stock, and 7,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C. All of those previously issued shares of preferred stock have been redeemed and no shares of preferred stock are currently outstanding.

Number of Directors
Sierra Vista Bank’s amended articles of incorporation state that number of directors comprising the board of directors will be from seven to 13, with exact number to be determined from time to time by the board of directors. There are currently 11 members of the Sierra Vista Bank board of directors.

Central Valley Community Bancorp’s bylaws state that the number of directors comprising the board of directors will be from seven to 13, with the exact number to be determined from time to time by resolution of the Central Valley Community Bancorp board of directors. There are currently nine members of the Central Valley Community Bancorp board of directors. In connection with the merger, Central Valley Community Bancorp will enlarge the board of directors to ten directors, and elect Gary D. Gall to fill the vacancy thus created.

Election of Directors -- Cumulative Voting
Sierra Vista Bank’s shareholders are permitted to cumulate their votes in the election of directors. No shareholder is entitled to cumulate votes for a candidate unless such candidate was nominated prior to voting, and unless that shareholder has provided prior notice to the company of the shareholder’s intention to cumulate votes.
Central Valley Community Bancorp’s bylaws eliminate cumulative voting rights.
Classification of Board of Directors
Sierra Vista Bank’s charter documents do not provide for a classified board of directors; each director serves until his or her respective successor is elected.	Central Valley Community Bancorp’s charter documents do not provide for a classified board of directors; each director serves until his or her respective successor is elected.
Removal of Directors
Under Sierra Vista Bank’s bylaws, any director may be removed, with or without cause, by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

Under Central Valley Community Bancorp’s bylaws, any director may be removed, with or without cause, at any meeting of shareholders called expressly for such purpose by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then voted at an election of the entire board of directors.

Nomination of Director Candidates by Shareholders
Sierra Vista Bank’s bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if written notice is delivered to the president of the corporation not less than 21 nor more than 60 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.

No person may serve as a director who is a director, officer, employee, agent, nominee, material consulting accountant, attorney or policy decision maker for any other financial institution (or who is acting on behalf of any other financial institution in such capacity), unless the board of directors has determined that neither Sierra Vista Bank’s business plans nor strategic focus would be compromised.

Central Valley Community Bancorp’s bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if notice is delivered to the president of the corporation not less than 21 nor more than 60 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.

Shareholder Action Without a Meeting
Sierra Vista Bank’s bylaws do not provide shareholders with the right to take any action other than at an annual or special shareholders’ meeting.
Under Central Valley Community Bancorp’s bylaws, any action required or permitted to be taken at any annual or special shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.

Special Meetings of Shareholders
A special meeting of Sierra Vista Bank shareholders may be called by the board of directors, the chairman of the board of directors, the president, or Sierra Vista Bank shareholders who together hold not less than ten percent of the outstanding shares of Sierra Vista Bank stock that would be entitled to vote at such a meeting.

Central Valley Community Bancorp may call a special shareholders meeting upon the request of a majority of the board of directors, the chairman of the board of directors, the president, or of the Central Valley Community Bancorp shareholders who together hold not less than ten percent of the outstanding shares of Central Valley Community Bancorp stock that would be entitled to vote at such a meeting.

Indemnification of Directors and Officers
Sierra Vista Bank’s amended articles of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that Sierra Vista Bank is authorized to provide indemnification to agents in excess of that authorized by California Corporations Code Section 317, through by-law provisions, agreements with such agents, by vote of shareholders or vote by disinterested directors, provided that the recipient of such indemnification in connection with an unresolved proceeding undertakes to reimburse Sierra Vista Bank if, as the outcome of such proceeding, it is determined that the individual was ineligible to receive indemnification. Sierra Vista Bank maintains directors’ and officers’ liability insurance.

The amended articles of incorporation of Central Valley Community Bancorp authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, and authorize the purchase of liability insurance. In addition, Central Valley Community Bancorp’s amended articles of incorporation eliminate directors’ liability for monetary damages to the fullest extent permissible under California law. Central Valley Community Bancorp has directors’ and officers’ liability insurance, and Central Valley Community Bancorp has also entered into indemnification agreements with its directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Central Valley Community Bancorp, Central Valley Community Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Amendments to Articles of Incorporation and Bylaws
Sierra Vista Bank’s bylaws may be amended by the board of directors or by the shareholders, except that only shareholders may amend or repeal any bylaw that specifies or changes the number of directors.

Central Valley Community Bancorp’s articles of incorporation may be amended in any manner allowed under California law.

Central Valley Community Bancorp’s bylaws may be amended by the board of directors, but the shareholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them and only the shareholders may adopt, amend or repeal any bylaw which specifies or changes the fixed number of directors or the minimum or maximum number of directors on a variable-number board of directors.

Tax Treatment
Sierra Vista Bank is a Subchapter C corporation, which means that Sierra Vista Bank is taxed as a separate entity from its shareholders, and its earnings are not taxed on an individual shareholder basis.

Central Valley Community Bancorp is a Subchapter C corporation, which means that Central Valley Community Bancorp is taxed as a separate entity from its shareholders, and its earnings are not taxed on an individual shareholder basis.

Dividends
Sierra Vista Bank’s amended articles of incorporation do not provide for any cumulative or other dividend on shares of common stock, but do not restrict the right of the board of directors, in establishing the rights, preferences and privileges of a series of preferred shares, to establish a divided rate and whether dividends on such shares will be cumulative.

Under the California Financial Code, Sierra Vista Bank is permitted to pay a dividend in the following circumstances: (i) without the consent of either the Department of Business Oversight or Sierra Vista Bank shareholders, in an amount not exceeding the lesser of (a) the retained earnings of Sierra Vista Bank or (b) the net income of Sierra Vista Bank for its last three fiscal years; (ii) with the prior approval of the Department of Business Oversight, in an amount not exceeding the greatest of (a) the retained earnings of Sierra Vista Bank, (b) the net income of Sierra Vista Bank for its last fiscal year or (c) the net income for Sierra Vista Bank for its current fiscal year; and (iii) with the prior approval of the Department of Business Oversight and Sierra Vista Bank shareholders in connection with a reduction of its contributed capital.

Under federal law, Sierra Vista Bank is prohibited from paying any dividends if after making such payment it would fail to meet any of its minimum regulatory capital requirements. Furthermore, federal and state bank regulators also have the authority to prohibit the payment of dividends by a bank when it determines such payments to be an unsafe or unsound banking practice.

Central Valley Community Bancorp’s amended articles of incorporation and applicable certificates of determination do not provide for any cumulative or other dividend on shares of common stock, but do state that the board of directors may, in regards to undesignated preferred shares, determine the divided rate and whether dividends on the shares will be cumulative.

Under California law, Central Valley Community Bank is prohibited from paying dividends in excess of the lesser of (1) its retained earnings or (2) its net income for its last three fiscal years, less any distributions made during that period.

Liquidation Preferences
Sierra Vista Bank’s amended articles of incorporation and applicable certificates of determination do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including liquidation preferences, for such preferred shares.

Central Valley Community Bancorp’s amended articles of incorporation and applicable certificates of determination do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including liquidation preferences, for such preferred shares. Previously issued series of preferred stock included liquidation preferences, but all such shares have been redeemed and no shares of preferred stock are outstanding.

Redemption
Sierra Vista Bank’s amended articles of incorporation and applicable certificates of determination do not provide for any redemption on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including redemption preferences, for such preferred shares.

Central Valley Community Bancorp’s amended articles of incorporation and applicable certificates of determination do not provide for any redemption on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, including redemption preferences, for such preferred shares.

VALIDITY OF CENTRAL VALLEY COMMUNITY BANCORP’S COMMON STOCK
The validity of the shares of Central Valley Community Bancorp common stock to be issued in the merger has been reviewed by the firm of Downey Brand LLP. Such review should not be construed as constituting an opinion as to the merits of the offering made hereby, the accuracy or adequacy of the disclosures contained herein, or the suitability of Central Valley Community Bancorp common stock for any of Sierra Vista Bank’s shareholders.

EXPERTS
The audited consolidated financial statements of Central Valley Community Bancorp as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, have been incorporated by reference in this proxy statement-prospectus from Central Valley Community Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2015, in reliance on the report from Crowe Horwath, LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Central Valley Community Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, Central Valley Community Bancorp files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these documents and other information at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also retrieve these materials at the SEC’s Internet website at http://www.sec.gov. In addition, Central Valley Community Bancorp has a website containing additional information about Central Valley Community Bancorp at http://www.cvcb.com. The information on Central Valley Community Bancorp’s website is not a part of this proxy statement-prospectus.
Central Valley Community Bancorp has filed a registration statement on Form S-4, including exhibits, with the SEC pursuant to the Securities Act covering the shares of Central Valley Community Bancorp common stock issuable in the merger. This proxy statement-prospectus does not contain all the information contained in the registration statement. Any additional information may be obtained from the SEC’s principal office in Washington, D.C. or through the SEC’s Internet website. Statements contained in this proxy statement-prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
The SEC allows Central Valley Community Bancorp to “incorporate by reference” into this document, which means that Central Valley Community Bancorp can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Central Valley

Community Bancorp incorporates by reference the respective documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.
Central Valley Community Bancorp
SEC Filings under CIK#: 0001127371

Title of SEC Report	Filing Dates
Annual Report on Form 10-K for Year ended December 31, 2015	March 15, 2016
Quarterly Report on Form 10-Q for Quarter ended March 31, 2016	May 6, 2016
Current Reports on Form 8-K	January 22, 2016; January 26, 2016; January 27, 2016; February 5, 2016; March 9, 2016; April 20; April 21, 2016; April 29, 2016; May 12, 2016; May 20, 2016, July 20, 2016; and July 25, 2016
Proxy Statement on Schedule 14A	April 13, 2016
You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Central Valley Community Bancorp at the following address and telephone number:
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93720
(559) 298-1775
Attention: Cathy Ponte
You should rely only on the information contained or incorporated by reference in this document. Central Valley Community Bancorp has not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, Central Valley Community Bancorp is not making an offer to sell or soliciting an offer to buy any securities other than the Central Valley Community Bancorp common stock to be issued by Central Valley Community Bancorp in the merger, and neither Central Valley Community Bancorp nor Sierra Vista Bank is making an offer of such securities in any state where the offer is not permitted. Information contained herein respect Sierra Vista Bank was provided by Sierra Vista Bank for inclusion in this document. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER
DATED AS OF APRIL 28, 2016
AMONG
CENTRAL VALLEY COMMUNITY BANCORP,
CENTRAL VALLEY COMMUNITY BANK,
AND
SIERRA VISTA BANK

RECITALS		A-4
ARTICLE I CERTAIN DEFINITIONS		A-4
1.1.	Certain Definitions	A-4
ARTICLE II THE MERGER AND RELATED MATTERS		A-9
2.1.	The Merger; Surviving Entity	A-9
2.2.	Filing of Agreement of Merger	A-9
2.3.	Conversion of Common Stock	A-10
2.4.	Election and Proration Procedures	A-10
2.5.	Exchange Procedures; Dissenting Shares	A-12
ARTICLE III ACTIONS PENDING THE MERGER		A-13
3.1.	Forbearances of SVBank	A-13
3.2.	Forbearances of CVCY and Central Valley Community Bank	A-16
ARTICLE IV REPRESENTATIONS AND WARRANTIES		A-16
4.1.	Disclosure Schedules	A-16
4.2.	Representations and Warranties of SVBank	A-16
4.3.	Representations and Warranties of CVCY and Central Valley Community Bank	A-27
ARTICLE V COVENANTS		A-30
5.1.	Reasonable Efforts	A-30
5.2.	Regulatory Filings	A-30
5.3.	Registration Statement	A-30
5.4.	Nasdaq Global Select Market	A-31
5.5.	Press Releases	A-31
5.6.	Access; Information	A-31
5.7.	Acquisition Proposals	A-32
5.8.	Approval by Shareholders	A-34
5.9.	Certain Policies and Actions	A-34
5.10.	Notification of Certain Matters	A-34
5.11.	Estoppel Letters and Consents	A-34
5.12.	Antitakeover Statutes	A-35
5.13.	Notice to SVBank Customers	A-35
5.14.	SVBank Financial Statements	A-35
5.15.	CVCY Financial Statements	A-35
5.16.	Indemnification; Directors and Officers Insurance	A-36
5.17.	Termination of 401(k) Plan	A-36
5.18.	Director Nominee	A-36
5.19	Rule 16b-3	A-37
ARTICLE VI CONDITIONS TO CONSUMMATION OF THE TRANSACTION		A-37
6.1.	Conditions to Each Party's Obligation to Effect the Transactions Contemplated Hereby	A-37
6.2.	Conditions to Obligations of SVBank	A-37
6.3.	Conditions to Obligation of CVCY and Central Valley Community Bank	A-38
ARTICLE VII TERMINATION		A-39
7.1.	Termination	A-39
7.2.	Liabilities and Remedies; Liquidated Damages; Expense Reimbursement	A-42
ARTICLE VIII MISCELLANEOUS		A-43
8.1.	Survival of Representations, Warranties and Agreements	A-43
8.2.	Waiver; Amendment	A-43
8.3.	Counterparts	A-43
8.4.	Governing Law	A-43

8.5.	Waiver of Jury Trial	A-43
8.6.	Expenses	A-43
8.7.	Notices	A-43
8.8.	Entire Understanding; No Third-Party Beneficiaries	A-44
8.9.	Severability	A-44
8.10.	Enforcement of the Agreement	A-44
8.11.	Waiver of Conditions	A-44
8.12.	Interpretation	A-44
8.13.	Assignment	A-44
8.14.	Alternative Structure	A-44
ANNEXES:

ANNEX A	Form of Cooperation Agreement

ANNEX B	Form of Merger Agreement

ANNEX C	Form of SVBank Tax Certification

ANNEX D	Form of CVCY Tax Certification

ANNEX E	Form of Benefits Summary Acknowledgment

EXHIBITS:

EXHIBIT 1.1	Significant Shareholders

EXHIBIT 6.3(d)	Benefit Summary Acknowledgment Providers

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER
This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of April 28, 2016, is hereby entered into by and among Central Valley Community Bancorp, a California corporation (“CVCY”), Central Valley Community Bank, a California-state chartered bank and wholly-owned subsidiary of CVCY (“Central Valley Community Bank”), and Sierra Vista Bank, a California-state chartered bank (“SVBank”).
RECITALS
WHEREAS, the Board of Directors of SVBank (the “SVBank Board”) has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the strategic business combination transaction provided for in this Agreement, in which SVBank will, on the terms and subject to the conditions set forth herein, merge with and into Central Valley Community Bank (the “Merger”), with Central Valley Community Bank being the surviving entity in the Merger, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, SVBank and its shareholders, and (iii) resolved to recommend that SVBank’s shareholders approve and adopt this Agreement.
WHEREAS, each of the Boards of Directors of CVCY and Central Valley Community Bank has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, CVCY and Central Valley Community Bank, respectively, and the shareholders of CVCY and Central Valley Community Bank, respectively.
WHEREAS, the parties intend that the Merger be treated for federal income tax purposes as a reorganization described in Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).
WHEREAS, as a material inducement to CVCY and Central Valley Community Bank to enter into this Agreement, and simultaneously with the execution of this Agreement or promptly thereafter, the Significant Shareholders (as defined below), the Key Employees (as defined below), and each of the directors of SVBank are entering into and delivering to CVCY an agreement in the form of Annex A hereto, with such changes as agreed between CVCY and the parties thereto on or before the date hereof (the “Cooperation Agreements”), pursuant to which they shall agree, among other things, to vote their shares of capital stock of SVBank in favor of the approval and adoption of this Agreement.
WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties hereto agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1.    Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:
“401(k) Plan” has the meaning set forth in Section 5.17.
“Acquisition Proposal” has the meaning set forth in Section 5.7.
“Affiliate” means, with respect to a Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any Person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such Person, (ii) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such Person or (iii) the power to exercise a controlling influence over the management or policies of such Person; provided, however, neither SVBank nor any of its Affiliates shall be deemed an Affiliate of CVCY, Central Valley Community Bank or any of their respective Subsidiaries for purposes of this Agreement prior to the Effective Time and neither CVCY, Central Valley Community Bank nor any of their respective Affiliates shall be deemed an Affiliate of SVBank or any of its Subsidiaries for purposes of this Agreement prior to the Effective Time.
“Aggregate Cash Consideration” means the dollar amount equal to forty-two percent (42%) of the Aggregate Merger Consideration.
“Aggregate Merger Consideration” means $22,127,851 plus the product of $5.20 multiplied by the number of shares of SVBank Common Stock issued after the date of this Agreement pursuant to the exercise of Stock Options and Warrants less the amount, if any, of the Closing Shareholders’ Equity Shortfall.

“Aggregate Stock Consideration” means a number of shares of CVCY Common Stock (rounded up to the nearest whole number) equal to the quotient obtained by dividing (x) fifty-eight percent (58%) of the Aggregate Merger Consideration by (y) the Assigned CVCY Common Share Price.
“Agreement” means this Agreement and Plan of Reorganization and Merger, as amended or modified from time to time in accordance with Section 8.2.
“Assigned CVCY Common Share Price” means $12.00.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Benefit Plan” or “Benefit Plans” has the meaning set forth in Section 4.2(n)(i).
“Burdensome Condition” has the meaning set forth in Section 6.1(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States government or any day on which banking institutions in the State of California are authorized or obligated to close.
“Cash Designated Shares” has the meaning set forth in Section 2.4(e)(ii)(C).
“Cash Election Shares” has the meaning set forth in Section 2.4(b).
“Cash Percentage” means 42% (forty-two percent).
“Central Valley Community Bank” has the meaning set forth in the preamble to this Agreement.
“Certificates” has the meaning set forth in Section 2.5(b).
“CGCL” means the California General Corporation Law.
“Closing” has the meaning set forth in Section 6.1.
“Closing Allowance” means the SVBank allowance for loan losses as of the final day of the month immediately preceding the month in which the Closing Date occurs determined in accordance with GAAP.
“Closing Date” means the date on which the Effective Time occurs.
“Closing Shareholders’ Equity” means SVBank shareholders’ equity as of the final day of the month immediately preceding the month in which the Closing Date occurs determined in accordance with GAAP, but excluding (a) unrealized gains or losses in SVBank’s securities portfolio due to mark-to-market adjustments and any other accumulated other comprehensive income or loss accrued after the date of this Agreement, (b) Transaction Expenses, in an amount not to exceed $2,350,000, (c) the Rights Redemption Amount, (d) any increases in shareholder’s equity arising from, relating to or in connection with the exercise of any Stock Options or Warrants after the date of this Agreement, and (e) any adjustments or changes made at the request of CVCY pursuant to Section 5.9 and the effects of any such adjustments or changes.
“Closing Shareholders’ Equity Shortfall” means an amount equal to (i) if the Closing Shareholders’ Equity is $18,050,000 or more, then $0.00, or (ii) if the Closing Shareholders’ Equity is less than $18,050,000, then $18,050,000 minus the Closing Shareholders’ Equity.
“Code” means the Internal Revenue Code of 1986, as amended.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Confidentiality Agreement” has the meaning set forth in Section 5.6(e).
“Consents” has the meaning set forth in Section 5.11.
“Cooperation Agreement” has the meaning set forth in the recitals.
“CVCB Board” has the meaning set forth in Section 5.18.
“CVCY” has the meaning set forth in the preamble to this Agreement.
“CVCY Board” has the meaning set forth in Section 5.18.
“CVCY Common Stock” means shares of CVCY common stock, no par value.
“DBO” means the Department of Business Oversight of the State of California.
“Derivatives Contracts” has the meaning set forth in Section 4.2(r).
“Determination Date” has the meaning set forth in Section 7.1(g)(v)(B).
“Disclosure Schedule” has the meaning set forth in Section 4.1.

“Dissenting Shares” has the meaning set forth in Section 2.5(g).
“DOL” has the meaning set forth in Section 4.2(n)(i).
“Effective Time” has the meaning set forth in Section 2.2.
“Election Deadline” has the meaning set forth in Section 2.4(b).
“Election Statement” has the meaning set forth in Section 2.4(a).
“Employees” has the meaning set forth in Section 4.2(n)(i).
“Environmental Laws” has the meaning set forth in Section 4.2(p).
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“Equity Incentive Plan” has the meaning set forth in Section 2.5(h).
“Equity Investment” means (i) an Equity Security, and (ii) an ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity, any interest in real estate, and any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.
“Equity Security” means any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security; and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 4.2(n)(i).
“Exchange Agent” has the meaning set forth in Section 2.5(a).
“Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Consideration Value by (b) the Assigned CVCY Common Share Price, and rounding the quotient to the nearest ten-thousandth.
“Exchangeable Shares” means the shares of SVBank Common Stock issued and outstanding immediately prior to the Effective Time (including, without limitation, Dissenting Shares).
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.
“FHLB” means the Federal Home Loan Bank of San Francisco.
“GAAP” means generally accepted accounting principles and practices as in effect from time to time in the United States.
“Governmental Authority” means any federal, territorial, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.
“Hazardous Substance” has the meaning set forth in Section 4.2(p).
“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act, as amended.
“Indemnified Parties” has the meaning set forth in Section 5.16(a).
“Insurance Policies” has the meaning set forth in Section 4.2(x).
“IRS” has the meaning set forth in Section 4.2(n)(i).
“Key Employees” means the following employees of SVBank: (i) the President and Chief Executive Officer of SVBank, Gary D. Gall; (ii) the Executive Vice President and Chief Financial Officer of SVBank, Lesa A. Fynes; and (iii) the Executive Vice President and Chief Credit Officer, Ken Sheffer.
“Letter of Transmittal” has the meaning set forth in Section 2.5(b).
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.
“Loans” has the meaning set forth in Section 3.1(s).
“Material Adverse Effect” means with respect to any party, any effect that (i) is material and adverse to the financial condition, results of operations, prospects or business of such party or (ii) would materially impede the ability of such party to perform its obligations under this Agreement or otherwise materially impede the consummation of the transactions contemplated hereby; provided, however, that with respect to such party, no effect (taken by itself or when aggregated with any and all other effects) directly or indirectly resulting from, arising out of, or attributable to or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect”: (1) changes in GAAP or regulatory accounting principles generally applicable to banks or their bank holding companies in the United States except to the extent such changes disproportionally affect such party; (2) changes in applicable laws, rules and regulations or interpretations thereof by any Governmental Authority except to the extent such changes disproportionally affect such party; (3) actions or omissions of such party expressly required by the terms of this Agreement or taken with the prior written consent of CVCY in the case of SVBank or SVBank in the case of CVCY or Central Valley Community Bank; (4) general changes in national or California’s economic, monetary or financial conditions, including changes in prevailing interest rates, inflation, credit markets, capital market conditions or real estate price appreciation/depreciation trends, or in the industries in which such party operates except, in all cases, to the extent such changes disproportionally affect such party; (5) changes in global or national political conditions, including the outbreak or escalation of acts of terrorism; (6) the public disclosure of this Agreement or the transactions contemplated hereby.
“Material Contract” or “Material Contracts” has the meaning set forth in Section 4.2(l)(i).
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Consideration” has the meaning set forth in Section 2.3(a).
“Mixed Cash Shares” has the meaning set forth in Section 2.4(b).
“Mixed Election Shares” has the meaning set forth in Section 2.4(b).
“Mixed Stock Shares” has the meaning set forth in Section 2.4(b).
“Nasdaq” has the meaning set forth in Section 5.4.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“No Election Shares” has the meaning set forth in Section 2.4(b).
“OREO” means other real estate owned.
“PCBB” means the Pacific Coast Bankers’ Bank.
“Pension Plan” has the meaning set forth in Section 4.2(n)(ii).
“Per Share Cash Consideration” has the meaning set forth in Section 2.3(a).
“Per Share Consideration Value” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (a) the Aggregate Merger Consideration by (b) the SVBank Diluted Shares.
“Per Share Stock Consideration” has the meaning set forth in Section 2.3(a).
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.
“Previously Disclosed” by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used.
“Professional Expenses” means the fees and expenses of SVBank’s legal counsel, financial advisors and independent accounting firm incurred in connection with or in contemplation of this Agreement and the transactions contemplated herein.
“Proxy Statement” has the meaning set forth in Section 5.8.
“Record Date” has the meaning set forth in Section 2.4(a).
“Registration Statement” has the meaning set forth in Section 5.3.
“Representatives” has the meaning set forth in Section 5.7(a).
“Requisite Shareholder Approval” has the meaning set forth in Section 6.1(c).
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments of any character that obligate the Person to sell, purchase, issue, or dispose of any of its capital stock or other ownership interests or other securities representing the right to purchase or otherwise receive any of its capital stock or other ownership interests.
“Rights Redemption Amount” means an amount equal to the sum of the Stock Options Redemption Amount and the Warrants Redemption Amount.
“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 4.3(f).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Significant Shareholders” means those shareholders of SVBank listed in Exhibit 1.1.
“Stock Designated Shares” has the meaning set forth in Section 2.4(e)(i)(C).
“Stock Election Shares” has the meaning set forth in Section 2.4(b).
“Stock Option” has the meaning set forth in Section 2.5(h).
“Stock Options Redemption Amount” has the meaning set forth in Section 2.5(h).
“Stock Percentage” means 58% (fifty-eight percent).
“Subsidiary” has the meaning ascribed to such term in Rule l-02 of Regulation S-X of the SEC.
“Superior Proposal” has the meaning set forth in Section 5.7(d).
“SVBank” has the meaning set forth in the preamble to this Agreement.
“SVBank Articles” means the Articles of Incorporation of SVBank, as amended and restated.
“SVBank Board” has the meaning set forth in the recitals to this Agreement.
“SVBank Bylaws” means the Bylaws of SVBank, as amended and restated.
“SVBank Common Stock” means the common stock of SVBank.
“SVBank Diluted Shares” means the aggregate number of shares of SVBank Common Stock issued and outstanding immediately prior to the Effective Time.
“SVBank Financial Statements” shall mean (i) the audited balance sheets (including related notes and schedules, if any) of SVBank as of December 31, 2015, 2014 and 2013, and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of SVBank for the years then ended; (ii) the unaudited statements of financial condition (including related notes and schedules, if any) of SVBank as of March 31, 2016, and the unaudited income statements (including related notes and schedules, if any) of SVBank for the three months ended March 31, 2016; and (iii) the unaudited statements of financial condition of SVBank (including related notes and schedules, if any) and the unaudited income statements (including related notes and schedules, if any) of SVBank with respect to the quarterly periods ending subsequent to March 31, 2016.
“SVBank Loan Property” has the meaning set forth in Section 4.2(p).
“Tax” and “Taxes” mean (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), custom duties, capital stock, franchise, profits, net worth, margin, capital production, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether or not disputed, by any Governmental Authority responsible for imposition of any such tax (domestic or foreign), (ii) in the case of SVBank, liability for the payment of any amount of the type described in clause (i) as a result of being or having been on or before the Closing Date a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of SVBank to a Governmental Authority is determined or taken into account with reference to the liability of any other Person, and (iii) liability of SVBank for the payment of any amount as a result of being party to any tax sharing agreement or with respect to the payment of any amount of the type described in (i) or (ii) as a result of any existing express or implied obligation (including an indemnification obligation).
“Tax Returns” means any return (including any amended return), declaration or other report (including elections, declarations, claims for refund, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).
“Transaction Expenses” means amounts paid or to be paid, or accrued or to be accrued by SVBank in connection with this Agreement and the transactions contemplated herein, including but not limited to Professional Expenses, severance, retention and retirement costs and expenses under any severance, employment, retirement, benefit and change in control agreements, data processing termination costs, other termination costs and fees under SVBank’s contracts and agreements.
“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.
“Warrant” has the meaning set forth in Section 2.5(i).
“Warrants Redemption Amount” has the meaning set forth in Section 2.5(i).

ARTICLE II
THE MERGER AND RELATED MATTERS
2.1.    The Merger; Surviving Entity.
(a)    The Merger. Subject to the terms and conditions of this Agreement, and pursuant to the provisions of the CGCL and, to the extent applicable, the California Financial Code and the rules and regulations promulgated by the DBO, at the Effective Time, SVBank shall be merged with and into Central Valley Community Bank, with Central Valley Community Bank continuing as the surviving corporation.
(b)    Surviving Entity. Upon the consummation of the Merger, the separate corporate existence of SVBank shall cease and Central Valley Community Bank shall continue as the surviving entity under the laws of the State of California. The name of Central Valley Community Bank as the surviving entity of the Merger shall remain “Central Valley Community Bank.” From and after the Effective Time, Central Valley Community Bank, as the surviving entity of the Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of SVBank.
(c)    Articles of Incorporation and Bylaws of the Surviving Entity. The Articles of Incorporation and Bylaws of Central Valley Community Bank, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of Central Valley Community Bank, as the surviving corporation of the Merger, until either is thereafter amended in accordance with applicable law.
(d)    Directors and Officers of the Surviving Entity. The directors and officers of Central Valley Community Bank immediately prior to the Effective Time shall be the directors and officers of Central Valley Community Bank, as the surviving corporation of the Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.
2.2.    Filing of Agreement of Merger. As soon as practicable, but in no event later than the tenth calendar day after which each of the conditions set forth in Article VI hereof has been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing) or such other time as the parties may agree, SVBank and Central Valley Community Bank will file, or cause to be filed, with the DBO and the California Secretary of State an agreement of merger in substantially the form of Annex B to this Agreement effecting the Merger. The Merger shall become effective at the time that such agreement of merger has been filed with the DBO as provided in Section 4887(c) of the California Financial Code (the “Effective Time”).
2.3.    Conversion of Common Stock.
(a)    SVBank Common Stock. At the Effective Time, each issued and outstanding share of SVBank Common Stock (other than Dissenting Shares) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.4(b), either: (i) a number of shares of Purchaser Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), or (ii) cash in an amount equal to the Per Share Consideration Value (the “Per Share Cash Consideration”) or (iii) a unit consisting of CVCY Common Stock and cash in the amount set forth in Section 2.4(b) (such unit, together with the Per Share Stock Consideration, the Per Share Cash Consideration and any cash in lieu of fractional shares as specified in Section 2.3(b), the “Merger Consideration”).
(b)     No Fractional Shares. No fraction of a share of CVCY Common Stock will be issued, but in lieu thereof, each SVBank shareholder who would otherwise be entitled to a fraction of a share of CVCY Common Stock (based on the aggregate number of shares of SVBank Common Stock held by such shareholder) shall be entitled to receive from CVCY an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of CVCY Common Stock reported on Nasdaq on the last Trading Day (as defined in Section 7.1(g)(v)(A)) preceding the Closing Date.
(c)     Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of CVCY Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.
(d)    No Effect on Stock of Other Parties. The Merger shall have no effect on the capital stock of CVCY or Central Valley Community Bank.
2.4.    Election and Proration Procedures.
(a)    CVCY shall cause an election statement permitting each holder of an Exchangeable Share the ability to elect consideration pursuant to Section 2.3(a) and subject to 2.4(e) (the “Election Statement”) to be mailed with the Proxy Statement on the date of mailing of the Proxy Statement to each holder of record of SVBank Common Stock as of the record date for the SVBank Shareholder Meeting (the “Record Date”).
(b)    Each Election Statement shall permit the holder to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder’s Exchangeable Shares (“Stock Election Shares”); (ii) the Per Share Cash Consideration in respect of all of such holder’s Exchangeable Shares (“Cash Election Shares”); or (iii) the Per Share Stock Consideration in respect of that portion of such holder’s Exchangeable Shares equal to the Stock Percentage, rounded to the nearest whole share (the “Mixed Stock Shares”) (with, for the avoidance of doubt, cash in lieu of any fractional shares in accordance with Section 2.3(b)), and the Per Share Cash Consideration in respect of that portion of such holder’s Exchangeable Shares equal to the Cash Percentage, rounded to the nearest whole share (the “Mixed Cash Shares,” and together with the Mixed Stock Shares, the “Mixed Election Shares”). If a holder makes no election with respect to such holder’s Exchangeable Shares, or if there are any Exchangeable Shares with respect to which the Exchange Agent has not otherwise received an effective, properly completed Election Statement on or before 5:00 p.m., Pacific Time, on the date prior to the Determination Date (or such other time and date as CVCY and SVBank may mutually agree) (the “Election Deadline”), such shares shall be deemed to be “No Election Shares.”
(c)    CVCY shall make available one or more Election Statements as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of SVBank Common Stock between the Record Date and the close of business on the business day prior to the Election Deadline, and SVBank shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
(d)    Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Statement by the Election Deadline, and such election is not revoked or changed prior to the Election Deadline. Any Election Statement may be revoked or changed by the person submitting such Election Statement at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Statement, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Statements, and any good faith decisions of CVCY regarding such matters shall be binding and conclusive. Neither CVCY nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Statement. To the extent the holder of Dissenting Shares submits an Election Statement, such holder’s election shall have no effect, the Exchange Agent will disregard such Election Statement, and the Dissenting Shares shall be converted in accordance with Section 1.4(f).
(e)    Within ten (10) business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, CVCY shall cause the Exchange Agent to effect the allocation among the holders of Exchangeable Shares of rights to receive CVCY Common Stock or cash in the Merger in accordance with the Election Statements as follows:
(i)    Cash Election Shares and Mixed Cash Shares More Than Aggregate Cash Consideration. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is greater than the Aggregate Cash Consideration, then:
(A)    all Proposed Dissenting Shares shall be deemed, for the purposes of this Section 2.4(e)(i), to be converted into the right to receive the Per Share Cash Consideration;
(B)    all Mixed Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;
(C)    the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Aggregate Cash Consideration, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and
(D)    the Cash Election Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.
(ii)    Cash Election Shares and Mixed Cash Shares Less Than Aggregate Cash Consideration. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is less than the Aggregate Cash Consideration, then:
(A)    all Proposed Dissenting Shares shall be deemed, for the purposes of this Section 2.4(e)(ii), to be converted into the right to receive the Per Share Cash Consideration
(B)    all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;
(C)    the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Aggregate Cash Consideration, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and
(D)    the Stock Election Shares and the No Election Shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii)    Cash Election Shares and Mixed Cash Shares Equal to Aggregate Cash Consideration. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Aggregate Cash Consideration, then subparagraphs (i) and (ii) above shall not apply, and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and all Proposed Dissenting Shares shall be converted in accordance with Section 2.4(f).
(f)    The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes consistent with the foregoing and as shall be determined in good faith by CVCY and reasonably satisfactory to SVBank.
2.5.    Exchange Procedures; Dissenting Shares.
(a)    Exchange Agent. At least 10 Business Days prior to the Effective Time, CVCY shall designate Computershare Shareholder Services, Inc. or another Person reasonably acceptable to SVBank to act as Exchange Agent (the “Exchange Agent”) in the Merger.
(b)    Exchange Procedures. Subject to SVBank’s timely delivery of all information necessary therefor, within a reasonable period of time (but not more than 10 Business Days) after the Closing, CVCY shall cause to be mailed to each holder of record of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of SVBank Common Stock (each a “Shareholder” and collectively, the “Shareholders”), (A) a letter of transmittal form (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in exchange therefor. Following the Effective Time and delivery to the Exchange Agent of a duly completed and validly executed Letter of Transmittal, together with surrender of a Certificate (or Certificates) for cancellation, each Shareholder shall be entitled to receive in exchange therefor the Merger Consideration to which such Shareholder is entitled pursuant to Section 2.3(a) at the times set forth in this Article II and the Certificate(s) so surrendered shall be canceled. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Central Valley Community Bank may reasonably require.
(c)    CVCY to Provide Aggregate Merger Consideration to Exchange Agent. On or before the date of the Closing, CVCY shall deposit with the Exchange Agent, for payment in accordance with this Section 2.4, (1) a number of shares of CVCY Common Stock equal to the Aggregate Stock Consideration payable to the holders of Certificates and (2) an amount in cash equal to the Aggregate Cash Consideration plus an additional amount of cash sufficient to deliver to the Shareholders any cash in lieu of fractional shares payable pursuant to Section 2.3 as determined by CVCY. Any shares of CVCY Common Stock and any deposited cash remaining with the Exchange Agent on the 12-month anniversary of the Closing Date shall be remitted to CVCY and thereafter any Shareholder shall direct any claims for payment hereunder to CVCY.
(d)    No Further Rights. At the Effective Time, holders of Certificates shall cease to have rights with respect to SVBank Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Dissenting Shares) shall be the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of SVBank Common Stock represented by such Certificates have been converted pursuant to this Section 2.5 and Section 2.3, as well as any dividends to which holders of SVBank Common Stock become entitled in accordance with Section 2.3(c). After the Effective Time, there shall be no further transfer of Certificates on the records of SVBank, and if such Certificates are presented to CVCY or Central Valley Community Bank for transfer, they shall be canceled against delivery of the Merger Consideration in respect of the shares represented thereby. Neither CVCY nor Central Valley Community Bank shall be obligated to deliver any merger consideration pursuant to this Article II to any former holder of SVBank Common Stock until such holder surrenders the Certificates as provided herein. Neither Central Valley Community Bank nor any party to this Agreement nor any Affiliate thereof shall be liable to any holder of SVBank Common Stock represented by any Certificate for any merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Central Valley Community Bank shall be entitled to rely upon the stock transfer books of SVBank to establish the identity of those persons entitled to receive merger consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Central Valley Community Bank shall be entitled to deposit the Merger Consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
(e)     No dividends or other distributions with respect to CVCY Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CVCY Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 2.5. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Section 2.5, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of CVCY Common Stock represented by such Certificate and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of CVCY Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the CVCY Common Stock issuable with respect to such Certificate.

(f)    Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration in respect of the shares represented by those Certificates required pursuant to Section 2.4 at the times set forth in Article II; provided, that the owner of such lost, stolen or destroyed Certificates shall deliver, if requested by CVCY, at the owner’s expense, a non-refundable bond in such amount as CVCY may determine and provide an indemnity acceptable to CVCY against any claim that may be made against CVCY, Central Valley Community Bank, SVBank or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed and make any processing fee payments to the Exchange Agent.
(g)    Dissenting Shares. Any shares of SVBank Common Stock held by a Person who dissents from the Merger in accordance with the provisions of applicable law shall be herein called “Dissenting Shares.” Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to applicable law. The Merger Consideration for any Dissenting Share shall be paid over to CVCY pending the determination as to the rights of any Dissenting Share to consideration under applicable laws. For purposes of Section 2.4 of this Agreement, Dissenting Shares shall be deemed to be Cash Election Shares.
(h)    Stock Options. Prior to the Effective Time, the vesting of stock options (each, a “Stock Option”) granted by SVBank to its organizers, directors, officers and employees under the 2006 Equity Incentive Plan (the “Equity Incentive Plan”) of SVBank shall accelerate and become fully exercisable in accordance with the provisions of the Equity Incentive Plan. For purposes of this Agreement, each Stock Option in which the Per Share Consideration Value exceeds the exercise price in respect to such Stock Option shall sometimes hereinafter be referred to as an “In-the-Money Stock Option.” Immediately prior to the Effective Time, SVBank shall purchase each outstanding and unexercised In-the-Money Stock Option for an amount equal to Per Share Consideration Value less the exercise price in respect of each such Stock Option. The aggregate amount payable to purchase all outstanding Stock Options is sometimes referred to herein as the “Stock Options Redemption Amount.” If the exercise price per share of any Stock Option is equal to or greater than the Per Share Consideration Value, such Stock Option shall be canceled at the Effective Time without any payment being made in respect thereof. At the Effective Time, each Stock Option shall terminate and be of no further effect and any rights thereunder to purchase shares of SVBank Common Stock shall also terminate and be of no further force or effect. From and after the Effective Time, the Equity Incentive Plan shall terminate and all right under any provision under any other plan, program, or arrangement providing for the issuance or grant of any other interest in respect to the SVBank Common Stock shall be cancelled. SVBank shall ensure that after the Effective Time, no Person shall have any right to acquire any capital stock arising from, relating to or in connection with the Equity Incentive Plan or any other plan, program, arrangement or agreement of SVBank.
(i)    Warrants. SVBank shall obtain all amendments and modifications necessary for each warrant to purchase shares of SVBank Common Stock (“Warrant”) that is outstanding immediately prior to the Effective Time to cease to represent a right to acquire shares of SVBank Common Stock immediately prior to the Effective Time and to automatically convert immediately prior to the Effective Time into the right to receive cash, without interest and less any amounts required to be deducted and withheld under applicable laws, equal to the product of (x) the excess, if any, of the Per Share Consideration Value over the per share exercise price of such Warrant, multiplied by (y) the number of shares of SVBank Common Stock issuable upon exercise of such Warrant; provided, however, that if the exercise price per share of any such Warrant is equal to or greater than the Per Share Consideration Value, such Warrant shall be canceled immediately prior to the Effective Time without any cash payment being made in respect thereof. The aggregate amount payable pursuant to this Section 2.4(i) is referred to herein as the “Warrants Redemption Amount.” The Warrants Redemption Amount shall be paid by SVBank immediately prior to the Effective Time. SVBank shall use all commercially reasonable efforts to obtain all amendments, modifications and permits necessary to extend, and upon receipt thereof shall extend, the final date on which the Warrants may be exercised by the holders thereof to the earlier of (i) the Closing Date or (ii) December 31, 2016 (with an automatic extension to February 28, 2017 if the condition set forth at Section 6.1(a) (Regulatory Approvals) has not been satisfied by December 31, 2016 and any related application is pending at such time).

ARTICLE III
ACTIONS PENDING THE MERGER
3.1.    Forbearances of SVBank. From the date hereof and until the Effective Time, except as expressly contemplated or permitted by this Agreement or as Previously Disclosed, without the prior written consent of CVCY and Central Valley Community Bank, which written consent shall not be unreasonably withheld or delayed, SVBank will not:
(a)    Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice and in compliance with all laws and prudent business and banking practices, or fail to use commercially reasonable efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and Central Valley Community Bank the goodwill of the customers of SVBank and others with whom business relations exist.

(b)    Capital Stock. (i) Other than pursuant to the exercise of Stock Options and Warrants outstanding on the date of this Agreement, issue, sell or otherwise permit to become outstanding, or authorize the issuance of or creation of, any additional shares of stock or any Rights or permit any shares of stock to become subject to grants of employee or director stock options or other Rights, (ii) adjust, split, combine or reclassify any capital stock of SVBank, or (iii) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock or equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock or equity interests of SVBank.
(c)    Dividends. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of capital stock of SVBank.
(d)    Compensation; Employment Agreements; Etc. Enter into or amend or renew (other than pursuant to any contractual term providing for an automatic renewal) any employment, consulting, severance, change in control, bonus, salary continuation or other similar agreements or arrangements with any current or former director, officer or employee of SVBank or grant any salary or wage increase or award any incentive or other bonus payment or increase any employee benefit (including incentive or bonus payments), except (i) for changes that are required by applicable law, or (ii) to satisfy contractual obligations existing as of the date hereof as Previously Disclosed.
(e)    Hiring. Hire any person as an employee of SVBank or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof as Previously Disclosed or (ii) to fill any vacancies after the date hereof and whose employment is terminable at the will of SVBank.
(f)    Benefit Plans. Enter into, establish, adopt, amend or terminate, except (i) as may be required by applicable law or (ii) to satisfy contractual obligations or plan provisions existing as of the date hereof as Previously Disclosed, any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of SVBank or take any action to accelerate the vesting or exercisability of any compensation or benefits payable thereunder, other than actions related to the transactions contemplated by this Agreement.
(g)    Dispositions. Sell, transfer, mortgage, license, encumber or otherwise dispose of or discontinue any of its assets, rights, deposits, business or properties outside the ordinary course of business in a transaction that (i) individually is greater than $35,000 or (ii) together with all other such transactions is greater than $75,000; provided, however, no such transactions shall be permitted with an Affiliate of SVBank, except as Previously Disclosed.
(h)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including by merger or consolidation, purchasing any equity interest in or making any investment in a partnership or joint venture, all or any portion of the assets, business, securities (other than as permitted by Section 3.1(r)), deposits or properties of any other Person.
(i)    Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $50,000 in the aggregate or as Previously Disclosed.
(j)    Governing Documents. Amend the SVBank Articles, the SVBank Bylaws or any other governing documents of SVBank or enter into a plan of consolidation, merger, share exchange or reorganization with any Person, or a letter of intent or agreement in principle with respect thereto.
(k)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.
(l)    Contracts. Enter into, cancel, fail to renew or terminate any Material Contract, amend or modify in any material respect any of its existing Material Contracts or waive, release, relinquish or assign any Material Contract (or any rights thereunder), other than (1) as otherwise permitted under this Agreement, or (2) to replace any existing contractual arrangement on substantially the same terms as the original agreement, including with respect to pricing and termination.
(m)    Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which SVBank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by SVBank of an amount which exceeds $50,000 in excess of amounts contributed by insurance and/or would impose any material restriction on the business of SVBank.
(n)    Banking Operations. Enter into any new line of business; introduce any new products or services; change its lending, investment, underwriting, pricing, servicing, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority, or the manner in which its investment securities or loan portfolio is classified or reported; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office servicing center or other facility.
(o)    Marketing. Introduce any marketing campaigns or any new sales compensation or incentive programs or arrangements, other than in the ordinary course of business consistent with past practices.
(p)    Derivatives Contracts. Enter into any Derivatives Contract.
(q)    Indebtedness. Incur any indebtedness for borrowed money (other than deposits, escrow balances, federal funds purchased, cash management accounts, FHLB advances, in each case in the ordinary course of business consistent with past practice); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.
(r)    Investment Securities. (i) Acquire or otherwise invest in (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security, mortgage-backed or mortgage-related security or Equity Investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of 90 days or less or (ii) dispose of any debt security, mortgage-backed or mortgage-related security or Equity Investment, except in the ordinary course of business consistent with past practice.
(s)    Loans. (i) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit originated or to be originated by SVBank (collectively, “Loans”) in a manner that is inconsistent with SVBank’s ordinary course of business or inconsistent with SVBank’s lending policies and procedures in effect as of the date of this Agreement; (ii) take any action that would result in any discretionary release of collateral or guarantees, or otherwise restructure the respective amounts set forth in clause (i) above; (iii) make or commit to make any Loan to, or enter into any transaction with, any directors, officers, employees or any Affiliate of SVBank; or (iv) enter into any Loan securitization or create any special purpose funding entity. For any new credit originated or to be originated by SVBank in an amount in excess of $500,000 and for any renewal, modification, extension or amendment of any classified loan in excess of $150,000, prior to committing to transaction, SVBank shall provide CVCY with a copy of the loan underwriting analysis and credit memo of SVBank and shall consult with CVCY respecting such credit and the basis of SVBank’s credit decision, and shall consider any comments raised by CVCY within two (2) Business Days of receipt of such information.
(t)    Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).
(u)    Adverse Actions. Take or fail to take any action: (i) that is intended or may reasonably be expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, or (y) any of the conditions to the transactions contemplated hereby set forth in this Agreement not being satisfied; or (ii) which would reasonably be expected to materially and adversely impair or delay consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement.
(v)    Tax Elections, Etc. Except as expressly contemplated by this Agreement, make or change any Tax election, settle or compromise any Tax liability of SVBank, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of SVBank, enter into any closing agreement with respect to any Taxes or surrender any right to claim a Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return.
(w)    Antitakeover Statutes. Take any action (i) that would cause this Agreement or the transactions contemplated hereby to be subject to the provisions of any state antitakeover law or state or territorial law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than CVCY or Central Valley Community Bank) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.
(x)    Affiliate Transactions. Enter into any transaction, commitment, arrangement or other activity with a related entity, Affiliate or Subsidiary.
(y)    Interest on Deposits. Increase the rate of interest paid on interest-bearing deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices and otherwise consistent with general economic and competitive conditions in SVBank’s market area.
(z)    Commitments. Enter into any contract with respect to, or otherwise agree, authorize or commit to take, or publicly recommend, propose or announce an intention to take, any of the foregoing actions.

3.2.    Forbearances of CVCY and Central Valley Community Bank. Except as expressly contemplated or permitted by this Agreement or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, neither CVCY nor Central Valley Community Bank shall (a) take any action or fail to take any action which would reasonably be expected to materially and adversely impair or delay consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement, (b) take any action that would prevent or impede or could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (c) declare or pay any distributions on or in respect of any of its capital stock other than ordinary quarterly cash dividends in conformity with past practice and except for dividends made by Central Valley Community Bank to CVCY for the purpose of providing the Aggregate Cash Consideration, (d) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VI not being satisfied or unduly delayed, except as may be required by applicable Law, or (e) authorize, commit, resolve, or agree to take any of the foregoing actions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
4.1.    Disclosure Schedules. On or prior to the date hereof, SVBank has delivered to CVCY and Central Valley Community Bank, and CVCY and Central Valley Community Bank have delivered to SVBank, a confidential schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article III or Article V. Any information set forth in any one section of a party’s Disclosure Schedule shall be deemed to apply to each other applicable section or subsection of that party’s Disclosure Schedule if its relevance to the information called for in such section or subsection is reasonably apparent on its face notwithstanding the omission of any cross-reference to such other section.
4.2.    Representations and Warranties of SVBank. SVBank hereby represents and warrants to CVCY and Central Valley Community Bank that, except as Previously Disclosed:
(a)    Organization, Standing and Authority. SVBank is a corporation duly organized, validly existing and in good standing under the laws of the State of California that is licensed by the DBO to conduct business as a commercial bank. The deposit accounts of SVBank are insured by the FDIC, in the manner and to the maximum extent provided by applicable law, and SVBank has paid all deposit insurance premiums and assessments required by applicable laws and regulations; and no proceedings for the termination or revocation of such insurance are pending, or to the knowledge of SVBank threatened. The copies of the SVBank Articles, SVBank Bylaws and the other governing documents of SVBank which have previously been made available to CVCY and Central Valley Community Bank are true, complete and correct copies of such documents as in effect on the date of this Agreement. SVBank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. SVBank is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect. The minute books of SVBank contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken by its board of directors (including committees of the board of directors), as well as the shareholders of SVBank.
(b)    Capital Structure.
(i)    The authorized capital stock of SVBank consists of 40,000,000 shares of SVBank Common Stock, and 10,000,000 shares of SVBank preferred stock. As of the date of this Agreement, (i) 4,255,356 shares of SVBank Common Stock are issued and outstanding, (ii) no shares of SVBank preferred stock are issued and outstanding, (iii) 385,979 shares of SVBank Common Stock are authorized and reserved for issuance upon exercise of the Warrants, and (iv) 389,375 shares of SVBank Common Stock (subject to adjustment on the terms set forth in the Equity Incentive Plan) are authorized and reserved for issuance upon exercise of the Stock Options. SVBank does not have any other shares of capital stock authorized, designated, issued or outstanding. All outstanding shares of SVBank’s capital stock (i) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights or similar rights created by statute, the SVBank Articles, the SVBank Bylaws or any agreement to which SVBank is a party, and (ii) have been offered, sold, issued and delivered by SVBank in all material respects in compliance with all applicable laws. There are no declared or accrued but unpaid dividends with respect to any shares of SVBank capital stock.
(ii)    Other than the Equity Incentive Plan, SVBank has never adopted, sponsored or maintained any stock incentive plan or any other plan or agreement providing for equity compensation to any Person.
(iii)    Other than the Stock Options (all of which have been issued under the Equity Incentive Plan) and the Warrants, there are no Rights or agreements obligating SVBank to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any SVBank capital stock or any capital stock or equity or other ownership interest of

SVBank or obligating SVBank to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Right. There are no other outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to SVBank.
(iv)    Except as required by the Cooperation Agreements, there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of SVBank to which SVBank is a party, by which SVBank is bound, or of which SVBank has knowledge, or (ii) agreements or understandings to which SVBank is a party, by which SVBank is bound, or of which SVBank has knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any SVBank capital stock. To the extent required, the holders of SVBank Common Stock have been or will be properly given or shall have properly waived any required notice prior to the Merger.
(c)    Subsidiaries. Except shares of FHLB stock and PCBB stock reflected in the SVBank Financial Statements, SVBank does not own, beneficially, directly or indirectly, any Equity Securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.
(d)    Corporate Power. SVBank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. SVBank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, in each case, subject to receipt of all necessary approvals of Governmental Authorities.
(e)    Corporate Authority.
(i)    Subject to the vote of the shareholders of SVBank, this Agreement and the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action of SVBank on or prior to the date hereof and will remain in full force and effect through the Closing. No other corporate or shareholder action is necessary or required to authorize and approve this Agreement or the transactions contemplated hereby. SVBank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by CVCY and Central Valley Community Bank, this Agreement is a valid and legally binding obligation of SVBank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).
(ii)    The SVBank Board has received the opinion of its financial advisor, Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”), to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of such opinion, the Merger Consideration is fair to the holders of SVBank Common Stock from a financial point of view.
(iii)    The SVBank Board, by a vote thereof, has adopted resolutions (1) determining that this Agreement and the transactions contemplated herein, including the Merger, are fair to, and in the best interests of, SVBank and its shareholders, (2) approving and declaring advisable this Agreement and the transactions contemplated hereby and (3) recommending that SVBank’s shareholders approve and adopt this Agreement.
(f)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by SVBank in connection with the execution, delivery or performance by SVBank of this Agreement or to consummate the transactions contemplated hereby, except as Previously Disclosed and except for filings of applications or notices with, and approvals or waivers by, the DBO and the FDIC.
(ii)    Subject to receipt, or the making, of the consents, approvals, waivers, filings and registrations Previously Disclosed and the expiration of any requisite waiting periods, the execution, delivery and performance of this Agreement by SVBank, and the consummation of the transactions contemplated hereby, do not and will not (A) constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both would constitute a default) under, or give rise to any right on the part of any third party, any Lien, any acceleration of remedies or any right of termination under, or result in any termination or loss to SVBank of any benefit or right under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of SVBank or to which SVBank or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, or contravene or conflict with the SVBank Articles, the SVBank Bylaws or other governing documents of SVBank, (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.
(g)    No Conflict. The execution, delivery and performance by SVBank of this Agreement and the consummation of the transactions provided for in this Agreement do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the SVBank Articles, the SVBank Bylaws, or other governing documents of SVBank, (ii) conflict with or violate any provision of federal or state law or any governmental rule or regulation (assuming receipt of the required approval of any Governmental Entity and receipt of the Requisite Shareholder Approval), and (iii) except as set forth in Disclosure Schedule 4.2(g) of SVBank, (A) contravene, conflict with or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon, (C) require any consent of any person under, or (D) accelerate the performance required by, the terms of, any material debt instrument, lease, license, covenant, or other agreement or understanding to which SVBank is a party or by which any of them is bound, any of the properties or assets of SVBank, or any order, ruling, decree, judgment, arbitration award or stipulation to which SVBank is subject.
(h)    Financial Statements; Material Adverse Effect.
(i)    SVBank has previously delivered or made available to CVCY and Central Valley Community Bank accurate and complete copies of the SVBank Financial Statements. The balance sheets of SVBank as of December 31, 2015, 2014 and 2013 and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended are accompanied by the audit report of Crowe Horwath LLP. The SVBank Financial Statements present fairly or, with respect to those as of any date or for any period ending after the date of this Agreement, will present fairly, in all material respects, the financial position of SVBank as of the respective dates set forth therein, and the results of its operations and cash flows (if applicable) of SVBank as of the respective dates or for the respective periods set forth therein.
(ii)    The SVBank Financial Statements have been or will be, as the case may be, prepared in accordance with GAAP consistently (except for the absence of statements of cash flows and notes in the case of quarterly financial statements) applied during the periods involved, except as stated therein. The audits of SVBank have been conducted in accordance with generally accepted auditing standards of the United States.
(iii)    Except as Previously Disclosed, since January 1, 2016, (A) SVBank has conducted its business in the ordinary and usual course consistent with past practice, (B) SVBank has not taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any of the actions set forth in Section 3.1 hereof, and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.2 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to SVBank.
(iv)    No agreement pursuant to which any loans or other assets have been or shall be sold by SVBank entitled the buyer of such loans or other assets to cause SVBank to repurchase such loan or other asset or the buyer to pursue any other form of recourse against SVBank. All cash, stock or other dividends or any other distribution with respect to the capital stock of SVBank that has been declared, set aside or paid since December 31, 2013, has been Previously Disclosed. Since December 31, 2013, no shares of capital stock of SVBank have been purchased, redeemed or otherwise acquired, directly or indirectly, by SVBank and no agreements have been made by SVBank to do any of the foregoing.
(i)    Legal Proceedings. No litigation, arbitration, claim or other proceeding before any court or governmental agency is pending against SVBank, individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect with respect to SVBank, and, to the knowledge of SVBank, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding. Neither SVBank nor any of its properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect with respect to SVBank.
(j)    Regulatory Matters.
(i)    Since January 1, 2013, SVBank has timely and duly filed with or furnished to the appropriate Governmental Authorities in substantially the correct form the monthly, quarterly and annual reports, documents, filings, statements and submissions, together with any amendments thereto, required to be filed or furnished by it under applicable laws and regulations, has paid all fees and assessments due in connection therewith, and such reports, documents, filings, statements and submissions, together with any amendments thereto, and were in all material respects complete and accurate. There are no unresolved violations set forth in any such report, documents, filings, statements and submissions, or any amendments thereto relating to any examinations or inspections by any Governmental Authority of SVBank. Except as Previously Disclosed, in connection with the most recent examination of SVBank by the appropriate Governmental Authorities, SVBank was not required to correct or change any action, procedure or proceeding which SVBank believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on SVBank.
(ii)    Neither SVBank nor any of its properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has SVBank adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. SVBank has paid all assessments made or imposed by any Governmental Authority.
(iii)    Except as Previously Disclosed, no Governmental Authority has initiated since December 31, 2013, or has pending any proceeding, enforcement action or, to the knowledge of SVBank, investigation or inquiry into the business, operations, policies, practices or disclosures of SVBank (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of SVBank), or, to the knowledge of SVBank, threatened any of the foregoing.

(iv)    The most recent regulatory rating given to SVBank as to compliance with the Community Reinvestment Act is “Satisfactory.” Since the last regulatory examination of SVBank with respect to Community Reinvestment Act compliance, SVBank has not received any complaints as to Community Reinvestment Act compliance.
(v)    SVBank satisfies the conditions necessary to qualify for an 18-month examination cycle under 12 CFR § 337.12(b).
(k)    Compliance With Laws. Except as Previously Disclosed, SVBank:
(i)    is and at all times since December 31, 2013, has been in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of any Governmental Authority applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products or all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices and any Order issued with respect to anti-money laundering by the Office of Foreign Assets Control of the U.S. Treasury Department or any other anti-money laundering statute, rule or regulation;
(ii)    has and at all times since December 31, 2013, has had all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the failure to do so would not have a Material Adverse Effect; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of SVBank, no suspension or cancellation of any of them is threatened;
(iii)    has received, since December 31, 2013, no notification or communication from any Governmental Authority (A) asserting that SVBank is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the knowledge of SVBank, do any grounds for any of the foregoing exist).
(iv)    has devised and maintains a system of internal accounting controls, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP; and
(v)    has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law.
(l)    Material Contracts; Defaults.
(i)    Except as Previously Disclosed, SVBank is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) with respect to the employment of any of its directors, officers, employees or consultants, (B) which would entitle any present or former director, officer, employee or agent of SVBank to indemnification from SVBank, (C) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on 60 days or less notice without penalty or other fee and involving the payment or value of more than $25,000 per annum, (D) which is with or to a labor union or guild (including any collective bargaining agreement), (E) which relates to the incurrence of indebtedness for borrowed money, whether as borrower or lender (other than deposit liabilities, advances and loans from the FHLB, and sales of securities subject to repurchase, in each case, in the ordinary course of business), or provides for the imposition of any Liens on any assets of SVBank or the guaranty of the indebtedness of another Person, (F) which grants any Person a right of first refusal, right of first offer, put, call or similar right with respect to any material properties, rights, assets or business of SVBank, (G) which involves the purchase or sale of assets with a purchase price of $25,000 or more in any single case or $50,000 or more in the aggregate, or any acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice, (H) which is a consulting agreement, license or service contract (including data processing, software programming and licensing contracts and outsourcing contracts) which involve the payment of $25,000 or more in annual fees, (I) which provides for the payment by SVBank (or any successor) of payments upon a change of control thereof, (J) which is a lease for any real or material personal property owned or presently used by SVBank, (K) which materially restricts the conduct of any business by SVBank or limits the freedom of SVBank to engage in any line of business in any geographic area (or would so restrict SVBank after consummation of the transactions contemplated hereby) or which requires exclusive referrals of business or requires SVBank to offer specified products or services to their customers or depositors on a priority or exclusive basis, (L) that relates to intellectual property (as such term defined in Section 4.2(v)), (M) contains any provision that requires the purchase of all of SVBank’s requirements for a given product or service from a given third party, or obligates SVBank to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate CVCY or Central Valley Community Bank to conduct business on an exclusive or preferential basis with any third party; (N) which is a partnership, joint venture or similar contract, agreement or arrangement; (O) containing any standstill or similar provision pursuant to which one Person has agreed not to acquire assets or securities of another Person; (P) which is with respect to, or otherwise commits SVBank to do, any of the foregoing, or (Q) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) (all of the foregoing collectively, “Material Contracts”).
(ii)    Each Material Contract is valid and binding on SVBank and is in full force and effect (other than due to the ordinary expiration thereof) and, to the knowledge of SVBank, is valid and binding on the other parties thereto. Neither SVBank, nor, to the knowledge of SVBank, any other parties thereto, is in material default under any Material Contract and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as provided in this Agreement, no power of attorney or similar authorization given directly or indirectly by SVBank is currently outstanding.
(iii)    All outstanding loans from SVBank to its officers and directors have been Previously Disclosed, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.
(m)    No Brokers. Other than SVBank engagement of Sandler O’Neill, no action has been taken by SVBank that would give rise to any valid claim against any party hereto for an advisory fee, brokerage fee or commission, finder’s fee or other like payment with respect to the transactions contemplated hereby.
(n)    Employee Benefit Plans.
(i)    Disclosure Schedule 4.2(n) of SVBank lists all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of SVBank (the “Employees”) and current or former directors or independent contractors of SVBank and any such benefit and compensation plans, contracts, policies or arrangements covering current or former employees or current or former directors or independent contractors of any trade or business (whether incorporated or not) that together with SVBank would be treated as a single employer within the meaning of ERISA section 4001(b)(1) or Code Section 414(b), (c) or (m) (an “ERISA Affiliate”) with respect to which SVBank has any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and severance, employment, change in control, fringe benefit, deferred compensation, retirement, pension, profit sharing split dollar, salary continuation, stock option, stock purchase, stock appreciation rights, stock based, incentive bonus, hospitalization, medical, disability, life or other insurance, supplemental unemployment plans, agreements, programs, policies or other arrangements (the “Benefit Plans”). SVBank has previously made available to CVCY and Central Valley Community Bank true and complete copies of (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the most recent annual report (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service (“IRS”) or Department of Labor (the “DOL”), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan which is a “top-hat” plan, a copy of filings with the DOL; (D) the most recent determination letter or sponsor opinion letter issued by the IRS for each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the most recent actuarial report, if any relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; and (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA.
(ii)    Each Benefit Plan has been established and administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and SVBank has no knowledge of any provision or operation that would result in disqualification of such Pension Plan under Section 401(a) of the Code. SVBank has not received any correspondence or written or verbal notice from the IRS, DOL, any other governmental agency, any participant in or beneficiary of, a Benefit Plan, or any agent representing any of the foregoing alleging that any such Benefit Plan has failed to comply with any applicable law or regulation, has not been operated in accordance with the terms of the written plan documents, or that any trustee, fiduciary or other plan official has breached any duty imposed by ERISA with respect to such plan. There is no material pending or, to SVBank’s knowledge, threatened litigation relating to the Benefit Plans. SVBank has not engaged in a transaction with respect to any Benefit Plan or Pension Plan that could subject it to a tax or penalty imposed by Section 4975 or 4976 of the Code or Section 502(i) or (l) of ERISA in an amount which result in a Material Adverse Effect. There are no matters pending before the IRS, DOL or other governmental agency with respect to any Benefit Plan. No Benefit Plan or related trust is the subject of an audit, investigation or examination by a Governmental Authority.
(iii)    SVBank has not sponsored, maintained or been obligated to contribute to any Pension Plan subject to ERISA Title IV or any multiemployer pension plan within the last six (6) years. No liability under Title IV of ERISA has been or is expected to be incurred by SVBank with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by it or a single-employer plan of any entity which is an ERISA Affiliate. With respect to any ERISA Plan that is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (a)

neither SVBank nor any ERISA Affiliate has, since December 31, 2009, made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, (b) no event has occurred that presents a material risk of a complete or partial withdrawal, (c) neither SVBank nor any ERISA Affiliate has any contingent liability under Section 4204 of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate or will be required to be filed in connection with the transactions contemplated hereby.
(iv)    All contributions required to be made and premiums required to be paid under the terms of any Benefit Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. SVBank has not provided, nor is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.
(v)    SVBank has no obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. No event or condition exists with respect to a Benefit Plan that could subject SVBank to a material tax under Section 4980B of the Code.
(vi)    Neither the execution of this Agreement nor consummation of the transactions contemplated hereby, either alone or in connection with a subsequent event, (A) entitle any Employees or any current or former director or independent contractor of SVBank to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans, (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (E) obligate SVBank to compensate, reimburse or make any additional payment to any Employee or any current or former director or independent contractor because of the imposition of an excise tax (including any interest or penalties related thereto) under Code Section 4999, or (F) result in any payment or portion of any payment that would not be deductible by SVBank under Section 162(m) of the Code when paid.
(vii)    No Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(o)    Labor Matters. SVBank is not a party to nor bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is SVBank the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel SVBank to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to SVBank’s knowledge, threatened, nor is SVBank aware of any activity involving SVBank’s employees seeking to certify a collective bargaining unit or engaging in other organizational activity. SVBank has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation due to its employees or otherwise arising under any policy, practice, agreement, plan, program, statute or other law. As of the date hereof, there are no actions, suits, proceedings, government investigations, or labor grievances pending, or, to the knowledge of SVBank, threatened relating to any employment related matter involving any Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. SVBank believes that its relations with its employees are good. As of the date hereof, no executive officer (as defined in Rule 501(f) promulgated under the Securities Act) of SVBank has notified SVBank that such officer intends to leave the SVBank or otherwise terminate such officer’s employment with SVBank. To the knowledge of SVBank, no executive officer of SVBank is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and to the knowledge of SVBank, the continued employment of each such executive officer does not subject SVBank to any liability with respect to any of the foregoing matters. SVBank is in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, California Labor Code section 1400 et seq., and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs. All independent contractors of SVBank are properly classified under applicable state and federal law, and SVBank is in compliance with California Labor Code section 226.8.
(p)    Environmental Matters. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations, remediation activities or governmental investigations of any nature seeking to impose or which could impose on SVBank or any real property currently or formerly owned or operated by SVBank, or any real property in which SVBank has held or holds a security interest, Lien or a fiduciary or management role (“SVBank Loan Property”), any liability or obligation arising under any Environmental Laws pending or, to the knowledge of SVBank, threatened, which liability or obligation could have, individually or in the aggregate, a Material Adverse Effect on SVBank. To the knowledge of SVBank, there is no reasonable basis for any such proceeding, claim, action, environmental remediation or investigation that could impose any liability or obligation that could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SVBank. SVBank is in compliance, and has at all times complied, in all material respects with applicable Environmental Laws. In addition, and irrespective of such compliance, SVBank is not subject to any liability for any exposure to any Hazardous Substance or any contamination, environmental remediation or clean-up obligations pursuant to any Environmental Law, which liability, individually or in the aggregate, would reasonably be expected to have a material impact on the consummation of the transactions contemplated by this Agreement. To SVBank’s knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by SVBank, or any SVBank Loan Property, has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result, in a Material Adverse Effect with respect to SVBank. SVBank could not be deemed the owner or operator of, nor has it participated in the management of, any SVBank Loan Property, any property of SVBank or any other real property which has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result, in a Material Adverse Effect with respect to SVBank. To SVBank’s knowledge, SVBank has no liability for any Hazardous Substance disposal or contamination on any third party property. Neither SVBank nor to SVBank’s knowledge, any Person whose liability SVBank has assumed whether contractually or by operation of law, has received any notice, demand letter, claim or request for information alleging any material violation of, or material liability under, any Environmental Law. SVBank is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law. To SVBank’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving SVBank, any currently or formerly owned or operated property, any SVBank Loan Property, or, to SVBank’s knowledge, any Person whose liability SVBank has assumed whether contractually or by operation of law, that could reasonably be expected to result in any material claims, liability or investigations against SVBank, result in any material restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any SVBank Loan Property or property of SVBank. SVBank has provided to CVCY and Central Valley Community Bank true and correct copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to SVBank, any currently or formerly owned or operated property of SVBank and SVBank Loan Property. SVBank has complied, and is in compliance, with all FDIC guidelines concerning environmental due diligence and risk management in lending, loan administration, workout and foreclosure activities including FDIC Bulletin FIL-14-93, and update FIL-98-2006.
As used herein, the term “Environmental Laws” means any federal, state, local or foreign law, statute, code, ordinance, injunction, regulation, order, decree, permit, authorization, opinion or agency or Governmental Authority requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon or urea-formaldehyde insulation, or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.
(q)    Tax Matters.
(i)    SVBank has no knowledge of any circumstances that could be expected to prevent its Chief Financial Officer from certifying, on behalf of SVBank, the accuracy of the representations included in the form attached as Annex C hereto as of the Closing Date.
(ii)    SVBank has duly and timely filed all material Tax Returns required to have been filed by it, taking into account any properly granted extensions of time to file, with the appropriate taxing authorities, and such Tax Returns are true, correct and complete and none of such Tax Returns has been amended;
(iii)    All Taxes required to be paid or remitted by SVBank have been timely paid or remitted, including all Taxes shown as due and owing on all Tax Returns, all Taxes assessed or reassessed by any Governmental Authority, all Taxes held in trust or deemed to be held in trust for a Governmental Authority and all installments on account of Taxes for the current year or, where payment is not yet due, SVBank has made adequate provision for such Taxes in the SVBank Financial Statements in accordance with GAAP. The most recent SVBank Financial Statement reflects an adequate reserve (in accordance with GAAP) for all Taxes payable by SVBank through the date of such financial statements;
(iv)    SVBank and its officers, directors or any employee responsible for Tax matters have complied with all rules and regulations relating to the withholding of Taxes, remittance of withheld Taxes, information reporting, and the payment or remittance of other amounts due in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and has collected and maintained all requisite certifications and documentation in valid and complete form with respect to any such obligations, including, without limitation, valid Internal Revenue Service Forms W-8 and W-9;

(v)    SVBank has not granted a waiver or other consent regarding the application of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request for any such waiver, extension or consent been made;
(vi)    SVBank has not been a party to, or a promoter of, any transaction that would constitute a “reportable transaction” or “listed transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b);
(vii)    no position has been taken on any Tax Return with respect to the business or operations of SVBank that is contrary to any publicly announced position of a Governmental Authority, or that is substantially similar to any position that a Governmental Authority has successfully challenged in the course of an audit, investigation or examination of a Tax Return of SVBank, or to SVBank’s knowledge, an audit, investigation or examination of any other Person;
(viii)    the unpaid Taxes of SVBank (a) do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect temporary difference between book and Tax income) as shown on SVBank’s balance sheet dated December 31, 2015, and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP;
(ix)    SVBank is not currently the beneficiary of any extension of time within which to file any Tax Returns;
(x)    there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of SVBank;
(xi)    no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings are pending, ongoing or being conducted or, to SVBank’s knowledge, threatened, with respect to any Taxes of SVBank;
(xii)    SVBank has not received from any taxing authority (including jurisdictions in which SVBank has not filed Tax Returns) any written and, to the best of its knowledge, verbal (a) notice indicating an intent to open an audit or other review, (b) request for information related to Tax matters, or (c) notice of deficiency or proposed adjustment for any amount of Tax, nor have any of the foregoing been threatened, proposed, asserted or assessed by any Governmental Authority against SVBank. No claim has ever been made in writing by any taxing authority in a jurisdiction where SVBank does not file Tax returns that SVBank is or may be subject to Tax in that jurisdiction;
(xiii)    SVBank is not a party to, bound by or liable for Taxes of any other Person pursuant to a tax indemnity, tax sharing or other similar agreement;
(xiv)    SVBank has never been a member of a group with which it has filed (or been required to file) Tax Returns on a consolidated, combined, unitary or similar basis;
(xv)    SVBank is not currently liable, nor does SVBank have any potential liability, for the Taxes of another Person (A) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign law), (B) as transferee or successor, or (C) by contract or indemnity or otherwise;
(xvi)    SVBank has never been either a “distributing corporation” or a “controlled corporation” in connection with a distribution of stock qualifying for tax-free treatment, in whole or in part, under Section 355 of the Code;
(xvii)    SVBank has neither been nor will be a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five year period ending on the Closing Date; and
(xviii)    SVBank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, and has not agreed to make, nor is it required to make, any other adjustment to the Taxes of SVBank, as a result of: (a) Section 481(a) of the Code or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise, (b) any “closing agreement” as described in Section 7121 of the Code or similar state or local Tax law executed on or prior to the Closing Date, (c) installment sale or open transaction disposition made on or prior to the Closing Date, (d) prepaid amount received on or prior to the Closing Date, (e) any item having been reported on the completed contract method of accounting or the percentage of completion method of accounting, or (f) other action taken prior to the Closing Date.
(r)    Risk Management Instruments. Except as Previously Disclosed, SVBank is not a party to, or has agreed to enter into, a Derivatives Contract. “Derivatives Contracts” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(s)    Loans; Nonperforming and Classified Assets.
(i)    Each Loan on the books and records of SVBank was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of SVBank, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.
(ii)    SVBank has Previously Disclosed with respect to itself and SVBank as of the latest practicable date prior to the date of this Agreement: (A) any Loan under the terms of which the obligor is 30 or more days delinquent in payment of principal or interest, or to the knowledge of SVBank, in default of any other material provision thereof; (B) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by SVBank, or an applicable regulatory authority; (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (D) each Loan with any director or executive officer of SVBank or an Affiliate of SVBank.
(t)    Properties. All real property owned or leased by SVBank and used by it for its branch operations, or otherwise used by it in the conduct of its business or otherwise owned by it, has been Previously Disclosed. With respect to such real property that is owned by SVBank, SVBank has good and marketable and insurable title, free and clear of all Liens, leases or other imperfections of title or survey, except for the Permitted Encumbrances (as hereinafter defined). With respect to such real property that is leased by SVBank, SVBank has a good and marketable leasehold estate in and to such property, free and clear of all Liens, leases and other imperfections of title or survey, except for the Permitted Encumbrances. “Permitted Encumbrances” shall mean (i) Liens for current taxes and assessments not yet due and payable and for which adequate reserves have been established, (ii) Liens set forth in policies for title insurance of such properties delivered to CVCY and Central Valley Community Bank that have been accepted in writing by CVCY and Central Valley Community Bank, or (iii) as Previously Disclosed. SVBank has delivered true, correct and complete copies of such lease(s), together with all amendments thereto, to CVCY and Central Valley Community Bank; any such lease is in full force and effect and will not lapse or terminate prior to the Closing Date; neither SVBank nor the landlord thereunder is in default of any of their respective obligations under any such lease and any such lease constitutes the valid and enjoyable obligations of the parties thereto; the transactions contemplated hereby will not require the consent of any landlord under any such lease, or such consent shall have been obtained; and, with respect to any mortgage, deed of trust or other security instrument which establishes a Lien on the fee interest in any real property subject to any such lease, SVBank has the benefit of a non-disturbance agreement from the holder or beneficiary of such mortgage, deed of trust or other security instrument that provides that SVBank’ use and enjoyment of the real property subject to such lease will not be disturbed as a result of the landlord’s default under any such mortgage, deed of trust or other security instrument, provided SVBank is not in default of any of its obligations pursuant to any such lease beyond the expiration of any notice and cure periods. All real and personal property owned by SVBank or presently used by it in its business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. SVBank has good and marketable and insurable title, free and clear of all Liens to all of its material properties and assets, other than real property, except (1) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice, (2) such imperfections of title and encumbrances, if any, as are not material in character, amount or extent, and (3) as Previously Disclosed. All personal property which is material to SVBank’ business and leased or licensed by SVBank is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.
(u)    Intellectual Property. Except as Previously Disclosed, SVBank owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks, trademarks and other intellectual property rights used in its businesses (the “Proprietary Rights”), free and clear of any material Liens, all of which have been Previously Disclosed, and SVBank has not received any notice of conflict or allegation of invalidity with respect thereto or that asserts the intellectual property rights of others. To the knowledge of SVBank, the operation of the business of SVBank does not infringe or violate the intellectual property of any third party. SVBank has performed in all material respects all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. The validity, continuation and effectiveness of all licenses, contracts and other agreements relating to the Proprietary Rights used in or necessary for the conduct of the business of SVBank as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States, the current terms thereof, and the rights of SVBank in and to SVBank’s Proprietary Rights will not be adversely affected by the consummation of the transactions contemplated by this Agreement. SVBank has taken commercially reasonable measures to protect the Proprietary Rights used in its businesses, including the confidentiality and value of all trade secrets that are owned, used or held by SVBank, including by maintaining policies that require employees, licensees, consultants or other third parties with access to such trade secrets to keep such trade secrets confidential (“Confidentiality Policies”). To the knowledge of SVBank, such Confidentiality Policies have not been violated by any employees, licensees, consultants or other third parties who have been granted access to such trade secrets. The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment (collectively, the “IT Assets”) of SVBank operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by SVBank in connection with its business, and have not materially malfunctioned or failed within the past five (5) years. To the knowledge of SVBank, no Person has gained unauthorized access to the IT Assets. SVBank has implemented and has verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. SVBank has taken commercially reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of confidential employee, customer financial and other information, and are compliant with all applicable laws with respect to data protection and privacy.
(v)    Fiduciary Accounts. SVBank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws, regulations and common laws. Neither SVBank nor any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
(w)    Books and Records. The books, records, systems, data and information of SVBank (i) have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of SVBank and (ii) are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SVBank (including all means of access thereto and therefrom).
(x)    Insurance. SVBank has Previously Disclosed, and provided true, correct and complete copies of, all of the material insurance policies, binders, or bonds currently maintained by SVBank (“Insurance Policies”). SVBank is insured with reputable insurers against such risks and in such amounts as the management of SVBank have reasonably determined to be prudent in accordance with industry practices; all the Insurance Policies are in full force and effect; SVBank is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion and all of the Insurance Policies are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date.
(y)    Allowance For Loan Losses. SVBank’s allowance for loan losses is, and the Closing Allowance shall be as of the Closing Date, in compliance with SVBank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by GAAP, applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.
(z)    Transactions With Affiliates. Except as Previously Disclosed, there are no existing or pending transactions, nor are there any agreements or understandings, with any shareholders, directors, officers or employees of SVBank or any Affiliate of SVBank, relating to, arising from or affecting SVBank, including without limitation, any transactions, arrangements or understandings relating to the purchase or sale of goods or services, the lending of monies or the sale, lease or use of any assets of SVBank, with or without adequate compensation, in any amount whatsoever. All outstanding loans from SVBank to its officers and directors have been Previously Disclosed, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof, and such loans (i) were originated in compliance with all applicable laws, (ii) were made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, (iii) did not involve more than the normal risk of collectability or present other unfavorable features, and (iv) were not granted under conditions where the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O of the Federal Reserve Board.
(aa)    Material Facts. No statement contained in this Agreement, including the Disclosure Schedule of SVBank, or any certificate furnished or to be furnished by or at the direction of SVBank to CVCY or Central Valley Community Bank or pursuant to the provisions of this Agreement, contains or shall contain any untrue statement of a material fact or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.
4.3.    Representations and Warranties of CVCY and Central Valley Community Bank. Each of CVCY and Central Valley Community Bank hereby represent and warrant to SVBank that, except as Previously Disclosed:
(a)    Organization, Standing and Authority. CVCY is a corporation duly organized and validly existing under the laws of the State of California. CVCY is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act. CVCY has the requisite authority from the Federal Reserve Board, DBO and FDIC to own and control Central Valley Community Bank. Central Valley Community Bank is a bank duly organized and validly existing under the laws of the State of California. Central Valley Community Bank is duly authorized by the DBO to conduct business as a commercial bank. Each of CVCY and Central Valley Community Bank is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where failure to be so licensed or qualified would not materially impair the ability of CVCY or Central Valley Community Bank to perform their respective obligations under this Agreement or materially impede the consummation of the transactions contemplated hereby, or would not otherwise have a Material Adverse Effect on the business or operations of CVCY or Central Valley Community Bank. Each of CVCY and Central Valley Community Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where failure to be so licensed or qualified would not materially impair the ability of CVCY or Central Valley Community Bank to perform their respective obligations under this Agreement or materially impede the consummation of the transactions contemplated hereby, or would not otherwise have a Material Adverse Effect on the business or operations of CVCY or Central Valley Community Bank.
(b)    Corporate Power. Each of CVCY and Central Valley Community Bank has, the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Each of CVCY and Central Valley Community Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of all necessary approvals of Governmental Authorities.
(c)    Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CVCY and Central Valley Community Bank on or prior to the date hereof. This Agreement has been duly executed and delivered by CVCY and Central Valley Community Bank and, assuming due authorization, execution and delivery by SVBank, this Agreement is a valid and legally binding agreement of each of CVCY and Central Valley Community Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).
(d)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by CVCY, Central Valley Community Bank, or any of their affiliates in connection with the execution, delivery or performance by CVCY or Central Valley Community Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and approvals or waivers by the DBO and the FDIC, (ii) the filing and effectiveness of an SEC registration statement on Form S-4 and (iii) the filing of the merger agreement with the California Secretary of State and the DBO with respect to the Merger.
(ii)    Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph, the execution, delivery and performance of this Agreement by CVCY and Central Valley Community Bank the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of CVCY or Central Valley Community Bank by which any of their respective properties are subject or bound, (B) constitute a breach or violation of, or a default under the governing documents of CVCY or Central Valley Community Bank or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.
(e)    Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of CVCY (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of CVCY) has been set forth in the SEC Reports (defined below). All of the outstanding shares of capital stock of CVCY are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of CVCY. Except as specified in the SEC Reports: (i) no shares of CVCY’s outstanding capital stock are subject to preemptive rights or any other similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of CVCY or contracts, commitments, understandings or arrangements by which CVCY or Central Valley Community Bank is or may become bound to issue additional shares of capital stock of CVCY or Central Valley Community Bank or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of CVCY or a Subsidiary, other than those issued or granted pursuant to contracts or equity or incentive plans or arrangements described in the SEC Reports; (iii) there are no material outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of CVCY or Central Valley Community Bank or by which CVCY or Central Valley Community Bank is bound; and (iv) CVCY and Central Valley Community Bank have no liabilities or obligations required to be disclosed in the SEC Reports but not so disclosed in the SEC Reports, which, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on CVCY or Central Valley Community Bank. The shares of CVCY Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.
(f)    SEC Reports. CVCY has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2015 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”). As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the

Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of CVCY has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.
(g)    Financial Statements. The financial statements of CVCY included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the balance sheet of CVCY and its consolidated Subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, which would not be material, either individually or in the aggregate.
(h)    Tax Matters. CVCY and each of its Subsidiaries have (i) filed all material Tax Returns that they are required to have filed, and all such Tax Returns are true, correct and complete in all material respects, and (ii) paid all material Taxes that they are required to have paid, other than Taxes (x) currently payable without penalty or interest, or (y) being contested in good faith by appropriate proceedings.
(i)    Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in subsequent SEC Reports filed prior to the date hereof, there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CVCY.
(j)    Regulatory Matters.
(i)    Neither CVCY, Central Valley Community Bank nor any of their respective Affiliates nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Governmental Authority.
(ii)    Neither CVCY nor Central Valley Community Bank has been advised by, nor does either CVCY or Central Valley Community Bank have knowledge of facts which could reasonably be expected to give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(iii)    The most recent regulatory rating given to Central Valley Community Bank as to compliance with the Community Reinvestment Act is “Satisfactory” or higher. Since the last regulatory examination of Central Valley Community Bank with respect to Community Reinvestment Act compliance, Central Valley Community Bank has not received any complaints from a Governmental Authority as to Community Reinvestment Act compliance.
(k)    Insurance. CVCY and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as CVCY believes to be prudent and customary in the businesses and locations in which CVCY and the Subsidiaries are engaged. Neither CVCY nor any of its Subsidiaries has received any notice of cancellation of any such insurance, nor, to CVCY’s knowledge, will it or any Subsidiary be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on CVCY.
(l)    Legal Proceedings. Except as disclosed in the SEC Reports, there is no injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon CVCY, Central Valley Community Bank or their respective assets which would prevent or delay the consummation of the transactions contemplated hereby by CVCY or Central Valley Community Bank.
(m)    No Brokers. Other than CVCY’s engagement of Keefe, Bruyette & Woods, whose fees and costs will be borne by CVCY, no action has been taken by CVCY, or Central Valley Community Bank that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated hereby.
(n)    Tax Matters. CVCY has no knowledge of any circumstances that could be expected to prevent an executive officer of CVCY from certifying, on behalf of CVCY, the accuracy of the representations included in the form attached as Annex D hereto as of the Closing Date.

ARTICLE V
COVENANTS
5.1.    Reasonable Efforts. Subject to the terms and conditions of this Agreement, SVBank, on the one hand, and CVCY and Central Valley Community Bank, on the other hand, agree to use their commercially reasonable efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.
5.2.    Regulatory Filings.
(a)    Subject to the other provisions of this Agreement, CVCY, Central Valley Community Bank and SVBank shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated hereby; and any initial filings with Governmental Authorities shall be made by CVCY or Central Valley Community Bank as soon as reasonably practicable after the execution hereof and in any event, with respect to any filings seeking approval to consummate the Merger, within 30 days.
(b)    Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries (if applicable), directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries (if applicable) to any third party or Governmental Authority.
5.3.    Registration Statement.
(a)    It is intended that the CVCY Common Stock to be issued pursuant to this Agreement will be registered under the Securities Act on Form S‑4 filed with the SEC (the “Registration Statement”). SVBank and CVCY shall prepare, and CVCY shall file with the SEC, as promptly as practicable but in any event within 45 days of the date of this Agreement, the Registration Statement, which shall include the Proxy Statement, and CVCY shall use its commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable thereafter.
(b)    SVBank shall promptly advise CVCY, and CVCY shall promptly advise SVBank, in writing if at any time it shall have obtained knowledge of any facts that might make it necessary or appropriate to amend or supplement the Registration Statement or the Proxy Statement and/or prospectus to be sent to Shareholders in connection with SVBank Shareholders Meeting, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable laws, and SVBank and CVCY shall cooperate in filing with the SEC or its staff or any other government officials, and/or delivering to the holders of SVBank capital stock, any such amendment or supplement.
(c)    Each party hereto shall notify the other promptly of the receipt of any comments from the SEC or its staff and or any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or the Proxy Statement or any other filing or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or the Proxy Statement or other filing. SVBank and CVCY shall each use its respective reasonable commercial efforts to respond promptly to any comments of the SEC or its staff.
(d)    SVBank and CVCY shall each use its respective reasonable commercial efforts to cause the Registration Statement, the Proxy Statement and any other materials submitted to the Shareholders in connection with SVBank Shareholders’ Meeting to comply in all materials respects with applicable laws.
(e)    The information supplied by SVBank for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is filed, amended, supplemented or declared effective and (ii) the Effective Time or the date of SVBank Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(f)    The information supplied by the CVCY for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is filed, amended, supplemented or declared effective and (ii) the Effective Time or the date of SVBank Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(g)    If the SEC requires a tax opinion in connection with the filing of the Registration Statement, (i) CVCY shall use its commercially reasonable efforts to cause its counsel to provide such opinion addressed to CVCY and (ii) SVBank shall use its commercially reasonable efforts to cause its counsel to provide such opinion addressed to SVBank; provided, that the issuance of such opinions shall be conditioned upon the receipt by such counsels of customary representation letters from each of SVBank,

Central Valley Community Bank and CVCY in a form reasonably agreed to by the parties, and the parties shall otherwise reasonably cooperate with each other in the issuance of such legal opinions.
5.4.    Nasdaq Global Select Market. CVCY shall use its commercially reasonable efforts to cause the shares of CVCY Common Stock issuable in connection with the Merger to be authorized for listing on The Nasdaq Global Select Market (“Nasdaq”), as of the Effective Time.
5.5.    Press Releases. CVCY, Central Valley Community Bank and SVBank shall consult with each other before issuing any press release with respect to the transactions contemplated hereby or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other parties (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the securities exchange on which it trades, to the extent applicable.
5.6.    Access; Information.
(a)    Upon reasonable notice from CVCY and subject to applicable laws relating to the exchange of information, SVBank shall afford CVCY, Central Valley Community Bank and their respective officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and advisors of SVBank and to such other information relating to SVBank as CVCY or Central Valley Community Bank may reasonably request and, during such period, it shall furnish to CVCY and Central Valley Community Bank all information concerning the business, properties and personnel of SVBank as CVCY or Central Valley Community Bank may reasonably request. Upon reasonable notice from SVBank and subject to applicable laws relating to the exchange of information, CVCY and Central Valley Community Bank shall afford SVBank and their respective officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and advisors of CVCY and Central Valley Community Bank and to such other information relating to CVCY or Central Valley Community Bank as SVBank may reasonably request and, during such period, it shall furnish to SVBank all information concerning the business, properties and personnel of CVCY or Central Valley Community Bank as SVBank may reasonably request.
(b)    Until the Effective Time, a representative of CVCY shall be entitled and shall be invited to attend meetings of the Board of Directors of SVBank and all committees thereof. At least five (5) days’ prior to written notice of the dates, times and places of such meetings shall be given to CVCY except that in the case of special meetings CVCY shall receive the same number of days’ prior notice as the directors of SVBank receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to this Agreement or the transactions contemplated thereby, or the exercise of any rights thereunder, by SVBank, (ii) involve discussions between the Board of Directors or Loan Committees and legal counsel for SVBank that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of CVCY, or (iii) constitute the Executive Session of any Board of Directors meeting. SVBank shall furnish CVCY, as soon as practicable, and in any event within five (5) days after it is prepared, or concurrent with distribution to the Board of Directors or any committees thereof if prepared for such purpose, a copy of any report, package, materials, or agenda submitted to the Board of Directors of SVBank or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Board of Directors, whether prior to, at or subsequent to a meeting, provided, however, that SVBank need not furnish CVCY any materials relating to deliberations of the Board of Directors of SVBank, as the case may be, with respect to (i) this Agreement, or the transactions contemplated thereby, or the exercise of any rights thereunder, by SVBank, (ii) communications of legal counsel of SVBank with the Board of Directors or officers of SVBank regarding SVBank’s rights against or obligations to CVCY or Central Valley Community Bank under this Agreement, or (iii) books, records and documents covered by the attorney-client privilege or which are attorneys’ work product. Without limiting the generality of the foregoing, SVBank shall provide to Central Valley Community Bank a list of all loans, which when aggregated with all other loans outstanding or committed to each customer and its affiliates would exceed $250,000 for such customer and its affiliates, scheduled to be considered by the SVBank Loan Committee and, within five (5) days following such meetings, a copy of the related credit authorization documentation. The Board or committee materials to be distributed to CVCY pursuant to this Section 5.7(b) shall be delivered to James M. Ford at the address listed in Section 8.7 hereof.
(c)    SVBank shall cooperate, and use its commercially reasonable efforts to cause its independent auditor to cooperate, at SVBank’s expense, with CVCY and its independent auditor in order to enable CVCY and its Affiliates to prepare financial statements, including, without limitation, pro forma financial information, for SVBank that may be required by CVCY or Central Valley Community Bank in connection with the filing of regulatory applications with Governmental Authorities or otherwise required in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, SVBank agrees that it will: (i) consent to the use or incorporation of such audited and/or reviewed financial statements in any registration statement, periodic report or other document that it is required to be delivered to shareholders of CVCY or filed by CVCY or any of its Subsidiaries or Affiliates and (ii) execute and deliver, and cause its officers to execute and deliver (including former officers of SVBank after the Closing), such “representation” letters as are customarily delivered in connection with audits and as the independent auditors or SVBank or CVCY may respectively reasonably request under the circumstances.
(d)    Until the Effective Time, CVCY and Central Valley Community Bank shall furnish SVBank, as soon as practicable, and in any event within five (5) days after it is prepared, or concurrent with distribution to the Board of Directors or any committees thereof if prepared for such purpose, a copy of any material report, package, materials or agenda submitted to the Board of Directors of CVCY and Central Valley Community Bank or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Board of Directors, whether prior to, at or subsequent to a meeting, provided, however, that CVCY and Central Valley Community Bank need not furnish SVBank any materials relating to deliberations of the Board of Directors of CVCY or Central Valley Community Bank, as the case may be, with respect to (i) this Agreement, or the transactions contemplated thereby, or the exercise of any rights thereunder, by CVCY or Central Valley Community Bank, (ii) communications of legal counsel of CVCY or Central Valley Community Bank with the Board of Directors or officers of CVCY or Central Valley Community Bank regarding CVCY’s or Central Valley Community Bank’s rights against or obligations to SVBank under this Agreement, or (iii) books, records and documents covered by the attorney-client privilege or which are attorneys’ work product. The board or committee materials to be distributed to SVBank pursuant to this Section 5.6(d) shall be delivered to Gary D. Gall at the address listed in Section 8.7 hereof.
(e)    All information furnished to SVBank, CVCY or Central Valley Bank pursuant to this Section 5.6 shall be subject to the provisions of the confidentiality agreement, dated as of February 4, 2016, between CVCY and SVBank (the “Confidentiality Agreement”).
(f)    No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.
5.7.    Acquisition Proposals.
(a)    SVBank shall, and shall cause its Affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, “Representatives”) to, immediately cease any written or oral discussions, negotiations or communication with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal, and will enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of SVBank or any Affiliate thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. SVBank has cancelled access to any third party which has been granted access to any virtual or other data room maintained by or on behalf of SVBank other than CVCY, Central Valley Community Bank and its financial and legal advisors.
(b)    From the date of this Agreement through the Effective Time, SVBank shall not, and shall cause its Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of knowingly furnishing information or assistance), or take any other action designed to facilitate or that could reasonably be expected to result in, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any Person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligations of any Person other than CVCY, Central Valley Community Bank or their respective Affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to any (x) direct or indirect acquisition or purchase of any material assets or deposits (as applicable) of SVBank, (y) direct or indirect acquisition or purchase of more than 25% of any class of Equity Securities of SVBank, or (z)  merger, consolidation, business combination, recapitalization, tender offer, stock purchase, liquidation, dissolution or similar transaction involving SVBank, other than the transactions contemplated by this Agreement. SVBank agrees that any violation of this Section 5.7 by any Representative of SVBank with the knowledge of SVBank shall be deemed a breach of this Section 5.7 by SVBank. SVBank acknowledges that this Section 5.7 is a significant inducement for CVCY and Central Valley Community Bank to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to shareholders of SVBank in the Merger, or (ii) a failure to induce CVCY and Central Valley Community Bank to enter into this Agreement.
(c)    SVBank agrees that it will promptly (and, in any event, within 48 hours) notify CVCY and Central Valley Community Bank if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, SVBank or any of their respective Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep CVCY and Central Valley Community Bank informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in SVBank’s intentions as previously notified.
(d)    Notwithstanding the foregoing, in the event SVBank receives an unsolicited bona fide Acquisition Proposal and SVBank Board concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below), SVBank may take any action described in this Section 5.7(d) to the extent that the Board of Directors of SVBank concludes in good faith (after receipt of advice from its legal counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law. Prior to providing any nonpublic information permitted to be provided pursuant to this Section 5.7(d), SVBank shall have entered into a confidentiality agreement with such third party on terms no less favorable to SVBank than the Confidentiality Agreement. SVBank will promptly advise CVCY following receipt of any Superior Proposal of the substance thereof (including the identity of the person making such Superior Proposal), and will keep CVCY and Central Valley Community Bank apprised of any related developments, discussions and negotiations (including the terms and conditions of the Superior Proposal) on a current basis. “Superior Proposal” means any bona fide written Acquisition Proposal which the SVBank Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement, (i) after receiving the advice of its financial advisor (who shall be a regionally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (iii) after taking into account all legal (after receipt of advice from its legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable laws.
5.8.    Approval by Shareholders. As promptly as practicable, but in no event more than five (5) Business Days, after the Registration Statement is declared effective by the SEC pursuant to the Securities Act, SVBank shall submit this Agreement and the transactions contemplated hereby (including the Merger) for approval by holders of SVBank Common Stock at a special meeting to be called and held in accordance with applicable laws (the “SVBank Shareholder Meeting”). SVBank shall cause the SVBank Shareholder Meeting to take place as promptly as reasonably practicable. In connection with its call of such shareholder meeting, SVBank shall cause its proxy materials to set forth each of their respective directors’ commitment to vote the stock for which he or she has voting authority in favor of the transactions contemplated hereby, to include the recommendation of the SVBank Board that the SVBank’s shareholders approve this Agreement, the Merger and the transactions contemplated herein, and to be mailed to the respective SVBank’s shareholders (the proxy materials, together with any amendments or supplements thereto, being herein referred to as the “Proxy Statement”) as soon as practicable following the date hereof. After the execution of this Agreement, SVBank shall promptly prepare its Proxy Statement, which shall be included in the Registration Statement and subject to CVCY and Central Valley Community Bank’s review and approval prior to delivery to holders of SVBank capital stock. The SVBank Board shall at all times prior to and during the SVBank Shareholder Meeting, any adjournments and until the Requisite Shareholder Approval is obtained, recommend that the transactions contemplated hereby be adopted and approved and use its commercially reasonable efforts to obtain the Requisite Shareholder Approval. To the extent SVBank’s shareholders include any Benefit Plan or trust maintained in connection therewith, the SVBank Board shall cause the administrator or other applicable fiduciary for such Benefit Plan to adopt or maintain procedures for the voting of the SVBank capital stock held by the Benefit Plan or its trust which are consistent with applicable fiduciary responsibilities and otherwise reasonably satisfactory to CVCY and Central Valley Community Bank. Except with the prior approval of CVCY and Central Valley Community Bank, neither SVBank nor any member of the SVBank Board shall, at the SVBank Shareholder Meeting, submit any other matters for approval of its shareholders.
5.9.    Certain Policies and Actions. Prior to the Closing Date, SVBank shall, consistent with GAAP and applicable banking laws and regulations, to the extent requested by CVCY, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of CVCY and Central Valley Community Bank; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 6.1(a) and 6.1(c); and further provided that in any event, no accrual or reserve made by SVBank pursuant to this Section 5.9 shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant or agreement under this Agreement or otherwise be considered in determining whether any such breach or violation shall have occurred; and provided further, that no such modifications or changes will reduce SVBank’s Closing Shareholders’ Equity except to the extent that they exceed in the aggregate the maximum amount of Transaction Expenses specified in the definition thereof. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of SVBank or its management with any such adjustments. SVBank shall tender notices of termination of any vendor agreement requested by Central Valley Community Bank; provided, however, that no such notices need be made prior to the satisfaction of the conditions set forth in Sections 6.1(a) and 6.1(c) unless Central Valley Community Bank agrees to indemnify SVBank for taking any such requested actions;.
5.10.    Notification of Certain Matters. SVBank shall give prompt notice to CVCY and Central Valley Community Bank of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to SVBank, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (iii) lead to litigation or regulatory action that would delay or prevent the consummation of the transactions contemplated by this Agreement.

5.11.    Estoppel Letters and Consents. SVBank shall use its commercially reasonable efforts to obtain and deliver to Central Valley Community Bank at the Closing the waiver, approval and/or consents to assignment for all Material Contracts so identified as requiring consent on the Disclosure Schedule of SVBank (the “Consents”). Any fees and charges or other consideration, however designated, that are payable in connection with any Consent or estoppel letter shall be promptly paid by, and shall be the sole responsibility of SVBank. Where required by law or by agreements with third parties, SVBank shall use commercially reasonable efforts to obtain from third parties, prior to the Closing Date, all other consents to the transactions contemplated by this Agreement, where failure to obtain such consents would or would reasonably be expected to have a Material Adverse Effect on SVBank, CVCY or Central Valley Community Bank or that will or would reasonably be expected to prevent CVCY and Central Valley Community Bank from realizing any substantial portion of the economic benefits of the transactions contemplated by this Agreement.
5.12.    Antitakeover Statutes. Each of CVCY, Central Valley Community Bank and SVBank and their respective boards of directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the transactions contemplated hereby, take all action reasonably necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.
5.13.    Notice to SVBank Customers. On and after the receipt of all regulatory approvals required to consummate the transactions contemplated hereby, SVBank shall permit Central Valley Community Bank to provide one or more written notices (which may be joint notices from SVBank and Central Valley Community Bank) to customers of SVBank to describe the proposed transactions, the effect on customers and planned transition procedures. SVBank shall have the right to review and approve the substance of any such communications, provided that SVBank shall not unreasonably withhold, delay or condition its approval.
5.14.    SVBank Financial Statements.
(a)    Until the Closing Date, SVBank shall promptly deliver or make available to CVCY true and correct copies of (w) all financial statements provided to SVBank’s shareholders and/or provided to its directors on or after the date hereof and through the Closing Date, (x) all Reports of Condition and Income required to be submitted to the FDIC with respect to quarters after December 31, 2015, (y) its statements of income, comprehensive income, changes in shareholders’ equity and cash flows for all quarters and years ending after December 31, 2015, and (z) balance sheets for all quarters and years ending after December 31, 2015. Such financial statements for years ending after December 31, 2015, shall be audited by Crowe Horwath LLP, and shall include an opinion of such firm to the effect that such financial statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position, results of operations and cash flows of SVBank at the date indicated and for such period then ending. Such Reports of Condition and Income shall prepared in accordance with applicable Federal Financial Institutions Examination Council instructions.
(b)    SVBank shall deliver to CVCY copies of all annual management letters and opinions, and shall make available to CVCY for inspection all reviews, correspondence and other documents in the files of SVBank, prepared by Crowe Horwath LLP or any other certified public accountant engaged by SVBank and delivered to SVBank since January 1, 2013.
(c)    To confirm satisfaction of the condition in Section 6.3(j) and for purposes of assisting CVCY in the calculation of the Aggregate Merger Consideration, at least five (5) Business Days before the Closing Date, SVBank shall provide to CVCY and Central Valley Community Bank (i) SVBank’s financial statements as of the date that the Closing Shareholders’ Equity is measured and (ii) a certificate of its chief financial officer as to the accuracy of such financial statements and confirming that SVBank is not aware that such financial statements required any material modifications in order to comply with GAAP, including regulatory guidelines and requirements with respect to loan classifications, appraisals and the adequacy of the allowance for loan losses. CVCY and Central Valley Community Bank shall be permitted reasonable review and inquiry with respect to all elements of the financial statements and the supporting certificate.
5.15.    CVCY Financial Statements.
(a)    Until the Closing Date, CVCY shall promptly deliver or make available to SVBank true and correct copies of all financial statements provided to CVCY shareholders and/or provided to its directors on or after the date hereof and through the Closing Date. Such consolidated financial statements for years ending after December 31, 2015, shall be audited and shall include an opinion of CVCY’s auditing firm to the effect that such financial statements have been prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of CVCY at the date indicated and for such period then ending.
(b)    CVCY shall deliver to SVBank copies of all annual management letters and opinions, and shall make available to SVBank for inspection all reviews, correspondence and other documents in the files of CVCY, prepared by Crowe Horwath LLP or any other certified public accountant engaged by CVCY and delivered to CVCY or any of its subsidiaries since January 1, 2013.

5.16.    Indemnification; Directors and Officers Insurance.
(a)    From and after the Effective Time, Central Valley Community Bank shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law and the SVBank Articles and the SVBank Bylaws), each present and former director and officer of SVBank (in each case, when acting in such capacity), determined as of the Effective Time (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification by Central Valley Community Bank.
(b)    Any Indemnified Party wishing to claim indemnification under Section 5.16(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify CVCY and Central Valley Community Bank; provided that failure to so notify will not affect the obligations of Central Valley Community Bank under Section 5.16(a) unless and to the extent that Central Valley Community Bank is actually and materially prejudiced as a consequence.
(c)    The rights of each Indemnified Party under this Section 5.16 shall be in addition to any rights such individual may have under the SVBank Articles and the SVBank Bylaws or any other applicable laws or under any agreement of any Indemnified Party with SVBank. If Central Valley Community Bank or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Central Valley Community Bank will cause proper provision to be made so that the successors and assigns of Central Valley Community Bank will assume the obligations of Central Valley Community Bank set forth in this Section 5.16.
(d)    CVCY shall (and SVBank shall cooperate prior to the Effective Time in these efforts) maintain in effect for a period of six (6) years after the Effective Time SVBank’s existing directors’ and officers’ liability insurance policy (provided that CVCY may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of SVBank given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that CVCY shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to SVBank’s directors and officers, 250% of the annual premium payments on SVBank’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, CVCY shall maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, CVCY, or SVBank with the prior written consent of CVCY (not to be unreasonably withheld) (in the case of the SVBank, with an aggregate cost not to exceed $100,000), may obtain on or prior to the Effective Time, a six (6)-year “tail” prepaid policy providing equivalent coverage to that described in this Section 5.16(d).
(e)    The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party as if he or she was a party to this Agreement.
5.17.    Termination of Participation in 401(k) Plan. SVBank shall use all commercially reasonable best efforts to terminate SVBank’s participation in the Insperity 401(k) Profit Sharing Plan (the “401(k) Plan”) prior to the Closing Date. Such actions shall include, but shall not be limited to, the adoption by SVBank Board prior to the Closing of a resolution in a form and substance satisfactory to CVCY pursuant to which:
(a)    Participation in the 401(k) Plan is terminated effective as of the date immediately preceding the Closing Date.
(b)    No person is permitted to become a participant in the 401(k) Plan on or after the Closing Date.
(c)    No contributions are made to the 401(k) Plan with respect to service or compensation after the Closing Date.
5.18.    Director Nominee. Concurrent with and contingent upon the Effective Time and subject to any fiduciary obligations of each of the Boards of Directors of CVCY (the “CVCY Board”) and Central Valley Community Bank (the “CVCB Board” and collectively with CVCY Board, the “Boards”), each of the Boards shall cause the number of its directors to be increased by one (1) director, if necessary, and shall cause Gary D. Gall (“Board Nominee”), to be appointed to or fill the newly-created vacancy on each of the Boards, in accordance with the Bylaws of CVCY and Central Valley Community Bank, respectively. Such Board Nominee shall hold office on the Boards until the first annual meeting of shareholders of CVCY and Central Valley Community Bank, respectively, following the appointment, until his or her successor is elected and qualified or until otherwise removed. The Board Nominee shall be entitled to compensation, indemnification and expense reimbursement in connection with his role as a director to the same extent as currently offered to other directors on the Boards. Subject to the fiduciary duties of the nomination committees, the Board Nominee shall be nominated for reelection to the Boards at the annual shareholder meeting for both CVCY and Central Valley Community Bank immediately following the Effective Time, and CVCY’s proxy materials with respect to such annual meetings shall include the recommendation of the CVCY Board that CVCY’s shareholders vote to reelect such Board Nominee to the same extent as recommendations are made with respect to other directors on the CVCY Board.
5.19.    Rule 16b-3. CVCY shall take all such steps as may be required to cause the transactions contemplated by Article I and any other or acquisitions of equity securities of CVCY in connection with this Agreement by each individual who at the Effective Time is or will become a director or officer of CVCY subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE TRANSACTION
6.1.    Conditions to Each Party’s Obligation to Effect the Transactions Contemplated Hereby. The respective obligation of each of the parties hereto to consummate the transactions contemplated hereby (the “Closing”) is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date, of each of the following conditions:
(a)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, including but not limited to the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any nonstandard conditions, restrictions or requirements which CVCY and Central Valley Community Bank reasonably determine in good faith would or could reasonably be expected to have, individually or in the aggregate, materially and adversely reduce the financial benefits of the transactions contemplated hereby to such a degree that CVCY and Central Valley Community Bank would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof have a Material Adverse Effect on CVCY, Central Valley Community Bank or SVBank (any such condition, restriction or requirement, a “Burdensome Condition”).
(b)    No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the transactions contemplated hereby.
(c)    Corporate Approvals. This Agreement, the Merger and the transactions contemplated herein shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of SVBank Common Stock (the “Requisite Shareholder Approval”).
(d)    Effectiveness of Registration Statement. The Registration Statement shall have been declared effective by the SEC pursuant to the Securities Act and the Registration Statement shall not be subject to any stop order, and no action, suit, proceeding or investigation seeking a stop order or to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing or have been threatened in writing and be unresolved.
6.2.    Conditions to Obligations of SVBank. The obligations of SVBank to consummate the transactions contemplated hereby are also subject to the fulfillment or written waiver by SVBank prior to the Closing Date of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of CVCY and Central Valley Community Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, provided that the representations of CVCY and Central Valley Community Bank set forth in the first five sentences of Section 4.3(a) and Section 4.3(c) shall be true and correct as of such dates in all respects, and SVBank shall have received a certificate or certificates, dated the Closing Date, signed on behalf of CVCY and Central Valley Community Bank by the Chief Executive Officer and the Chief Financial Officer of each such entity to such effect.
(b)    Performance of Obligations of CVCY and Central Valley Community Bank. Each of CVCY and Central Valley Community Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SVBank shall have received a certificate or certificates, dated the Closing Date, signed on behalf of CVCY and Central Valley Community Bank by the Chief Executive Officer and the Chief Financial Officer of each such entity to such effect.
(c)    No Material Adverse Effect. There shall not have occurred any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate with all such other events, circumstances, changes, occurrences or states of facts, has resulted in or would reasonably be expected to result in, a Material Adverse Effect on CVCY.
(d)    Nasdaq Listing of CVCY Stock. The shares of CVCY Common Stock to be issued as part of the Merger Consideration shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(e)    Tax Certificate. CVCY shall have delivered to SVBank a certificate substantially in the Form of Annex D to this Agreement, dated as of the Closing Date, signed on behalf of CVCY by an executive officer of CVCY.
(f)    Other Actions. CVCY and Central Valley Community Bank shall have furnished SVBank with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.2 as SVBank may reasonably request.
6.3.    Conditions to Obligation of CVCY and Central Valley Community Bank. The obligations of CVCY and Central Valley Community Bank to consummate the Merger and the other transactions contemplated hereby is also subject to the fulfillment or written waiver by CVCY and Central Valley Community Bank prior to the Closing Date of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of SVBank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, provided that the representations of SVBank set forth in the first three sentences in Section 4.2(a), the second sentence of Section 4.2(d), Section 4.2(e)(1) and Section 4.2(e)(2) shall be true and correct as of such dates in all respects, and CVCY and Central Valley Community Bank shall have received a certificate, dated the Closing Date and signed on behalf of SVBank by its Chief Executive Officer and the Chief Financial Officer, to such effect.
(b)    Performance of Obligations of SVBank. SVBank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and CVCY and Central Valley Community Bank shall have received a certificate, dated the Closing Date, signed on behalf of SVBank by the Chief Executive Officer and the Chief Financial Officer of SVBank to such effect.
(c)    Estoppel Letters and Consents. SVBank shall have delivered fully executed estoppel letters and Consents as provided in Section 5.11.
(d)    Benefits Summary Acknowledgements. CVCY and Central Valley Community Bank shall have received a Benefits Summary Acknowledgment, in the form attached hereto as Annex E, executed by each of the persons listed on Exhibit 6.3(d).
(e)    Cooperation Agreements. Each of the directors of SVBank, Significant Shareholders, and Key Employees shall have executed a Cooperation Agreement and breaches of any of its terms have occurred.
(f)    Tax Certificate. SVBank shall have delivered to CVCY a certificate substantially in the Form of Annex C to this Agreement, dated as of the Closing Date, signed on behalf of BC Bank by its Chief Financial Officer.
(g)    FIRPTA Certificate. SVBank shall have delivered to CVCY a properly executed statement from SVBank that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date and in form and substance satisfactory to CVCY.
(h)    Shareholder Approvals; Dissenters’ Rights. This Agreement, the Merger and the transactions contemplated herein shall have been duly approved by the Requisite Shareholder Approval. Shareholders holding not more than ten percent (10%) of the outstanding shares of SVBank Common Stock shall have exercised or shall have continuing rights to exercise dissenters’ rights under the CGCL with respect to the transactions contemplated by this Agreement.
(i)    Title Insurance Policies. Central Valley Community Bank shall have received CLTA/ALTA title insurance policies, at its sole expense, insuring CVCY and Central Valley Community Bank with respect to each real property interest owned or leased by SVBank subject only to the Permitted Encumbrances.
(j)    Nondisturbance Agreements. Central Valley Community Bank shall have received fully-executed nondisturbance agreements for all properties leased by SVBank in form and substance acceptable to Central Valley Community Bank.
(k)    Director Resignations. Central Valley Community Bank shall have received written resignations from all of the directors of SVBank.
(l)    Regulatory Actions. Neither CVCY nor Central Valley Community Bank shall be, as a result of the Merger, subject to any memorandum of understanding, cease and desist order or other agreement with any Governmental Authority (“Regulatory Actions”). In the even that SVBank is subject to any Regulatory Action that is not terminated before or in connection with the Merger, the condition contemplated by this provision shall be deemed to have not been satisfied.
(m)    No Material Adverse Effect. There shall not have occurred any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate with all such other events, circumstances, changes occurrences or states of facts, has resulted in or would reasonably be expected to result in, a Material Adverse Effect on SVBank.

(n)    Other Actions. SVBank shall have furnished CVCY with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.3 as CVCY and Central Valley Community Bank may reasonably request.
(o)    Termination of Securities Purchase Agreement. The Securities Purchase Agreement, dated November 28, 2012, by and among SVBank, Taylor International Fund, Ltd., and Stephen S. Taylor, Jr. shall have been terminated on terms and conditions satisfactory to CVCY and Central Valley Community Bank.

ARTICLE VII
TERMINATION
7.1.    Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:
(a)    Mutual Consent. By the mutual consent in writing of CVCY, Central Valley Community Bank and SVBank.
(b)    Breach.
(i)    By SVBank, if SVBank is not in material breach of any of the terms of this Agreement, in the event of a material breach by CVCY or Central Valley Community Bank of any representation, warranty, covenant or agreement contained herein, which breach, individually or together with all such other then uncured breaches by SVBank (i) cannot be or has not been cured within the sooner to occur of: (A) December 31, 2016, or (B) thirty (30) Business Days after the giving of written notice to the breaching party or parties of such breach, and (ii) would entitle SVBank not to consummate the transactions contemplated hereby under Section 6.2(a) or (b).
(ii)    By CVCY and Central Valley Community Bank, if none of CVCY or Central Valley Community Bank is in material breach of any of the terms of this Agreement, in the event of a material breach by SVBank of any representation, warranty, covenant or agreement contained herein, which breach, individually or together with all such other then uncured breaches by CVCY or Central Valley Community Bank (A) cannot be or has not been cured within the sooner to occur of: (1) December 31, 2016, or (2) thirty (30) Business Days after the giving of written notice to the breaching party or parties of such breach, and (B) would entitle CVCY and Central Valley Community Bank not to consummate the transactions contemplated hereby under Section 6.3(a) or (b).
(c)    Delay. By CVCY and Central Valley Community Bank, on the one hand, or SVBank, on the other hand, in the event that the transactions contemplated hereby is not consummated by December 31, 2016 (with an automatic extension to February 28, 2017 if the condition set forth at Section 6.1(a) (Regulatory Approvals) has not been satisfied by December 31, 2016 and any related application is pending at such time), except to the extent that the failure of the transactions contemplated hereby then to be consummated by such date shall be due to the failure of the party or parties seeking to terminate pursuant to this Section 7.1(c) to perform or observe the covenants and agreements of such party or parties set forth in this Agreement.
(d)    No Regulatory Approval. By CVCY and Central Valley Community Bank, on the one hand, or SVBank, on the other hand, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated hereby shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, or by CVCY and Central Valley Community Bank in the event the approval of any Governmental Authority required for consummation of the transactions contemplated hereby will not be granted without the imposition of a Burdensome Condition; provided, however, that no party or parties shall have the right to terminate this Agreement pursuant to this Section 7.1(d) if such denial shall be due to the failure of the party or parties seeking to terminate this Agreement to perform or observe the covenants of such party or parties set forth herein.
(e)    Breach of No Solicitation or Negotiation. By CVCY and Central Valley Community Bank, if SVBank shall have breached the covenants contained in Section 5.7 above.
(f)    Change of Recommendation. By CVCY and Central Valley Community Bank if the SVBank Board shall have (i) altered or modified its favorable recommendation of this Agreement to SVBank shareholders in a manner adverse to CVCY or Central Valley Community Bank, (ii) recommended, endorsed, accepted or agreed to an Acquisition Proposal, or (iii) resolved to do any of the foregoing; provided, however, that nothing in this Section 7.1(f) shall affect the obligations of SVBank under Sections 5.7 and 5.8 above.
(g)    Trading Collar.
(i)    By SVBank, upon its written notice to CVCY within the two (2) Business Days following the Determination Date (as defined below), in the event of all of the following:

(A)    CVCY does not have the right to terminate this Agreement pursuant to Sections 7.1(b)(ii), 7.1(e) or 7.1(f) of this Agreement, or CVCY has the right to terminate this Agreement pursuant to Sections 7.1(b)(ii), 7.1(e) or 7.1(f) of this Agreement and does not exercise such right;
(B)    The CVCY Determination Price (as defined below) on the Determination Date is less than eighty-five percent (85%) of the Assigned CVCY Common Share Price (the “Lower Collar Price” and the difference between the CVCY Determination Price and the Lower Collar Price, the “Lower Determination Price Difference”); and
(C)    (1) the number obtained by dividing the CVCY Determination Price by the Assigned CVCY Common Share Price (the “CVCY Change Ratio”) is less than eighty-five percent (85%) of (2) the Index Change Ratio (as defined below).
(ii)    If SVBank elects to exercise its termination right pursuant to Section 7.1(g)(i), it shall give written notice to CVCY within two (2) Business Days after the Determination Date, and such termination will be effective on the third Business Day after the giving of such notice; provided that within two (2) Business Days after CVCY’s receipt of such notice, CVCY shall have the option to increase the Aggregate Merger Consideration by an amount equal to (A) the number of shares of CVCY Common Stock comprising the Aggregate Stock Consideration immediately preceding this adjustment, multiplied by (B) the lesser of (I) the absolute value of the Lower Determination Price Difference or (II) the amount by which the CVCY Determination Price is less than the amount that would yield a CVCY Change Ratio of eighty-five percent (85%) of the Index Change Ratio if such amount were the CVCY Determination Price. Such adjustment, if any, to the Aggregate Merger Consideration can be effected by an increase in the Aggregate Cash Consideration, the Aggregate Stock Consideration (with such additional shares of CVCY Common Stock valued at the CVCY Determination Price) or a combination of the Aggregate Cash Consideration and the Aggregate Stock Consideration, at CVCY’s discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. If CVCY so elects, it shall timely give written notice to SVBank of such election and of the CVCY Increase, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(g)(i) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Aggregate Merger Consideration shall have been so modified).
(iii)    By CVCY, upon its written notice to SVBank within the two (2) Business Days following the Determination Date, in the event of all of the following:
(A)    SVBank does not have the right to terminate this Agreement pursuant to Section 7.1(b) of this Agreement, or SVBank has the right to terminate this Agreement pursuant to Section 7.1(b) of this Agreement and does not exercise such right;
(B)    The CVCY Determination Price on the Determination Date is greater than one hundred fifteen percent (115%) of the Assigned CVCY Common Share Price (the “Upper Collar Price” and the difference between the CVCY Determination Price and the Upper Collar Price, the “Upper Determination Price Difference”); and
(C)    The CVCY Change Ratio is greater than one hundred fifteen percent (115%) of the Index Change Ratio.
(iv)    If CVCY elects to exercise its termination right pursuant to this Section 7.1(g)(iii), it shall give written notice to SVBank within two (2) Business Days after the Determination Date, and such termination will be effective on the third Business Day after the giving of such notice; provided that within two (2) Business Days after SVBank’s receipt of such notice, SVBank shall have the option to accept a decrease in the Aggregate Merger Consideration by an amount equal to (A) the number of shares of CVCY Common Stock comprising the Aggregate Stock Consideration immediately preceding the adjustment, multiplied by (B) the lesser of (I) the Upper Determination Price Difference or (II) the absolute value of the amount by which the CVCY Determination Price is greater than the amount that would yield a CVCY Change Ratio equal to one hundred fifteen percent (115%) of the Index Change Ratio if such amount were the CVCY Determination Price. Such adjustment, if any, to the Aggregate Merger Consideration can be effected by a decrease in the Aggregate Cash Consideration, the Aggregate Stock Consideration (with such decrease in shares of CVCY Common Stock valued at the CVCY Determination Price) or a combination of the Aggregate Cash Consideration and the Aggregate Stock Consideration, at CVCY’s discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. If SVBank so elects, it shall timely give written notice to CVCY of such election and of the SVBank Decrease, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(g)(iii) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Aggregate Merger Consideration shall have been so modified).
(v)    For purposes of Section 7.1(g), the following terms have the meanings indicated below:
(A)    “Trading Day” means a day that CVCY Common Stock is traded on the NASDAQ Capital Market as reported on the website of www.nasdaq.com.

(B)    “Determination Date” shall mean the later of (a) the date that is ten (10) Business Days before the anticipated Closing Date and (b) the date immediately following the date of approval of the Merger by SVBank shareholders.
(C)    “Daily Sales Price” for any Trading Day means the daily volume weighted average sales price per share of CVCY Common Stock on the NASDAQ Capital Market.
(D)    “CVCY Determination Price” shall mean the volume weighted average of the Daily Sales Prices of CVCY Common Stock on the twenty (20) consecutive Trading Days ending on and including the Determination Date.
(E)    “Final Index Price” means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on and including the Determination Date.
(F)    “Index” means the NASDAQ Bank Index.
(G)    “Initial Index Price” means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on April 28, 2016.
(H)    “Index Change Ratio” means the ratio determined by dividing the Final Index Price by the Initial Index Price.
(vi)    If CVCY declares or effects a stock dividend, reclassification, recapitalization, forward or reverse stock split, or similar transaction between the date of this Agreement and the Determination Date, the prices for the CVCY Common Stock shall be appropriately adjusted for the purposes of applying Section 7.1(g).
(vii)    In the event that (a) CVCY shall enter into a definitive written agreement on or before the Effective Time relating to a merger, consolidation or any other business combination transaction pursuant to which the shareholders of CVCY immediately before such transaction shall not directly or indirectly own or control fifty-one percent (51%) or more of the capital stock of the surviving entity immediately after such transaction or (b) there is a public announcement on or before the Effective Time of a tender offer or other unsolicited attempt to directly or indirectly acquire fifty-one percent or more of the capital stock of CVCY or Central Valley Community Bank or to engage in a transaction described in subsection (a) immediately above, then this Section 7.1(g) shall immediately become null and void.
(h)    Superior Proposal. By SVBank in the event that it enters into a written agreement to effect an Acquisition Event in connection with a Superior Proposal.
(i)    Notice of Termination. In the event a party elects to effect any termination pursuant to Section 7.1(b) through 7.1(h) above, it shall give written notice to the other parties hereto specifying the basis for such termination.
7.2.    Liabilities and Remedies; Liquidated Damages; Expense Reimbursement. In the event of a material breach by any party of any of its covenants or agreements contained herein, any other party shall be entitled, without terminating this Agreement, to specifically enforce the terms hereof against the breaching party. Each party acknowledges that there is not an adequate remedy at law to compensate the other party relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any bond or any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief. Notwithstanding the foregoing, in the event that SVBank terminates this Agreement pursuant to Section 7.1(i), or in the event of any other Acquisition Event (as hereinafter defined) within twelve (12) months of the termination of this Agreement, SVBank shall immediately pay Central Valley Community Bank the sum of $800,000 plus all out-of-pocket expenses incurred by CVCY and Central Valley Community Bank arising from, relating to or in connection with this Agreement and the transactions contemplated by this Agreement (such out-of-pocket expenses not to exceed $100,000). As used herein, “Acquisition Event” shall mean SVBank Board shall have approved or SVBank shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than CVCY or Central Valley Community Bank) to effect an Acquisition Transaction or failed to publicly oppose a tender offer or an exchange offer (as defined below). As used herein, the term “Acquisition Transaction” shall mean (i) a merger, consolidation or similar transaction involving SVBank; (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of SVBank or a grant of an option entitling any Person to acquire more than 50% of the outstanding shares of stock of SVBank or all or substantially all of the assets material to the business of SVBank; or (iii) the issuance, other than pursuant to outstanding stock options, sale or other disposition by SVBank (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of SVBank Common Stock or other equity securities, or the grant of any option, warrant or other right to acquire shares of SVBank Common Stock or other equity securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible equity securities), 50% or more of the voting securities of SVBank.

ARTICLE VIII
MISCELLANEOUS
8.1.    Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements of the parties hereto set forth in this Agreement shall not survive the Effective Time.
8.2.    Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement.
8.3.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.
8.4.    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction.
8.5.    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.5.
8.6.    Expenses. Except as otherwise provided for in Section 7.2, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s fraud or willful breach of any provision of this Agreement.
8.7.    Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.
If to CVCY or Central Valley Community Bank:
Central Valley Community Bancorp and Bank
7100 North Financial Drive, Suite 101
Fresno, California 93720
Attention: James M. Ford, CEO
Fax: (559) 323-3310
With a copy to:
James K. Dyer, Jr., Esq.
Downey Brand LLP
621 Capitol Mall, 18th Floor
Sacramento, California 95814
Fax: (209) 472-3917
If to SVBank to:
Sierra Vista Bank
1710 Prairie City Road, Suite 100
Folsom, California 95630
Attn: Gary D. Gall, CEO
Fax: (916) 850-1516

With a copy to:
David Gershon, Esq.
Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor
San Francisco, CA 94111
Fax: (415) 291-7515
8.8.    Entire Understanding; No Third-Party Beneficiaries. This Agreement, the Cooperation Agreements, and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement, the Cooperation Agreements, and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto, their respective successors, or, with respect to Section 5.16, the present and former directors and officers of SVBank, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
8.9.    Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
8.10.    Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.
8.11.    Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws.
8.12.    Interpretation. When a reference is made in this Agreement to Sections, Annexes or Schedules, such reference shall be to a Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “as of the date hereof” are used in this Agreement, they shall be deemed to mean the day and year first above written.
8.13.    Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
8.14.    Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, (a) CVCY and Central Valley Community Bank may at any time modify the structure of the acquisition of SVBank set forth herein, including to provide for a merger of a newly formed subsidiary of CVCY with and into SVBank, followed by the merger of SVBank with and into CVCY as part of an integrated transaction, provided that the consideration to be paid to the holders of SVBank Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, and (b) CVCY reserves the right to increase the portion of the Aggregate Merger Consideration represented by the Aggregate Stock Consideration (using the Assigned CVCY Common Stock Price to value any such increase) and decrease the Aggregate Cash Consideration in the same amount as the value of such increase in the Aggregate Stock Consideration if CVCY reasonably believes that it is necessary or appropriate to ensure that that the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that, notwithstanding the foregoing, neither CVCY nor Central Valley Community Bank shall have any responsibility whatsoever for making any such determination. In the event CVCY and Central Valley Community Bank elect to make any such changes, the parties agree to execute appropriate documents to reflect the change.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CENTRAL VALLEY COMMUNITY BANCORP By: __/s/ James M. Ford___________________ Name: James M. Ford Title: President and Chief Executive Officer	SIERRA VISTA BANK By: ___/s/ Gary D. Gall_______________ Name: Gary D. Gall Title: President and Chief Executive Officer
CENTRAL VALLEY COMMUNITY BANK By: __/s/ James M. Ford___________________ Name: James M. Ford Title: President and Chief Executive Officer

ANNEX A
FORM OF COOPERATION AGREEMENT

COOPERATION AGREEMENT
THIS COOPERATION AGREEMENT (“Agreement”) is made and entered into as of ________________, 2016, by and between the undersigned shareholder (“Shareholder”) of Sierra Vista Bank, a California banking corporation (“SVBank”), and Central Valley Community Bancorp, a California corporation (“CVCY”).
SVBank, CVCY and Central Valley Community Bank, a California banking corporation and wholly-owned subsidiary of CVCY (“Central Valley Community Bank”), are, concurrently herewith or following the execution of this Agreement, entering into an Agreement and Plan of Reorganization and Merger, dated as of ____________________, 2016 (the “Merger Agreement”). The Merger Agreement generally provides for the merger of SVBank into Central Valley Community Bank (the “Merger”) and the conversion of the issued and outstanding shares of SVBank common stock (the “Common Stock”) into a combination of shares of the common stock of CVCY and cash. The Merger is subject to, among other things, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, the receipt of certain regulatory approvals, and the satisfaction of other conditions. Certain defined terms are set forth on Exhibit A attached hereto. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.
The Shareholder is a member of the Board of Directors, a senior executive officer and/or significant shareholder of SVBank and is the owner of the number of shares of Common Stock, Stock Options and Warrants as set forth on Exhibit B attached hereto (along with any shares of Common Stock acquired by the Shareholder after the execution of this Agreement, the “Shares”). In order to induce CVCY and Central Valley Community Bank to enter into and consummate transactions contemplated by the Merger Agreement, the Shareholder is entering into this Agreement with CVCY and Central Valley Community Bank to set forth certain terms and conditions governing the actions to be taken by the Shareholder solely in his or her capacity as a shareholder of SVBank with respect to the Shares until consummation of the Merger.
NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:
1.    Share Ownership. The Shareholder represents and warrants that the Shareholder owns beneficially all of the Shares free and clear of all Liens and except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.
2.    Restrictions on Transfer. Without the prior written consent of CVCY, the Shareholder shall not transfer, sell, assign, convey, or encumber (except for such encumbrances that are made with recourse) any of the Shares during the term of this Agreement except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, 3, 4, and 5 of this Agreement as fully as the Shareholder. Without limiting the generality of the foregoing, the Shareholder shall not grant to any party any option or right to purchase the Shares or any interest therein.
3.    Agreement to Vote in Favor of Merger. At any meeting of shareholders of SVBank or at any adjournment thereof, in response to any consent solicitation, and in other circumstances upon which the vote, consent, or other approval of SVBank’s shareholders is sought with respect to the Merger Agreement or the Merger, the Shareholder will vote or consent with respect to (or cause to be voted or consented with respect to) all of the Shares over which the Shareholder has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger. Upon the written request of CVCY at any time after the Registration Statement is declared effective by the SEC pursuant to the Securities Act, the Shareholder shall deliver to CVCY a written shareholder consent with respect to the adoption of the Merger Agreement and approval of the Merger in substantially the form of Exhibit C attached hereto with respect to all Shares for which the Shareholder has the power or authority to vote.
4.    Additional Actions. At any meeting of shareholders of SVBank or at any adjournment thereof, in response to any consent solicitation, and in other circumstances upon which the vote, consent, or other approval of SVBank’s shareholders is sought, the Shareholder will vote or consent with respect to (or cause to be voted or consented with respect to) all of the Shares over which the Shareholder has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by SVBank or (ii) any amendment of SVBank’s Articles of Incorporation or Bylaws or other proposal or transaction involving SVBank, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.
5.    Warrants. The Shareholder shall enter into an agreement to amend his, her or its warrant agreement with SVBank as contemplated by Section 2.5(i) of the Merger Agreement.

6.    Noncompetition. For a period of two (2) years after the Effective Time of the Merger, the Shareholder shall not, directly or indirectly, without the prior written consent of CVCY or Central Valley Community Bank (i) own, manage, operate, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with, any business or enterprise engaged in any business which is competitive with or similar to the Enterprises within a 50-mile radius of any of the offices of SVBank existing as of the date hereof (the “Territory”), or (ii) engage in any other manner, within the Territory, in any business that is competitive with or similar to the Enterprises. Notwithstanding the above, the Shareholder shall not be deemed to be engaged directly or indirectly in any business in contravention of paragraphs (i) or (ii) above, if (x) the Shareholder participates in any such business solely as (A) an employee, officer or director of CVCY, Central Valley Community Bank or SVBank or (B) a passive investor in up to 5% of the equity securities or 10% of the debt securities of a company or partnership, provided such securities are publicly traded, or (y) as specifically set forth in Schedule 7.
7.    Nonsolicitation. For a period of two (2) years after the Effective Time of the Merger, the Shareholder shall not, directly or indirectly, without the prior written consent of the CVCY or Central Valley Community Bank on behalf of any Depository Institution, solicit or aid in the solicitation of Customers or Prospective Customers for Financial Services or induce or attempt to induce immediately any Person who is a Customer, Prospective Customer, supplier, distributor, officer or employee of SVBank or Central Valley Community Bank prior to the Effective Time of the Merger to terminate such person’s relationships with, or to take any action that would be disadvantageous to, the CVCY, Central Valley Community Bank or SVBank.
8.    Trade Secrets. Without limiting the generality of the foregoing and at all times after the date hereof, other than for the benefit of SVBank and, after the Effective Time of the Merger, other than for the benefit of CVCY and Central Valley Community Bank, the Shareholder (i) shall not use any of the Trade Secrets, or disclose any of the Trade Secrets to any other Person, and (ii) shall deliver, on and after the Effective Time of the Merger, all documents, reports, drawings, designs, plans proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by the Shareholder, to Central Valley Community Bank.
9.    Equitable Relief. The Shareholder acknowledges and agrees that CVCY could not be made whole by monetary damages in the event of any default by the Shareholder of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that CVCY, in addition to any other remedy which it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction located in California.
10.    Enforcement. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
11.    Effect of Termination of Merger Agreement. The covenants and obligations set forth in this Agreement shall expire and be of no further force and effect upon termination of the Merger Agreement under Section 7.1 thereof.
[Signature Page Follows]
IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder as of the day and year first above written.
As to the Shareholder,
signed in the presence of:

Name: (Please print or type)	Name: (Please print or type)

Central Valley Community Bancorp By: Name: James M. Ford Title: President and Chief Executive Officer

CONSENT OF SPOUSE
I, ______________________, spouse of ____________________, who executed the foregoing Agreement, hereby agree that my spouse’s interest in the shares of Sierra Vista Bank subject to this Agreement shall be irrevocably bound by the Agreement’s terms. I further agree that my community property interest in such shares, if any, shall similarly be bound by the Agreement and that such consent is binding upon my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this consent.

Dated: ___________________, 2016	______________________________________ Name: (Please print or type)

ANNEX B
FORM OF MERGER AGREEMENT

AGREEMENT OF MERGER
This Agreement of Merger (this “Merger Agreement”) is entered into as of ___________, 201_ by and among Central Valley Community Bancorp, a California corporation (“Parent”), Central Valley Community Bank, a California banking corporation and wholly-owned subsidiary of Parent (“Central Valley Community Bank”), and Sierra Vista Bank, a California banking corporation (“Sierra Vista Bank”), as follows:
Section 1.  The Merger.
Sierra Vista Bank shall be merged with and into Central Valley Community Bank (the “Merger”) as set forth in the Agreement and Plan of Reorganization and Merger dated ____________, 2016 (“Agreement”), by and among the Parent, Central Valley Community Bank, and Sierra Vista Bank. Central Valley Community Bank shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate corporate existence of Sierra Vista Bank shall cease from and after the consummation of the Merger.
Section 2. Stock.
(a) At the Effective Time (as defined below), the outstanding shares of Sierra Vista Bank common stock (other than shares as to which dissenters’ rights have been perfected) shall be canceled and each share of Sierra Vista Bank common stock shall be exchanged, in accordance with the election made by its holder, for either shares of Parent common stock, cash or a combination thereof as set forth in Section 2.4 of the Agreement. No shares of Central Valley Community Bank shall be issued in exchange therefor. The Merger shall have no effect on the shares of Central Valley Community Bank or the shares of Parent.
(b) From and after the Effective Date, the holders of certificates formerly representing shares of Sierra Vista Bank shall cease to have any rights with respect thereto other than the rights provided herein and any dissenters’ rights they have perfected pursuant to Chapter 13 of the General Corporation Law of the State of California.
(c) Notwithstanding any other provision hereof, no fractional shares of Parent common stock shall be issued to holders of Sierra Vista Bank common stock. In lieu thereof, each such holder otherwise entitled to a fraction of a share of Parent common stock shall receive, at the time of surrender of the certificate or certificates representing such holder’s Sierra Vista Bank common stock, an amount in cash determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $[____]. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of, a fractional share.
Section 3.  Articles of Incorporation and Bylaws.
(a) From and after the Effective Time, the articles of incorporation of Central Valley Community Bank, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until the same may be amended as provided by law.
(b) From and after the Effective Time, the bylaws of Central Valley Community Bank as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until the same may be amended as provided by law.
Section 4.  Effect of Merger.
The effect of the Merger shall be as prescribed by law. The Merger shall be become effective as and at the time provided in Section 4887(b) of the California Financial Code (the “Effective Time”).
Section 5.  Officers and Directors.
The directors of Central Valley Community Bank immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of Central Valley Community Bank immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal.
Section 6.  Counterparts.
This Merger Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall be deemed but one and the same instrument.
IN WITNESS WHEREOF, the parties have executed this Merger Agreement as of the date first written above.

CENTRAL VALLEY COMMUNITY BANCORP:	CENTRAL VALLEY COMMUNITY BANK:
By: ________________________________	By: ________________________________
James M. Ford, President and CEO	James M. Ford, President and CEO
By: ________________________________	By: ________________________________
Steven D. McDonald, Secretary	Steven D. McDonald, Secretary

SIERRA VISTA BANK:
By: ________________________________
Gary D. Gall, President and CEO
By: ________________________________
__________________, Secretary

CERTIFICATE OF APPROVAL
OF
AGREEMENT OF MERGER
James M. Ford and Steven D. McDonald hereby certify that:
1.    They are the President and Chief Executive Officer, and the Secretary, respectively, of Central Valley Community Bank, a banking corporation organized under the laws of the State of California.
2.    The Agreement of Merger in the form attached was duly approved by the Board of Directors of the corporation.
3.    No vote of the shares of Central Valley Community Bank was required and the merger agreement was entitled to be and was approved by Board of Directors of the corporation acting alone under the provisions of Section 1201 of the California Corporations Code. No vote of the corporation’s parent, Central Valley Community Bancorp, was required.
4.    There are two classes of shares authorized, of which there are ten (10) shares of common stock outstanding and no shares of preferred stock outstanding.
We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.
Date: _____________, 201_

James M. Ford, President and CEO

Steven D. McDonald, Secretary

CERTIFICATE OF APPROVAL
OF
AGREEMENT OF MERGER
Gary D. Gall and _______________ hereby certify that:
1.    They are the President and Chief Executive Officer, and the Secretary, respectively, of Sierra Vista Bank, a California banking corporation organized under the laws of the State of California.
2.    The Agreement of Merger in the form attached was duly approved by the Board of Directors and shareholders of the corporation.
3.    The number of shares voted in favor of the Agreement of Merger in the form attached equaled or exceeded the vote required. The percentage vote required was more than fifty percent of the outstanding shares.
4.    Sierra Vista Bank is authorized to issue two classes of shares: common stock and preferred stock. At present only common shares are issued and outstanding, and the number of common shares outstanding is ______________.
We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.
Date: _______ __, 201_

Gary D. Gall, President and CEO

______________, Secretary

ANNEX C
FORM OF SVBANK TAX CERTIFICATION

Tax Representation Certificate of Sierra Vista Bank
This certificate is being provided on the Closing Date as of the Effective Time of the Merger of Sierra Vista Bank, a California banking corporation (“SVBank”), with and into Central Valley Community Bank, a California banking corporation (“Central Valley Community Bank”), a direct wholly-owned subsidiary of Central Valley Community Bancorp (“CVCY”), pursuant to the Agreement and Plan of Reorganization and Merger dated as of ______________, 2016, by and among CVCY, Central Valley Community Bank, and SVBank (the “Agreement”). References herein to the “Code” refer to the United States Internal Revenue Code of 1986, as amended, and references to a “Treasury Regulation” refer to a regulation promulgated under the Code. Capitalized terms not defined herein have the meanings specified in the Agreement.
A.    Statements and Representations.
SVBank hereby certifies and represents after consulting with its legal counsel, accountants and auditors regarding the meaning of and factual support for the following representations and, to the extent necessary, with its personnel and advisors having knowledge pertinent to the following that the statements and representations made herein are true, correct and complete in all respects at the date hereof and will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time):

1.
The terms of the Agreement and all other agreements entered into in connection therewith, including the amount of cash, CVCY Common Stock, and cash in lieu of fractional shares to be received by the holders (“SVBank Stockholders”) of SVBank Common Stock (the SVBank Common Stock, together with any other issued and outstanding stock of SVBank, “SVBank Capital Stock”), were bargained for at arm’s length by the parties to the Agreement, and the fair market value of the cash, CVCY Common Stock and cash in lieu of fractional shares to be received by the SVBank Stockholders will be approximately equal to the fair market value of the SVBank Common Stock surrendered by such SVBank Stockholders in the Merger. In connection with the Merger, no SVBank Stockholder will receive in exchange for SVBank Capital Stock, directly or indirectly, any consideration from CVCY or Central Valley Community Bank or any related party (within the meaning of Treasury Regulation section 1.368-1(e)(4)) with respect to either of them other than CVCY Common Stock and cash pursuant to the terms of the Agreement, cash in lieu of fractional shares of CVCY Common Stock, and cash pursuant to the exercise of appraisal rights.

2.
SVBank has not made and will not make any distributions with respect to or in redemption of SVBank Capital Stock in contemplation of the Merger or during the period beginning with the commencement of negotiations (whether formal or informal) between CVCY and SVBank regarding the Merger and ending at the Effective Time (the “Pre-Merger Period”).

3.
Neither SVBank nor any person related to SVBank within the meaning of Treasury Regulation Section 1.368-1(e)(4) (a “SVBank Affiliate”) nor any partnership in which SVBank or a SVBank Affiliate is a partner has purchased, redeemed, or otherwise acquired, or made any distributions with respect to, any SVBank Capital Stock prior to or in contemplation of the Merger, or otherwise, as part of a plan of which the Merger is a part.

4.
The business currently carried on by SVBank is its “historic business” within the meaning of Treasury Regulation Section 1.368-1(d), and no assets of SVBank have been sold, transferred or otherwise disposed of which would prevent CVCY or Central Valley Community Bank from continuing the “historic business” of SVBank or from using a “significant portion” of SVBank’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulation Section 1.368-1(d).

5.
SVBank Stockholders will receive in the Merger shares of CVCY Common Stock with a value, determined as of the date described in Treasury Regulation Section 1.368-1(e)(2)(i) (the “Valuation Date”), equal to at least forty percent (40%) of the total value, determined as of the Valuation Date, of all of the shares of CVCY Common Stock outstanding on the Valuation Date. For purposes of this representation, shares of CVCY Common Stock that were redeemed, sold, or otherwise transferred, directly or indirectly, in connection with the Merger to SVBank, CVCY, or any party related (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) to either entity will be treated as outstanding shares of SVBank Common Stock on the Valuation Date. To the best of SVBank’s knowledge, there is no plan or intention on the part of SVBank Stockholders who own one percent (1%) or more of the SVBank Capital Stock or who are directors or officers of SVBank, and SVBank knows of no plan or intention on the part of any remaining SVBank Stockholder, (i) to sell, exchange, transfer or otherwise dispose of CVCY Common Stock received in the Merger (except for fractional share interests) to CVCY, a corporation related to CVCY within the meaning of Treasury Regulation Section 1.368‑1(e)(4) (a “CVCY Affiliate”), or any partnership in which CVCY or a CVCY Affiliate is a partner, or (ii) to enter into a transaction that reduces the risk of ownership of CVCY Common Stock received in the Merger with CVCY, a CVCY Affiliate, or any partnership in which CVCY or a CVCY Affiliate is a partner.

6.
Immediately after the Merger, at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by SVBank immediately prior to the Merger will be held by Central Valley Community Bank after the Merger. For the purpose of this representation, the following assets of SVBank will be treated as property held by SVBank immediately prior to the Merger but not held by Central Valley Community Bank subsequent to the Merger: (i) assets disposed of by SVBank (other than assets sold to unrelated third parties for fair market value) prior to the Merger and in contemplation thereof (including without limitation any asset disposed of, other than in the ordinary course of business, pursuant to a plan or intent existing during the Pre-Merger Period); (ii) assets used by SVBank prior to the Effective Time to pay other expenses or liabilities incurred in connection with the Merger or other liabilities or obligations that are not operating liabilities or obligations incurred in the ordinary course of business; (iii) assets used to make payments in lieu of fractional shares or pursuant to the exercise of appraisal rights; and (iv) assets used to make distributions, redemptions or other payments in respect of the SVBank Capital Stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger, that are related thereto, or that are made during the Pre-Merger Period.

7.
To the best of SVBank’s knowledge, except for the payment of cash in lieu of fractional shares of CVCY Common Stock otherwise to be issued in the Merger, there is no plan or intention by CVCY, any CVCY Affiliate, or any partnership in which CVCY or a CVCY Affiliate is a partner to purchase, redeem, or otherwise acquire, following the Merger, any CVCY Common Stock issued pursuant to the Agreement.

8.
To the best of SVBank’s knowledge, with respect to each instance, if any, in which shares of SVBank Capital Stock have been purchased during the Pre-Merger Period (a “Stock Purchase”): (i) the Stock Purchase was not made by the purchaser as an agent, or for the benefit, of CVCY or Central Valley Community Bank; (ii) the purchase price paid or other obligation incurred by such purchaser was funded by such purchaser’s own assets and was not advanced, and will not be reimbursed, either directly or indirectly, by CVCY or Central Valley Community Bank; (iii) other than in the Merger pursuant to the Agreement, at no time was such purchaser or any other party required or obligated to surrender to CVCY or Central Valley Community Bank the SVBank Capital Stock acquired in the Stock Purchase, and neither such purchaser nor any other party will be required to surrender to CVCY or Central Valley Community Bank the CVCY Common Stock for which such shares of SVBank Capital Stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger and was entered into solely to satisfy the separate interests of such purchaser and the seller.

9.
To SVBank’s knowledge, during the past five (5) years, none of the outstanding shares of SVBank Capital Stock, including the right to acquire or vote any such shares have, directly or indirectly, been owned by CVCY, a CVCY Affiliate, or a partnership in which CVCY or a CVCY Affiliate is a partner.

10.
It is SVBank’s understanding that if CVCY or Central Valley Community Bank pays or assumes any expenses of SVBank, it will pay or assume only those expenses that are solely and directly related to the Merger and will do so only in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187. SVBank Stockholders will pay their own expenses, if any, incurred in connection with the Merger.

11.	There is no inter-corporate indebtedness existing between CVCY and SVBank or between Central Valley Community Bank and SVBank that was issued, acquired, or will be settled at a discount.

12.	SVBank is not an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

13.	SVBank is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

14.
The issuance in the Merger of cash in lieu of fractional shares of CVCY Common Stock represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to CVCY of issuing fractional shares, and does not represent separately bargained-for consideration. The total cash consideration that will be paid in lieu of issuing fractional shares of CVCY Common Stock will not exceed one percent (1%) of the total consideration that will be issued pursuant to the Agreement to the SVBank Stockholders in exchange for their SVBank Capital Stock. No SVBank Stockholder will receive cash pursuant to Section 2.3(b) of the Agreement in exchange for SVBank Common Stock in an amount equal to or greater than the value of one full share of CVCY Common Stock valued in a manner consistent with Section 2.3(b) of the Agreement.

15.
To the best of SVBank’s knowledge: (i) none of what is received nominally as, or in the form of, cash or other non-stock compensation for services by any stockholder-employees (including for the purposes of this paragraph any stockholder-independent contractors) of SVBank will be in fact separate consideration for, allocable to, or otherwise attributable to any of the SVBank Capital Stock held by such stockholder-employee; (ii) none of the CVCY Common Stock that is received nominally as, or in the form of, consideration for SVBank Capital Stock by any stockholder-employees of SVBank will be in fact consideration for or otherwise attributable to services or allocable to any employment (or independent contractor) arrangement; (iii) the compensation paid to any stockholder-employees of SVBank by CVCY or by Central Valley

Community Bank following the Merger will be for services actually rendered and will be commensurate with amounts that would be paid to third parties bargaining at arm’s-length for similar services.

16.	SVBank has a bona fide business reason for engaging in the Merger unrelated to taxes as summarized in the Information Statement or the Registration Statement, as applicable.

17.
The Merger will not result in a transaction whereby gain or loss with respect to SVBank property not subject to tax under the Code prior to the Merger will become subject to tax under the Code after the Merger.

18.	At the Effective Time, the fair market value of the assets of SVBank will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which its assets are subject.

19.
There are no other agreements, arrangements or understandings between CVCY or Central Valley Community Bank and SVBank and/or any of their subsidiaries, affiliates or stockholders bearing on the terms of the Merger other than the agreements, arrangements and understandings described or referenced in the Agreement.

20.	At the Effective Time, there will be no declared but unpaid dividends on SVBank Capital Stock.

21.
The Merger will be consummated in compliance with the terms of the Agreement, none of the material terms and conditions therein has been waived or modified, and SVBank has no plan or intention to waive or modify any such terms or conditions.

22.
SVBank Stockholders will exercise appraisal rights with respect to not more than ten percent (10%) of the SVBank Capital Stock issued and outstanding as of the Effective Time. SVBank Stockholders who have properly exercised and preserved appraisal rights with respect to their SVBank Capital Stock will be entitled only to such rights as are granted under Section 2.5(g) of the Agreement and Sections 1300 - 1313 of the CGCL.

23.	The liabilities of SVBank were incurred by SVBank in the ordinary course of business.
24.    The undersigned is authorized to make all of the representations set forth herein.

SIERRA VISTA BANK,
a California banking corporation
By:
Name:
Title:
Dated: {insert Closing Date}

ANNEX D
FORM OF CVCY TAX CERTIFICATION

Tax Representation Certificate of CVCY and Central Valley Community Bank
This certificate is being provided on the Closing Date as of the Effective Time of the Merger of Sierra Vista Bank, a California banking corporation (“SVBank”), with and into Central Valley Community Bank, a California banking corporation (“Central Valley Community Bank”), a direct wholly-owned subsidiary of Central Valley Community Bancorp (“CVCY”), pursuant to the Agreement and Plan of Reorganization and Merger dated as of ___________, 2016, by and among CVCY, Central Valley Community Bank, and SVBank (the “Agreement”). References herein to the “Code” refer to the United States Internal Revenue Code of 1986, as amended, and references to a “Treasury Regulation” refer to a regulation promulgated under the Code. Capitalized terms not defined herein have the meanings specified in the Agreement.

A.	Statements and Representations.
CVCY and Central Valley Community Bank hereby certify and represent after consulting with their legal counsel, accountants and auditors regarding the meaning of and factual support for the following representations and, to the extent necessary, with their personnel and advisors having knowledge pertinent to the following that the statements and representations made herein are true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time):

1.
The terms of the Agreement and all other agreements entered into in connection therewith, including the amount of cash, CVCY Common Stock (the CVCY Common Stock, together with any other issued and outstanding stock of CVCY, “CVCY Capital Stock”) and cash in lieu of fractional shares to be received by the holders (“SVBank Stockholders”) of SVBank Common Stock (the SVBank Common Stock, together with any other issued and outstanding stock of SVBank, “SVBank Capital Stock”), were bargained for at arm’s length by the parties to the Agreement, and the fair market value of the cash, CVCY Common Stock and cash in lieu of fractional shares to be received by the SVBank Stockholders will be approximately equal to the fair market value of the SVBank Capital Stock surrendered by such SVBank Stockholders in the Merger. In connection with the Merger, no SVBank Stockholder will receive in exchange for SVBank Capital Stock, directly or indirectly, any consideration from CVCY or Central Valley Community Bank or any related party (within the meaning of Treasury Regulation section 1.368-1(e)(4)) with respect to either of them other than CVCY Common Stock and cash pursuant to the terms of the Agreement, cash in lieu of fractional shares of CVCY Common Stock, and cash pursuant to the exercise of appraisal rights.

2.
CVCY and Central Valley Community Bank expect that SVBank Stockholders will exercise appraisal rights with respect to not more than ten percent (10%) of the SVBank Capital Stock issued and outstanding as of the Effective Time.

3.
Except for the payment of cash in lieu of fractional shares of CVCY Common Stock otherwise to be issued in the Merger, there is no plan or intention by CVCY, any person related to CVCY within the meaning of Treasury Regulation Section 1.368-1(e)(4) (a “CVCY Affiliate”), or any partnership in which CVCY or a CVCY Affiliate is a partner to purchase, redeem, or otherwise acquire, following the Merger, any CVCY Common Stock issued pursuant to the Agreement.

4.
CVCY has not acquired and will not acquire any shares of SVBank Capital Stock, for consideration other than CVCY Common Stock, in contemplation of the Merger or during the period beginning with the commencement of negotiations (whether formal or informal) regarding the Merger and ending at the Effective Time (the “Pre-Merger Period”). No CVCY Affiliate and no partnership in which CVCY or a CVCY Affiliate is a partner has acquired or will acquire shares of SVBank Capital Stock, for consideration other than CVCY Common Stock, in contemplation of the Merger or during the Pre-Merger Period. Until the Effective Time, except as set forth in the Agreement and the documents referenced in the Agreement, neither CVCY nor any CVCY Affiliate will own beneficially or of record, or will have owned beneficially or of record during the five years immediately prior to the Effective Time, any shares of SVBank Capital Stock, or other securities, options, warrants, or instruments giving the holder thereof the right to acquire SVBank Capital Stock or other securities offered by SVBank.

5.
Central Valley Community Bank is a California state chartered bank conducting active banking operations in the State of California. At all times since January 1, 2016, Central Valley Community Bank has been wholly owned directly by CVCY.

6.
Immediately following the Effective Time, Central Valley Community Bank will be wholly owned directly by CVCY. CVCY has no plan or intention: (i) to liquidate Central Valley Community Bank, merge Central Valley Community Bank into another entity, or cause Central Valley Community Bank to cease its separate legal existence for federal income tax purposes; (ii) to sell or otherwise dispose of (or cause or permit Central Valley Community Bank to issue to any Person other than CVCY) any shares or securities of, or other interests in, Central Valley Community Bank; or (iii) to sell or otherwise dispose of, or to cause Central Valley Community Bank to sell or otherwise dispose of, any of Central Valley Community Bank’s or SVBank’s assets; except that CVCY or Central Valley Community Bank may: (x) make dispositions of assets to unrelated third parties for fair market value consideration in the ordinary course of business; (y) make transfers described in Section

368(a)(2)(C) of the Code, or in the applicable Treasury Regulation; or (z) make occasional sales of Central Valley Community Bank’s assets to unrelated third parties for fair market value that do not prevent the continuation of SVBank’s “historic business” or use of “historic business assets” as described in paragraph 7 below.

7.
Assuming the accuracy of paragraph 4 of the Tax Representation Certificate of SVBank, executed as of the date hereof, following the Merger, CVCY or Central Valley Community Bank (or a member or members of the “qualified group,” as defined in Treasury Regulation Section 1.368-l(d)(4)(ii), that includes CVCY as the “issuing corporation,” as defined in Treasury Regulation Section 1.368‑l(b)), will continue the “historic business” of SVBank or use a “significant portion” (at least 33 1/3 percent by value) of SVBank’s “historic business assets” in a business (all within the meaning of Treasury Regulation Section 1.368-l(d)). For purposes of this representation, CVCY will be treated as owning its proportionate share of SVBank’s business assets used in a business of any partnership in which members of CVCY’s qualified group either own a significant interest or have active and substantial management functions as partners with respect to that partnership business.

8.
Pursuant to the Merger, SVBank will merge with and into Central Valley Community Bank, and Central Valley Community Bank will acquire substantially all of the assets and liabilities of SVBank. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Central Valley Community Bank immediately prior to the Merger will continue to be held by Central Valley Community Bank after the Merger. In addition, after the Merger, at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by SVBank immediately prior to the Merger will be held by Central Valley Community Bank after the Merger. For the purpose of this representation, the following assets of SVBank or of Central Valley Community Bank, as the case may be, will be treated as property held by SVBank or Central Valley Community Bank, as the case may be, immediately prior to the Merger but not by Central Valley Community Bank subsequent to the Merger: (i) assets disposed of by SVBank or Central Valley Community Bank (other than assets transferred from SVBank to Central Valley Community Bank in the Merger or assets sold to unrelated third parties for fair market value) prior to or subsequent to the Merger and in contemplation thereof (including without limitation any asset disposed of, other than in the ordinary course of business, pursuant to a plan or intent existing during the Pre-Merger Period); (ii) assets used by SVBank or Central Valley Community Bank to pay other expenses or liabilities incurred in connection with the Merger or other liabilities or obligations that are not operating liabilities or obligations incurred in the ordinary course of business; (iii) assets used to make payments in lieu of fractional shares or pursuant to the exercise of appraisal rights; and (iv) assets used to make distributions, redemptions, or other payments in respect of SVBank Capital Stock or stock of Central Valley Community Bank or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger, that are related thereto, or that are made during the Pre-Merger Period.

9.
To CVCY’s and Central Valley Community Bank’s knowledge, with respect to each instance, if any, in which shares of SVBank Capital Stock have been purchased during the Pre-Merger Period (a “Stock Purchase”): (i) the Stock Purchase was not made by the purchaser as an agent, or for the benefit, of CVCY or Central Valley Community Bank; (ii) the purchase price paid or other obligation incurred by such purchaser was funded by such purchaser’s own assets and was not advanced, and will not be reimbursed, either directly or indirectly, by CVCY or Central Valley Community Bank; (iii) other than in the Merger pursuant to the Agreement, at no time was such purchaser or any other party required or obligated to surrender to CVCY or Central Valley Community Bank the SVBank Capital Stock acquired in the Stock Purchase, and neither such purchaser nor any other party will be required to surrender to CVCY the CVCY Common Stock for which such shares of SVBank Capital Stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger and was entered into solely to satisfy the separate interests of such purchaser and the seller.

10.
If CVCY or Central Valley Community Bank pays or assumes any expenses of SVBank, it will pay or assume only those expenses that are solely and directly related to the Merger and will do so only in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187. SVBank Stockholders will pay their own expenses, if any, incurred in connection with the Merger.

11.	There is no inter-corporate indebtedness existing between CVCY and SVBank or between Central Valley Community Bank and SVBank that was issued, acquired, or will be settled at a discount.

12.	Neither CVCY nor Central Valley Community Bank is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

13.
To CVCY’s and Central Valley Community Bank’s knowledge, at the Effective Time the fair market value of the assets of SVBank will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which its assets are subject.

14.
SVBank Stockholders will receive in the Merger shares of CVCY Common Stock with a value, determined as of the date described in Treasury Regulation Section 1.368-1(e)(2)(i) (the “Valuation Date”), equal to at least forty percent (40%) of the total value, determined as of the Valuation Date, of all of the shares of CVCY Common Stock outstanding on the Valuation Date. For purposes of this representation, shares of CVCY Common Stock that were redeemed, sold, or otherwise transferred, directly or indirectly, in connection with the Merger to SVBank, CVCY, or any party related (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) to either entity will be treated as outstanding shares of SVBank Common

Stock on the Valuation Date. The issuance in the Merger of cash in lieu of fractional shares of CVCY Common Stock represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to CVCY of issuing fractional shares, and does not represent separately bargained-for consideration. The total cash consideration that will be paid in lieu of issuing fractional shares of CVCY Common Stock will not exceed one percent (1%) of the total consideration that will be issued pursuant to the Agreement to the SVBank Stockholders in exchange for their SVBank Capital Stock. No SVBank Stockholder will receive cash pursuant to Section 2.3(b) of the Agreement in exchange for SVBank Common Stock in an amount equal to or greater than the value of one full share of CVCY Common Stock valued in a manner consistent with Section 2.3(b) of the Agreement.

15.
None of what is received nominally as, or in the form of, cash or other non-stock compensation for services by any stockholder-employees (including for the purposes of this paragraph any stockholder-independent contractors) of SVBank will be in fact separate consideration for, allocable to, or otherwise attributable to any of the SVBank Capital Stock held by such stockholder-employee. None of the CVCY Common Stock that is received nominally as, or in the form of, consideration for SVBank Capital Stock by any stockholder-employees of SVBank will be in fact consideration for or otherwise attributable to services or allocable to any employment (or independent contractor) arrangement. The compensation paid to any stockholder-employees of SVBank by CVCY or by Central Valley Community Bank following the Merger will be for services actually rendered and will be commensurate with amounts that would be paid to third parties bargaining at arm’s-length for similar services.

16.
CVCY and Central Valley Community Bank have a bona fide business reason for engaging in the Merger unrelated to taxes as will be summarized in the Information Statement or the Registration Statement, as applicable.

17.
The Merger will not result in a transaction whereby gain or loss with respect to SVBank property not subject to tax under the Code prior to the Merger will become subject to tax under the Code after the Merger.

18.
There are no other agreements, arrangements or understandings among any of CVCY, Central Valley Community Bank, or SVBank and/or any of their subsidiaries, affiliates, or stockholders bearing on the terms of the Merger other than the agreements, arrangements and understandings described or referenced in the Agreement.

19.
The Merger will be consummated in compliance with the terms of the Agreement, none of the material terms and conditions therein has been waived or modified, and CVCY and Central Valley Community Bank have no plan or intention to waive or modify any such terms or conditions.

20.
Following the Merger, CVCY and Central Valley Community Bank will comply with the recordkeeping and filing requirements of Treasury Regulation Section 1.368-3 and will report the Merger on their U.S. federal income tax returns in a manner consistent with the Merger constituting a reorganization within the meaning of Section 368(a) of the Code.

21.	The undersigned are authorized to make all of the representations set forth herein.

CENTRAL VALLEY COMMUNITY BANCORP

By:
Name: James M. Ford
Title: President and Chief Executive Officer

CENTRAL VALLEY COMMUNITY BANK

By:
Name: James M. Ford
Title: President and Chief Executive Officer
Dated: {insert Closing Date}, 201_

ANNEX E
FORM OF BENEFITS SUMMARY ACKNOWLEDGMENT

BENEFITS SUMMARY ACKNOWLEDGMENT
THIS BENEFITS SUMMARY ACKNOWLEDGEMENT is delivered to Central Valley Community Bancorp (“CVCY”) and Central Valley Community Bank (“Central Valley Community Bank”), in accordance with the terms of the Agreement and Plan of Reorganization and Merger, dated as of ________________, 2016, by and among CVCY, Central Valley Community Bank and Sierra Vista Bank, a California banking corporation (“SVBank”), pursuant to which SVBank will merge with and into Central Valley Community Bank (the “Merger”).

Plan/Agreement	Present Value	Retirement Benefit

I confirm to CVCY and Central Valley Community Bank that I have reviewed the table above and each of the plans and/or agreements listed in the table above. Having reviewed such plans and/or agreements, and having had to opportunity to confer with management of SVBank about such plans and/or agreements, I confirm and acknowledge that:
(1) The table above includes an accurate and complete list of all SVBank benefit plans and agreements to which I am a party or beneficiary and pursuant to which I am or will become entitled to receive a benefit as a result of the Merger, upon the Merger or at any time following the Merger (the “Benefits”).
(2) The table above accurately states the amounts or values of all Benefits.
Date: __________________, 2016    ____________________________
Name: ______________________

EXHIBIT 1.1
SIGNIFICANT SHAREHOLDERS

Name	Common Shares	Exercisable Options and Warrants	Percent of Class(1)
Taylor International Fund, Ltd and all Affiliates	819,808	197,767	22.85
Total	819,808	197,767	22.85
(1) Includes shares that the named shareholder has the right to acquire pursuant to exercisable options and warrants.

EXHIBIT 6.3(d)

BENEFIT SUMMARY ACKNOWLEDGMENT PROVIDERS
1. Each Key Employee
2. Each of the members of the SVBank Board of Directors

Appendix B
CALIFORNIA CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. Dissenters’ Rights
1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.
(b) As used in this chapter, “dissenting shares” means shares to which all of the following apply:
(1) That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).
(2) That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.
(3) That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.
(4) That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
(c) As used in this chapter, “dissenting shareholder” means the record holder of dissenting shares and includes a transferee of record.
1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section1300, unless they lose their status as dissenting shares under Section 1309.
(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h)of Section 1110 was mailed to the shareholder.
(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.
1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.
(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.
(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.
(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.
(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).
1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.
1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:
(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.
(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.
(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.
(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.
1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.
1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.
1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.
(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.
(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.
1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Appendix C
Fairness Opinion of Sandler O’Neill & Partners, L.P.
[Sandler O’Neill & Partners, L.P. Letterhead]

April 28, 2016
Board of Directors
Sierra Vista Bank
1710 Prairie City Road, Suite 100
Folsom, CA 95630
Ladies and Gentlemen:
Sierra Vista Bank (“SVBank”), Central Valley Community Bancorp (“CVCY”) and Central Valley Community Bank (“Central Valley Community Bank”), a wholly-owned subsidiary of CVCY, are proposing to enter into an Agreement and Plan of Reorganization and Merger (the “Agreement”) pursuant to which SVBank will merge with and into Central Valley Community Bank (the “Merger”) with Central Valley Community Bank surviving the Merger. Pursuant to the terms of the Agreement, upon the Effective Time of the Merger, each share of common stock, no par value, of SVBank issued and outstanding immediately prior to the Effective Time (“SVBank Common Stock”), except for certain shares of SVBank Common Stock as specified in the Agreement, shall be converted into the right to receive, at the election of the holder thereof and in accordance with the procedures set forth in the Agreement, either (i) the number of shares of CVCY Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), (ii) cash in an amount equal to the Per Share Consideration Value (the “Per Share Cash Consideration”), or (iii) the Per Share Stock Consideration in respect of that portion of such holder’s SVBank Common Stock equal to 58%, rounded to the nearest whole share, and the Per Share Cash Consideration in respect of that portion of such holder’s SVBank Common Stock equal to 42%, rounded to the nearest whole share (the “Mixed Consideration”). The Agreement provides, generally, that shareholder elections may be adjusted as necessary to result in an overall ratio of 42% of SVBank Common Stock being converted into the right to receive the Per Share Cash Consideration and 58% of SVBank Common Stock being converted into the right to receive the Per Share Stock Consideration. The terms and conditions of the Merger are more fully set forth in the Agreement. The Per Share Stock Consideration, the Per Share Cash Consideration and the Mixed Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of SVBank Common Stock.
Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated April 26, 2016; (ii) certain publicly available financial statements and other historical financial information of SVBank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of CVCY that we deemed relevant; (iv) internal financial projections for SVBank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of SVBank; (v) publicly available mean analyst earnings per share estimates for CVCY for the years ending December 31, 2016 and December 31, 2017 as well as an estimated long-term earnings per share growth rate for the years thereafter, as provided by the senior management of CVCY; (vi) the pro forma financial impact of the Merger on CVCY based on assumptions relating to transaction expenses, purchase accounting adjustments, adjustments to the cost of deposits at SVBank and cost savings, as well as financial projections for SVBank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of CVCY; (vii) the publicly reported historical price and trading activity for SVBank and CVCY common stock, including a comparison of certain stock market information for SVBank and CVCY common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for SVBank and CVCY with similar institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of SVBank the business, financial condition, results of operations and prospects of SVBank and held similar discussions with certain members of senior management of CVCY regarding the business, financial condition, results of operations and prospects of CVCY.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by SVBank or CVCY or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective managements of SVBank and CVCY that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SVBank or CVCY or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of SVBank or CVCY or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of SVBank or CVCY, or the combined entity after the Merger and we have not reviewed any individual credit files relating to SVBank or CVCY or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for both SVBank and CVCY are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Sandler O’Neill used internal financial projections for SVBank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of SVBank. In addition, in preparing its analyses Sandler O’Neill used publicly available mean analyst earnings per share estimates for CVCY for the years ending December 31, 2016 and December 31, 2017 as well as an estimated long-term earnings per share growth rate for the years thereafter, as provided by the senior management of CVCY. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, adjustments to the cost of deposits at SVBank and cost savings, as well as financial projections for SVBank for the years ending December 31, 2016 through December 31, 2020, as provided by the senior management of CVCY. With respect to the foregoing information, the respective managements of SVBank and CVCY confirmed to us that such information reflected (or, in the case of the publicly available mean analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements of the future financial performance of SVBank and CVCY and we assumed that such performance would be achieved. We express no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in SVBank’s or CVCY’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that SVBank and CVCY will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SVBank, CVCY or the Merger or any related transaction, (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, (iv) the Merger will be consummated without SVBank’s rights under Section 7.1(g)(i) of the Agreement having been triggered, (v) the Merger will be consummated without CVCY’s rights under Section 7.1(g)(iii) of the Agreement having been triggered, and (vi) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that SVBank has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of SVBank Common Stock or CVCY Common Stock at any time or what the value of CVCY Common Stock will be once it is actually received by the holders of SVBank Common Stock.
We have acted as SVBank’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which fairness opinion fee will be credited in full towards the fee becoming due and payable to us on the day of closing of the Merger. SVBank has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to SVBank or CVCY and their respective affiliates. We may also actively trade the equity and debt securities of SVBank and CVCY or their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of SVBank in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of SVBank as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of SVBank Common Stock and does not address the underlying business decision of SVBank to engage in the Merger, the form or structure of the Merger or the other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for SVBank or the effect of any other transaction in which SVBank might engage. We also do not express any opinion as to the amount of compensation to be received in the Merger by any SVBank or CVCY officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of SVBank Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.
 The Bylaws of Central Valley Community Bancorp provide that Central Valley Community Bancorp shall, to the maximum extent and in the manner permitted by the California Corporations Code (the “Code”), indemnify each of its directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director of Central Valley Community Bancorp. Furthermore, pursuant to Central Valley Community Bancorp’s Articles of Incorporation and Bylaws, Central Valley Community Bancorp has power, to the maximum extent and in the manner permitted by the Code, to indemnify its employees, officers and agents (other than directors) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee, officer or agent of Central Valley Community Bancorp.
 Under Section 317 of the Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.
 Central Valley Community Bancorp’s Bylaws also provide that Central Valley Community Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them, whether or not Central Valley Community Bancorp would have the power to indemnify them against such liability under provisions of applicable law or the provisions of Central Valley Community Bancorp’s Bylaws. Each of the directors and executive officers of Central Valley Community Bancorp has an indemnification agreement with Central Valley Community Bancorp that provides that Central Valley Community Bancorp shall indemnify such person to the full extent authorized by the applicable provisions of the Code and further provide advances to pay for any expenses which would be subject to reimbursement. Central Valley Community Bancorp is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Bylaws.
 The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules
a. Exhibits
The exhibits list required by this Item is incorporated by reference to the Exhibit Index included with this registration statement.
b. Financial Statement Schedules
None

Item 22. Undertakings
 The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(5)
That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.
(7)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(8)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(9)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Fresno, State of California, on July 29, 2016.

Central Valley Community Bancorp

By:	/s/ James M. Ford President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ James M. Ford	Date:	July 29, 2016
James M. Ford,
President and Chief Executive Officer and Director (principal executive officer)

/s/ James M. Ford *	Date:	July 29, 2016
David A. Kinross,
Executive Vice President and Chief Financial Officer
(principal accounting officer and principal financial officer)

/s/ James M. Ford *	Date:	July 29, 2016
Daniel J. Doyle,
Chairman of the Board and Director

/s/ James M. Ford *	Date:	July 29, 2016
Daniel N. Cunningham, Lead Independent Director

/s/ James M. Ford *	Date:	July 29, 2016
Edwin S. Darden, Director

/s/ James M. Ford *	Date:	July 29, 2016
Steven D. McDonald, Director

/s/ James M. Ford *	Date:	July 29, 2016
Louis McMurray, Director

/s/ James M. Ford *	Date:	July 29, 2016
William S. Smittcamp, Director

/s/ James M. Ford *	Date:	July 29, 2016
Joseph B. Weirick, Director

/s/ James M. Ford *	Date:	July 29, 2016
F.T. Elliot, IV, Director
* Signed by James M. Ford, attorney-in-fact

Exhibit Index

Exhibit No.	Description of Exhibit
2
Agreement and Plan of Reorganization and Merger dated April 28, 2016, by and among Central Valley Community Bancorp, Central Valley Community Bank and Sierra Vista Bank (included in Part I as Appendix A)

5	Opinion of Downey Brand LLP as to validity of shares being registered (filed on July 18, 2016)
8	Opinion of Downey Brand LLP as to certain tax matters
9.1	Form of Cooperation Agreement (included in Part I as attachment to Appendix A)
23.1	Consent of Downey Brand LLP (included in Exhibit 5)
23.2	Consent of Crowe Horwath LLP
24	Power of Attorney of directors and certain officers of the Registrant (Filed on June 16, 2016)
99.1	Form of Proxy of Sierra Vista Bank
99.2	Form of Election of Merger Consideration
99.3	Consent of Sandler O’Neill & Partners, L.P. (Filed on June 16, 2016)